Forward-looking statements

In addition to statements of historical fact, this report for the six months ended June 30, 2022 (this “Interim Report”) contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). The disclosure and analysis set forth in this Interim Report include assumptions, expectations, projections, intentions and beliefs about future events in a number of instances, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our other periodic reports that we file with, or furnish to, the US Securities and Exchange Commission (the “SEC”), other information sent to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that our actual results of operations, including our financial position and liquidity, and the development of the industry in which we operate may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this Interim Report. In addition, even if our results of operations, including our financial position and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Interim Report, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Factors that might cause future results of operations or developments to differ include, among others, the following:

▪	Adverse litigation outcomes and timing of resolution of litigation matters
▪	Valuation uncertainty in respect of the fair value of our capital provision assets
▪	Our ability to identify and select suitable legal finance assets and enter into contracts with new and existing clients
▪	Changes and uncertainty in laws and regulations that could affect our industry, including those relating to privileged information
▪	Improper use or disclosure of privileged information under our control due to cybersecurity breaches, unauthorized use or theft
▪	Inadequacies in our due diligence process or unforeseen developments
▪	Credit risk and concentration risk relating to our legal finance assets
▪	Competitive factors and demand for our services and capital
▪	Negative publicity or public perception of the legal finance industry or us
▪	Current and future economic, political and market forces, including uncertainty surrounding the effects of the Covid-19 pandemic
▪	Potential liability from future litigation
▪	Our ability to retain key employees
▪	The sufficiency of our cash and cash equivalents and our ability to raise capital to meet our liquidity needs
▪	Other factors discussed under “Risk factors” in our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 29, 2022 (the “Annual Report”)

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements contained in this Interim Report, the Annual Report and our other periodic reports that we file with, or furnish to, the SEC. New factors emerge from time to time, and it is not possible for us to predict all of these factors.

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Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The forward-looking statements speak only as of the date of this Interim Report and, except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this Interim Report, whether as a result of new information, future events or otherwise.

Basis of presentation of financial information

We report our condensed consolidated financial statements for the six months ended June 30, 2022 and 2021 included in this Interim Report in accordance with the generally accepted accounting principles in the United States (“US GAAP”). Our condensed consolidated financial statements are presented in US Dollars.

Non-GAAP financial measures relating to our business structure

US GAAP requires us to present financial statements that consolidate some of the limited partner interests in funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. See note 17 (Variable interest entities) to our condensed consolidated financial statements for additional information. We refer to this presentation as “consolidated”. We strive to provide a view of Burford as a stand-alone business (i.e., eliminating the impact of these managed funds) by furnishing information on a non-GAAP basis that eliminates the effect of this consolidation. We refer to this presentation as “Burford-only”. In addition, we strive to provide supplemental information that presents the totality of our legal finance activities by furnishing information on a non-GAAP basis that reflects the contribution of both our consolidated and non-consolidated managed funds. We refer to this presentation as “Group-wide”. To that end, throughout this Interim Report, we refer to our business as follows:

▪	Consolidated
Refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under US GAAP. At the date of this Interim Report, the major entities where there is also a third-party partner in, or owner of, those entities include the Strategic Value Fund, BOF-C, the Advantage Fund, Colorado and several other entities in which we hold investments where there is also a third-party partner in, or owner of, those entities.
▪	Burford-only
Refers to assets, liabilities and activities that pertain only to Burford on a proprietary basis, excluding any third-party interests and the portions of jointly owned entities owned by others.
▪	Group-wide
Refers to the totality of assets managed by Burford, including those portions of the funds owned by third parties and including funds that are not consolidated into Burford’s condensed consolidated financial statements. Group-wide is therefore the sum of Burford-only and non-controlling interests in consolidated and non-consolidated funds. Group-wide does not include third-party interests in capital provision assets, the economics of which have been sold to those third parties, that do not meet the criteria to be recognized as a sale under US GAAP. This includes the third-party interests in Colorado and other capital provision asset subparticipations.

We use Burford-only and Group-wide financial measures, which are calculated and presented using methodologies other than in accordance with US GAAP, to supplement analysis and discussion of our condensed consolidated financial statements. We believe Group-wide financial measures, including Group-wide information on our capital provision assets and undrawn commitments, are useful to investors because they convey the scale of our existing (in the case of Group-wide capital provision assets) and potential future (in the case of Group-wide undrawn commitments) business and the performance of all legal finance assets originated by us. Although we do not receive all of the returns of our managed funds, we do receive management and performance fees as part of our income. Further, we believe that Group-wide portfolio metrics, including the performance of our managed funds, are important measures by which to assess our ability to attract additional capital and to grow our business, whether directly or through managed funds. These non-GAAP financial measures should not be considered as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. See “Financial and Operational Review—Reconciliations” for the reconciliations of these non-GAAP financial measures to our condensed consolidated financial statements prepared in accordance with US GAAP.

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APMs and non-GAAP financial measures relating to our operating and financial performance

APMs

This Interim Report presents certain unaudited alternative performance measures (“APMs”). The APMs are presented because (i) we use them to monitor our financial position and results of operations and/or (ii) we believe they are useful to investors, securities analysts and other interested parties. The APMs, as defined by us, may not be comparable to similarly titled measures as presented by other companies due to differences in the way the APMs are calculated. Even though the APMs are used to assess our financial position and results of operations, and these types of measures are commonly used by investors, they have important limitations as analytical tools, and you should not consider them in isolation from, or as substitutes for, our condensed consolidated financial position or results of operations. Consistent with how management assesses Burford’s business, we also present certain of these APMs on a (i) consolidated basis, (ii) Burford-only basis and (iii) Group-wide basis.

The presentation of the APMs is for informational purposes only and does not purport to present what our actual financial position or results of operations would have been, nor does it project our financial position at any future date or our results of operations for any future period. The presentation of the APMs is based on information available at the date of this Interim Report and certain assumptions and estimates that we believe are reasonable. Several of the APMs measure certain performance of our assets to the end of the period and include concluded and partially concluded portfolios (as described below).

In discussing cash returns and performance of our asset management business, we refer to several metrics that we have applied consistently in our financial disclosure:

▪	Assets under management
Consistent with our status as an SEC-registered investment advisor, we report publicly on our asset management business on the basis of US regulatory assets under management (“AUM”). For the benefit of non-US investors, the SEC’s definition of AUM may differ from that used by European investment firms. AUM, as we report it, means the fair value of the capital invested in funds and individual capital vehicles plus the capital that we are entitled to call from investors in those funds and vehicles pursuant to the terms of their capital commitments to those funds and vehicles.
▪	Concluded and partially concluded assets
A legal finance asset is “concluded” for our purposes when there is no longer any litigation risk remaining. We use the term to encompass (i) entirely concluded legal finance assets where we have received all proceeds to which we are entitled (net of any entirely concluded losses), (ii) partially concluded legal finance assets where we have received some proceeds (for example, from a settlement with one party in a multi-party case) but where the case is continuing with the possibility of receiving additional proceeds and (iii) legal finance assets where the underlying litigation has been resolved and there is a promise to pay proceeds in the future (for example, in a settlement that is to be paid over time).

In most instances, concluded assets both conclude and result in receipt of all cash proceeds associated with the assets in the same period. Sometimes, non-cash assets are received or cash will be paid over time. In those instances, a “due from settlement of capital provision assets” receivable is recorded on our condensed consolidated statement of financial position, in which event we estimate the future date we expect to receive cash for purposes of calculating returns or other metrics, such as IRR and WAL (each as defined below). When proceeds are ultimately received, we adjust our presentation of returns to reflect actual proceeds and timing.

▪	Deployed cost Deployed cost is the amount of funding we have provided for an asset at the applicable point in time.

For purposes of calculating returns, we must consider how to allocate the costs associated with an asset in the event of a partial conclusion. Our approach to cost allocation depends on the type of asset:

-	When single case assets have partial resolutions along the way without the entire case being resolved, most commonly because one party settles and the remaining party(ies) continue to litigate, we report the partial resolution when agreed as a partial realization and allocate a portion of the deployed cost to the partial resolution depending on the significance of the settling party to the overall claim.
-	In portfolio assets when a case (or part of a case) resolves or generates cash, we report the partial resolution when agreed as a partial realization and allocate a portion of the deployed cost to the resolution. The

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allocation depends on the structure of the individual portfolio arrangement and the significance of the resolution to the overall portfolio, but it is in essence a method that mimics the way an investor would allocate cost basis across a portfolio of security purchases.
▪	Commitment
A commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide funding on a schedule or, more often, when certain expenses are incurred) or discretionary (allowing us to provide funding after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.
▪	Internal rate of return
Internal rate of return (“IRR”) is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring actual and, if necessary, estimated inflows and outflows from that pool, allocating investment cost appropriately. IRRs do not include unrealized gains.
▪	Return on invested capital
Return on invested capital (“ROIC”) from a concluded asset is the absolute amount of realizations from such asset in excess of the amount of expenditure incurred in funding such asset divided by the amount of expenditure incurred, expressed as a percentage figure. ROIC is a measure of our ability to generate absolute returns on our assets. Some industry participants express returns on a multiple of invested capital (“MOIC”) instead of a ROIC basis. MOIC includes the return of capital and, therefore, is 1x higher than ROIC. In other words, 70% ROIC is the same as 1.70x MOIC.
▪	Weighted average life
Weighted average life (“WAL”) of one of our legal finance assets represents the average length of time from deployment and/or cash outlay until we receive a cash realization (actual or, if necessary, estimated) from that asset weighted by the amount of that realization. In other words, WAL is how long our asset is outstanding on average. In the past, we have sometimes referred to “duration” of our legal finance assets to give an indication of their tenor. Duration and WAL are often used somewhat interchangeably in finance, but technically we are analyzing WAL (where time is weighted by cash flows) rather than duration (where time is weighted by the present value of those cash flows).

Unlike our IRR and ROIC calculations, using the aggregate cash flows from the portfolio in making our portfolio level computations will not readily work with WAL computations because our funded assets are originated in different timeframes. Instead, in calculating a portfolio WAL, we compute a weighted average of the individual asset WALs. In doing this, we weight the individual WALs by the costs deployed on the asset and also, as a separate calculation, by the amount of realizations on the individual assets.

Non-GAAP financial measures

In addition to these measures of cash returns and performance of our asset management business, we also refer to cash receipts and tangible book value attributable to Burford Capital Limited per ordinary share, which are non-GAAP financial measures:

▪	Cash receipts
Cash receipts provide a measure of the cash that our capital provision and other assets generate during a given period as well as cash from certain other fees and income. In particular, cash receipts represent the cash generated from capital provision and other assets, including cash proceeds from realized or concluded assets and any related hedging assets, plus cash received for asset management fees, services and/or other income, before any deployments into funding existing or new assets.

Cash receipts is a non-GAAP financial measure and should not be considered as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable US GAAP measure is proceeds from capital provision assets as set forth in our condensed consolidated statements of cash flows. We believe that cash receipts is an important measure of our operating and financial performance and is useful to management and investors when assessing the performance of our Burford-only capital provision assets. See “Financial and Operational Review—Reconciliations—Cash receipts reconciliations” for a reconciliation of cash

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receipts to proceeds from capital provision assets, the most comparable measure calculated in accordance with US GAAP.

▪	Tangible book value attributable to Burford Capital Limited per ordinary share

Tangible book value attributable to Burford Capital Limited per ordinary share is calculated by subtracting intangible assets (such as goodwill) from total Burford Capital Limited equity and dividing the difference by the total number of outstanding ordinary shares.

Tangible book value attributable to Burford Capital Limited per ordinary share is a non-GAAP financial measure and should not be considered as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable US GAAP measure is total Burford Capital Limited equity as set forth in our condensed consolidated statements of financial position. We believe that tangible book value attributable to Burford Capital Limited per ordinary share is an important measure of our financial condition and is useful to management and investors when assessing capital adequacy and our ability to generate earnings on tangible equity invested by our shareholders. See “Financial and operational review—Reconciliations—Tangible book value attributable to Burford Capital Limited per ordinary share reconciliations” for a reconciliation of tangible book value per ordinary share to total Burford Capital Limited equity, the most comparable measure calculated in accordance with US GAAP.

Certain terms used in this Interim Report

In this Interim Report, references to “Burford”, “we”, “us” or “our” refer to Burford Capital Limited and its subsidiaries, unless the context requires otherwise.

Certain additional terms used in this Interim Report are set forth below:

Advantage Fund

Burford Advantage Master Fund LP, a private fund for which BCIM serves as the investment advisor and which is focused on pre-settlement litigation strategies where litigation risk remains, but the risk is anticipated to be lower than that of our core legal finance business. Investors in the Advantage Fund include third-party limited partnerships as well as Burford’s balance sheet. Investments in the Advantage Fund are recorded as capital provision-indirect assets.

Alternative strategies

Encompasses complex strategies, lower risk legal finance and post-settlement finance assets that provide lower but attractive risk-adjusted returns.

Asset management

Includes our activities administering the private funds we manage for third-party investors.

Asset management income

Income from fees earned from administering the private funds we manage for third-party investors.

Asset recovery

Pursuit of enforcement of an unpaid legal judgment, which may include our financing of the cost of such pursuit and/or judgment enforcement.

BAIF

Burford Alternative Income Fund LP, a private fund focused on post-settlement legal finance matters.

BAIF II

Burford Alternative Income Fund II LP, a private fund focused on post-settlement legal finance matters.

BCIM

Burford Capital Investment Management LLC, a wholly owned indirect subsidiary of Burford Capital Limited, serves as the investment advisor of all of our managed funds and is registered under the US Investment Advisers Act of 1940, as amended.

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BOF

Burford Opportunity Fund LP, a private fund focused on pre-settlement legal finance matters.

BOF-C

Burford Opportunity Fund C LP, a private fund through which a sovereign wealth fund invests in pre-settlement legal finance matters under the sovereign wealth fund arrangement.

Capital provision assets

We subdivide our capital provision assets into two categories:

“Direct”, which includes all of our capital provision assets that we have originated directly (i.e., not through participation in a fund) from our balance sheet. We also include direct (i.e., not through participation in a fund) complex strategies assets in this category. See note 3 (Supplemental cash flow data) to our condensed consolidated financial statements for additional information.

“Indirect”, which includes the balance sheet’s participations in two of our private funds (i.e., the Strategic Value Fund and the Advantage Fund).

Capital provision income

Income from our portfolio of capital provision assets and related positions.

Carrying value

Amount at which an asset is carried on the balance sheet, reflecting cost and any fair value adjustment.

Claimant

The party who asserts a right or title in a legal proceeding, in particular in arbitration matters.

Claim family

A group of legal finance assets with a related underlying claim shared by a number of different claimants.

Colorado

Colorado Investments Limited, a limited liability company that was created for the secondary sale of some of our entitlement in the YPF-related Petersen matter.

Complex strategies

Encompasses our activities providing capital as a principal in legal- or regulatory-related assets, often securities, debt and other financial assets, where a significant portion of the expected return arises from the outcome of legal or regulatory activity.

Consolidated funds

Certain of our private funds in which, because of our investment in and/or control of such private funds, we are required under US GAAP to consolidate the minority limited partner’s interests in such private funds and include the full financial results of such private funds within our condensed consolidated financial statements. At the date of this Interim Report, BOF-C, the Strategic Value Fund and the Advantage Fund are consolidated funds.

Core legal finance

Provision of capital and expertise, to clients or as a principal, in connection with (i) the underlying asset value of litigation claims and enforcement of settlements, judgments and awards, (ii) the amount paid to law firms as legal fees and (iii) the value of assets affected by litigation.

Defendant

The party against whom a civil action is brought, in particular in litigation matters.

Deployment

Funding provided for an asset, which adds to our invested cost in such asset.

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Definitive commitments

Commitments where we are contractually obligated to fund incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in our returns or the loss of our funded capital in a case).

Discretionary commitments

Commitments where we are not contractually obligated to advance capital and generally would not suffer adverse financial consequences from failing to do so.

Fair value adjustment

The amount of unrealized gain or loss recognized in our profit or loss account in the relevant period and added to or subtracted from, as applicable, asset value on our condensed consolidated statements of financial position.

Judgment debtor

A party against whom there is a final adverse court award.

Judgment enforcement

The activity of using legal and financial strategies to force a judgment debtor to pay an adverse award made by a court.

Legal finance

Our legal finance products and services comprise (i) core legal finance and (ii) alternative strategies.

Legal risk management

Matters where we provide some form of legal risk arrangement, such as an indemnity or insurance for adverse legal costs.

Litigation

We use the term litigation colloquially to refer to any type of matter involved in the litigation, arbitration or regulatory process and the costs and legal fees associated therewith.

Lower risk legal finance

Pre-settlement litigation investments with lower risk and lower expected returns than assets included in our core legal finance portfolio. At the date of this Interim Report, our lower risk legal finance activity occurs primarily in a third-party managed fund (i.e., the Advantage Fund).

LTIP

Burford’s long-term incentive plan for the awards of ordinary shares to employees.

Management fee

The fee earned by us from administering the private funds we manage for third-party investors.

Monetization

The acceleration of a portion of the expected value of a litigation or arbitration matter prior to resolution of such matter, which permits a client to convert an intangible claim or award into tangible cash on a non-recourse basis.

Net realized gain/loss

The sum of realized gains and realized losses.

Non-consolidated funds

Certain of our private funds that we are not required to include within our condensed consolidated financial statements but include within Group-wide data. At the date of this Interim Report, (i) BCIM Partners II, LP, (ii) BCIM Partners III, LP, (iii) BCIM Credit Opportunities, LP, (iv) BOF, (v) BAIF and (vi) BAIF II and any “sidecar” funds are non-consolidated funds.

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Performance fee

The share of profits generated from funds which we manage on behalf of third-party limited partnerships. This share of profits is paid as a performance fee when the funds meet certain performance conditions.

Plaintiff

The party who institutes a legal action or claim, in particular in litigation matters.

Portfolio finance

Legal finance assets with multiple paths to realization, such as financing for a pool of litigation claims.

Post-settlement finance

Includes our financing of legal-related assets in situations where litigation has been resolved, such as financing of settlements and law firm receivables. At the date of this Interim Report, our post-settlement finance activity occurs primarily in third-party managed funds (i.e., BAIF and BAIF II).

Privileged information

Confidential information that is protected from disclosure due to the application of a legal privilege or other doctrine, including attorney work product, depending on the laws of the relevant jurisdiction.

Realization

A legal finance asset is realized when the asset is concluded (i.e., when litigation risk has been resolved). A realization will result in us receiving cash or, occasionally, non-cash assets or recognizing a due from settlement receivable, reflecting what we are owed on the asset.

Realized gain or loss

Reflects the total amount of gain or loss generated by a legal finance asset when it is realized, calculated simply as realized proceeds less deployed cost, without regard for any previously recognized fair value adjustment.

Respondent

The party against whom a civil action is brought, in particular in arbitration matters.

Single-case finance

Legal finance assets that are subject to binary legal risk, such as a single filed litigation or arbitration matter with one plaintiff or group of plaintiffs and one defendant or group of defendants.

Strategic Value Fund

BCIM Strategic Value Master Fund, LP is a limited partnership for which BCIM serves as the investment advisor and which invests in certain complex strategies assets. Investors in the Strategic Value Fund include third-party limited partnerships as well as Burford’s balance sheet. Investments in the Strategic Value Fund are recorded as capital provision-indirect assets.

Sovereign wealth fund arrangement

The agreement we have entered into with a sovereign wealth fund pursuant to which it provides funding for a portion of our legal finance assets through BOF-C.

Transfers to realizations

The amount of fair value adjustment previously recognized on an asset, which is subsequently reversed in the period when a realized gain is recognized.

Unrealized gain or loss

Represents the fair value of our assets over or under their funded cost, as determined in accordance with the requirements of the applicable US GAAP standards, for the relevant financial reporting period (condensed consolidated statement of operations and comprehensive income) or cumulatively (condensed consolidated statement of financial position).

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Vintage

Refers to the calendar year in which a legal finance commitment is initially made.

YPF-related assets

Refers to our Petersen and Eton Park legal finance assets, which are two claims relating to Argentina’s nationalization of YPF S.A., the Argentine energy company.

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Financial and operational review

The following discussion and analysis of our financial and operational review should be read in conjunction with our condensed consolidated financial statements and the accompanying notes thereto contained elsewhere in this Interim Report. Certain information contained in the following discussion and analysis includes forward-looking statements that involve known and unknown risks, uncertainties and other factors. See “Forward-looking statements”.

The following discussion and analysis also contain a discussion of certain APMs and non-GAAP financial measures that are used by management to monitor our financial position and results of operations. These APMs and non-GAAP financial measures are supplemental and should not be considered in isolation from, or as substitutes for, our condensed consolidated financial position or results of operations as reported under US GAAP. See “Basis of presentation of financial information” for additional information with respect to APMs and non-GAAP financial measures.

In addition, because we report our results of operations under US GAAP in this Interim Report, historical data at and for the six months ended June 30, 2021 included in this Interim Report may differ from the historical data prepared in accordance with the International Financial Reporting Standards (“IFRS”) as previously reported by us. See “Financial and operational review—Conversion to US GAAP” in the Annual Report for additional information with respect to the differences between US GAAP and IFRS.

Economic and market conditions

Covid-19 pandemic

Court systems and other forms of adjudication have largely returned to functionality in the aftermath of the Covid-19 pandemic, but a number of court systems face significant backlogs, delaying adjudication. Moreover, delays in adjudication also tend to lead to delays in case settlements, as parties do not feel pressure to resolve matters. Inevitably, some of our matters (and thus our cash realizations from them) have been and are likely to continue to be slowed by these dynamics. Delay in matters, however, is often profitable for us, as many of our assets have time-based terms which will increase our returns as time passes, so we consider these delays to be the deferral of income rather than its permanent diminution. We have not seen the discontinuance of any matters. Moreover, in jurisdictions with court backlogs because of the Covid-19 pandemic, the impetus to file new litigation may be diminished, unless there is an approaching limitation period, given that the litigation will not be able to move forward swiftly and spending money on the early phases of litigation could thus be postponed.

See “Risk factors—Risks related to our business and industry—Legal, political and economic uncertainty surrounding the effects of the Covid 19 pandemic could adversely affect our business, financial position, results of operations and/or liquidity” in the Annual Report.

Uncorrelated returns

Our returns are driven by judicial activity and are uncorrelated to market conditions or economic activity. The return of economic stress is likely good for us, as we tend to generate business when companies face increased liquidity challenges and other forms of uncertainty.

International sanctions on Russian businesses and individuals

The international sanctions imposed on Russian businesses and individuals continue to impact the legal industry although they have little impact on us. Our legal finance assets in jurisdictions outside Russia or Ukraine but which are against entities that might have an ultimate Russian parent or controller (regardless of sanction status) represented in the aggregate $105 million (or approximately 3.4%) of total carrying value for capital provision assets at June 30, 2022, as compared to $93 million (or approximately 3.2%) of total carrying value for capital provision assets at December 31, 2021, with the increase only occurring due to incremental investment and valuation changes in existing investments. There have been no significant changes or developments with respect to the impact of these international sanctions on our business. See “Financial and Operational Review—Sanctions” in the Annual Report for additional information with respect to these international sanctions.

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Results of operations and financial position

Set forth below is a discussion of our condensed consolidated results of operations for the six months ended June 30, 2022 and 2021 and our condensed consolidated financial position at June 30, 2022 and December 31, 2021, in each case, on a consolidated basis, unless noted otherwise.

See “—Reconciliations—Reconciliations of consolidated financial statements to Burford-only financial statements— Reconciliations of consolidated statements of operations to Burford-only statements of operations” for a reconciliation of our condensed consolidated results of operations for the six months ended June 30, 2022 and 2021 from a consolidated basis to a Burford-only basis and “—Reconciliations—Reconciliations of consolidated financial statements to Burford-only financial statements—Reconciliations of consolidated statements of financial position to Burford-only statements of financial position” for a reconciliation of our condensed consolidated financial position at June 30, 2022 and December 31, 2021 from a consolidated basis to a Burford-only basis.

The table below sets forth our condensed consolidated statements of operations for the six months ended June 30, 2022 and 2021.

	For the six months
	ended June 30,
	2022	2021
($ in thousands)	(Unaudited)	(Unaudited)	Change
Revenues
Capital provision income	110,278	84,428	25,850
Asset management income	5,508	4,329	1,179
Insurance (loss)/income	(2,297)	799	(3,096)
Services income	389	682	(293)
Marketable securities (loss)/income and bank interest	(8,971)	1,256	(10,227)
Gain relating to third-party interests in capital provision assets	1,005	395	610
Total revenues	105,912	91,889	14,023

Operating expenses
Compensation and benefits
Salaries and benefits	17,416	17,633	(217)
Annual incentive compensation	7,143	6,544	599
Equity compensation	4,869	4,272	597
Legacy asset recovery incentive compensation including accruals	1,690	34,083	(32,393)
Long-term incentive compensation including accruals	4,672	5,122	(450)
General, administrative and other	14,735	14,458	277
Case-related expenditures ineligible for inclusion in asset cost	3,663	2,532	1,131
Total operating expenses	54,188	84,644	(30,456)

Operating income	51,724	7,245	44,479

Other expenses
Finance costs	36,561	25,646	10,915
Loss on debt extinguishment	916	1,616	(700)
Foreign currency transactions losses	3,024	396	2,628
Total other expenses	40,501	27,658	12,843

Income/(loss) before income taxes	11,223	(20,413)	31,636

(Provision for)/benefit from income taxes	(7,725)	559	(8,284)
Net income/(loss)	3,498	(19,854)	23,352

Net income attributable to non-controlling interests	24,999	8,736	16,263
Net loss attributable to Burford Capital Limited shareholders	(21,501)	(28,590)	7,089

Overview

Burford had a solid first half, with a 31% increase in capital provision income and more than a sixfold increase in operating income along with a meaningful amount of new business. Our net income was impacted by non-cash, unrealized negative impacts associated with our marketable securities and our exposure to non-US currencies and deferred taxes. Our operating expenses fell sharply given the reduced level of expense accruals that were present during the six months ended June 30, 2021, offset somewhat by higher interest expenses given the 6.250% Senior Notes

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due 2028 (the “2028 Notes”) were outstanding for the full six-month period and the issuance of the 6.875% Senior Notes due 2030 (the “2030 Notes”) in April 2022.

Statement of operations

Capital provision income

Capital provision income increased by 31% to $110 million for the six months ended June 30, 2022, as compared to
$84 million for the six months ended June 30, 2021. Our capital provision income was composed of (i) realized gains of $34 million (June 30, 2021: $87 million, reflecting the impact in that period of the Akhmedov resolution), (ii) fair value adjustments (net of previously recognized unrealized gains transferred to realized gains) of $81 million (June 30, 2021: less than $1 million), reflecting an increase in litigation activity in the courts, and (iii) a non-cash foreign exchange charge of $7 million (June 30, 2021: $2 million) relating to matters denominated in currencies (principally Euros) as to which we do not have a functional currency holding entity, causing those foreign exchange changes to flow through this line item. The increase in unrealized gains suggests a welcome resumption of court activity post-Covid-19 pandemic.

Asset management income

Asset management income increased by 27% to $6 million for the six months ended June 30, 2022, as compared to $4 million for the six months ended June 30, 2021. Management fees were unchanged at $4 million and performance fees, of which there were none for the six months ended June 30, 2021, were $2 million. The increase in asset management income for the six months ended June 30, 2022 was attributable to additional performance fee income recognized with respect to BAIF.

Insurance (loss)/income

The insurance loss position of $2 million for the six months ended June 30, 2022 reflected both an expected decline in revenues from our legacy insurance business in run-off following its many years of excellent contribution, and the interim performance of Burford Worldwide Insurance Limited, our wholly-owned Guernsey insurer that provides insurance for legal cost shifting incurred in pursuing or defending legal proceedings.

Services income

Services income was at less than $1 million for the six months ended June 30, 2022 and 2021. The small decrease from the prior year period was consistent with the continuing migration of our asset recovery business from fee-for-service activity to focus on generating capital provision assets as we transition to a contingent risk model.

Marketable securities (loss)/income and bank interest

We place a portion of our cash with an institutional asset manager which actively trades such cash in short-term marketable securities, generally in the form of money market and fixed income instruments, in an effort to generate yield above that earned on cash and cash equivalents. During the period, we saw considerable volatility in debt markets leading to lower valuations for many of these investments, and we closed the half with non-cash unrealized losses of $9 million due to our fair value treatment of these securities. However, we expect this portfolio to benefit from currently higher yields and the reversal of unrealized losses as securities approach their maturity.

Gain relating to third-party interests in capital provision assets

Gain relating to third-party interests in capital provision assets increased to $1 million for the six months ended June 30, 2022, as compared to less than $1 million for the six months ended June 30, 2021. This immaterial increase reflects differential levels of capital provision asset activity.

Operating expenses

Our operating expenses fell sharply given the presence in the first half of 2021 of legacy asset recovery incentive compensation accruals that were not repeated at the same levels in 2022. We expense our operating expenses as they are incurred instead of capitalizing them as part of our capital provision portfolio. Moreover, we perform virtually all of our asset origination activities internally, using our own employees, as opposed to outsourcing due diligence or legal work. As a result, our operating expenses largely reflect our actual expenditures in cash to operate our business during the period.

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Compensation and benefits

Compensation and benefits expenses decreased by 47% to $36 million for the six months ended June 30, 2022, as compared to $68 million for the six months ended June 30, 2021. This decrease reflected primarily the legacy asset recovery incentive compensation accruals in the prior period; otherwise, cash compensation expense remained relatively flat period-over-period.

Equity compensation expense was $5 million for the six months ended June 30, 2022 (June 30, 2021: $4 million) reflecting somewhat greater use of LTIP as a compensation tool.

Legacy and long-term incentive compensation expenses were $6 million due to non-cash accruals relating to incremental fair value changes in the period (June 30, 2021: $39 million, of which $34 million related to a large case resolution).

General, administrative and other

General, administrative and other expenses were essentially unchanged from the prior year period at just under $15 million.

Case-related expenditures ineligible for inclusion in asset cost

Case-related expenditures ineligible for inclusion in asset cost increased to $4 million for the six months ended June 30, 2022, as compared to $3 million for the six months ended June 30, 2021. This expense line will inherently vary based on deal structures and case events.

Finance costs

Finance costs increased to $37 million for the six months ended June 30, 2022 (June 30, 2021: $26 million). This increase reflected primarily the increase in our outstanding indebtedness as a result of the issuance of $360 million aggregate principal amount of the 2030 Notes in April 2022 and the full six months of finance costs on the $400 million aggregate principal amount of the 2028 Notes that were issued in April 2021, partially offset by the early redemption in full of the remaining $80 million (£62 million) aggregate principal amount of 6.500% Bonds due 2022 (the “2022 Bonds”) in May 2022.

Loss on debt extinguishment

Loss on debt extinguishment decreased to less than $1 million for the six months ended June 30, 2022 (June 30, 2021: $2 million) reflecting the lower premium paid to redeem the remaining 2022 Bonds during the six months ended June 30, 2022 as compared to the premium paid in connection with the tender offer for the 2022 Bonds during the six months ended June 30, 2021. We chose to redeem the 2022 Bonds given the cash economics were more favorable than allowing the 2022 Bonds to remain outstanding until maturity.

Foreign currency transactions losses

In addition to the non-cash unrealized foreign exchange losses included in the capital provision income discussed under “—Capital provision income”, we also saw non-cash foreign currency transactions losses increase to ($3) million for the six months ended June 30, 2022, as compared to under $1 million for the six months ended June 30, 2021. This increased loss reflected primarily the strength of the US Dollar relative to UK Sterling exchange rates during the six months ended June 30, 2022 in relation to intercompany account balances between subsidiaries with different functional currencies and is wholly non-cash and unrealized.

(Provision for)/benefit from income taxes

There was a provision for income taxes of $8 million for the six months ended June 30, 2022, as compared to a tax benefit of less than $1 million for the six months ended June 30, 2021. This tax expense was primarily due to recording a full valuation allowance for a deferred tax asset relating to interest expense deductions. We paid cash taxes of less than $1 million for the six months ended June 30, 2022 and 2021, respectively.

Net income attributable to non-controlling interests

Net income attributable to non-controlling interests increased to $25 million for the six months ended June 30, 2022, as compared to $9 million for the six months ended June 30, 2021. This increase reflected non-controlling interests’ share of income on capital provision assets, the majority of which relates to increases in fair value of assets held by BOF-C.

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See note 2 (Summary of significant accounting policies) to our condensed consolidated financial statements and note 2 (Summary of significant accounting policies) to our consolidated financial statements contained in the Annual Report for additional information with respect to our consolidation policies.

Statement of financial position

Cash and cash equivalents and marketable securities

Our liquidity position, already strong at $355 million at December 31, 2021, was even more robust at $479 million at June 30, 2022. Cash and cash equivalents were $353 million and marketable securities were $126 million, as compared to cash and cash equivalents of $180 million and marketable securities of $175 million, at December 31, 2021. This increase in cash and cash equivalents and marketable securities reflected our issuance of the 2030 Notes, partially offset by redeeming the 2022 Bonds and deployments.

Due from settlement of capital provision assets

Due from settlement of capital provision assets decreased by 21% to $68 million at June 30, 2022, as compared to $86 million at December 31, 2021. This decrease in due from settlement of capital provision assets reflected net positive collection of receivables in the normal course of business. Of the $86 million of due from settlement receivables at December 31, 2021, 56% was collected in cash during the six months ended June 30, 2022.

Capital provision assets

Capital provision assets increased by 7% to $3.1 billion at June 30, 2022, as compared to $2.9 billion at December 31, 2021. This increase in capital provision assets is principally due to additional deployments.

Segments

We have two operating business segments, (i) capital provision segment—i.e., the provision of capital to the legal industry or in connection with legal matters, both directly and through investment in our managed funds, and (ii) asset management and other services segment—i.e., the provision of services to the legal industry, including litigation insurance, and one corporate segment, (iii) other corporate. Management considers income/(loss) before income taxes as the measure of segment profitability.

The tables below set forth the components of our income/(loss) before income taxes by segment for the six months ended June 30, 2022 and 2021.

	For the six months ended June 30, 2022
	Capital	Asset management	Other
($ in thousands)	provision	and other services	corporate	Total
Total revenues	73,775	15,114	(8,977)	79,912
Total operating expenses	26,874	10,482	15,834	53,190
Total other expenses	33,861	859	5,778	40,498
Income/(loss) before income taxes	13,040	3,773	(30,589)	(13,776)

	For the six months ended June 30, 2021
	Capital	Asset management	Other
($ in thousands)	provision	and other services	corporate	Total
Total revenues	66,433	13,203	1,255	80,891
Total operating expenses	74,886	5,363	2,133	82,382
Total other expenses	24,198	218	3,242	27,658
(Loss)/income before income taxes	(32,651)	7,622	(4,120)	(29,149)

In the capital provision segment, we generated income before income taxes of $13 million for the six months ended June 30, 2022, as compared to a loss before income taxes of $33 million for the six months ended June 30, 2021. This increase reflected primarily the lower legacy asset recovery incentive compensation expense for the six months ended June 30, 2022. In the asset management and other services segment, we had income before income taxes of $4 million for the six months ended June 30, 2022, as compared to $8 million for the six months ended June 30, 2021. This decrease reflected primarily higher segment expenses, partially offset by higher income from BOF-C. In the other corporate segment, loss before income taxes increased to a loss of $31 million for the six months ended June 30, 2022,

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as compared to $4 million for the six months ended June 30, 2021. This increased loss reflected primarily the marketable securities loss and higher segment expenses.

Cash flows

Set forth below is a discussion of our condensed consolidated cash flows for the six months ended June 30, 2022 and 2021 on a consolidated basis, unless noted otherwise.

The table below sets forth the components of our cash flows for the six months ended June 30, 2022 and 2021.

	For the six months
	ended June 30,
($ in thousands)	2022	2021
Net cash (used in) operating activities	(140,777)	(646,118)
Net cash (used in) investing activities	(52)	(187)
Net cash provided by financing activities	318,173	514,834
Net increase/(decrease) in cash and cash equivalents	177,344	(131,471)

Net cash used in operating activities

Net cash used in operating activities was $141 million for the six months ended June 30, 2022, as compared to net cash used in operating activities of $646 million for the six months ended June 30, 2021. This decrease in net cash used in operating activities reflected the receipt of net proceeds from marketable securities of $40 million for the six months ended June 30, 2022 as compared to the net funding of $250 million of marketable securities in 2021 and a decrease in funding of capital provision assets for the six months ended June 30, 2022 due to the outsized single case funded in 2021.

The table below sets forth the components of our net cash used in operating activities for the six months ended June 30, 2022 and 2021.

	For the six months
	ended June 30,
($ in thousands)	2022	2021
Net cash provided by/(used in) operating activities before funding of operating activities	23,425	(18,527)
Net proceeds/(funding) of marketable securities	39,540	(249,841)
Funding of capital provision assets	(203,742)	(377,750)
Net cash used in operating activities	(140,777)	(646,118)

Net cash used in investing activities

Net cash used in investing activities was consistent at less than $1 million for the six months ended June 30, 2022 and 2021.

Net cash provided by financing activities

Net cash provided by financing activities was $318 million for the six months ended June 30, 2022, as compared to $515 million for the six months ended June 30, 2021. This decrease in net cash provided by financing activities reflected primarily the redemption of the remaining the 2022 Bonds during the period, coupled with a reduction in third-party net capital contributions.

Debt

We have issued six series of debt securities, five of which remained outstanding at June 30, 2022 and one of which we redeemed in full prior to its scheduled August 2022 maturity during the six months ended June 30, 2022. Three series of our debt securities are listed on the Order Book for Retail Bonds of the London Stock Exchange (the “ORB”) at the date of this Interim Report, and two series of our debt securities were issued through private placement transactions under Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). See “Equity and debt securities” for additional information with respect to our outstanding debt securities.

The table below sets forth certain information with respect to our debt securities at June 30, 2022 and December 31, 2021. Debt securities denominated in UK Sterling have been converted to US Dollars using GBP/USD exchange rates of $1.2143 at June 30, 2022 and $1.3477 at December 31, 2021.

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	Principal amount			Carrying value (at amortized cost) at		Fair value(1) at
	USD	Outstanding	Outstanding
	equivalent	at June 30,	at June 30,
	face value	2022 (in local	2022	June 30,	December 31,	June 30,	December 31,
($ in thousands)	at issuance	currency)	(in USD)	2022	2021	2022	2021
Burford Capital PLC
6.500% Bonds due 2022	$143,176	£-	$	$-	$83,396	$-	$85,560
6.125% Bonds due 2024	$144,020	£100,000	$121,430	$120,919	$134,092	$122,499	$140,430
5.000% Bonds due 2026	$225,803	£175,000	$212,503	$211,119	$234,153	$199,391	$236,909

Burford Capital Finance LLC
6.125% Bonds due 2025	$180,000	$180,000	$180,000	$178,904	$178,728	$171,144	$185,855

Burford Capital Global Finance LLC
6.250% Senior Notes due 2028	$400,000	$400,000	$400,000	$392,809	$392,188	$355,772	$422,872
6.875% Senior Notes due 2030	$360,000	$360,000	$360,000	$349,666	-	$314,593	-
Total debt				$1,253,417	$1,022,557	$1,163,399	$1,071,626
1.	Our outstanding indebtedness is held at amortized cost on the condensed consolidated financial statements, and these values represent the fair value equivalent amounts.

We manage our business with relatively low levels of leverage and have well-laddered debt maturities with an overall weighted average maturity in excess of the weighted average life of our legal finance assets. At June 30, 2022, the weighted average maturity of our outstanding debt securities of 5.4 years continued to be longer than the weighted average life of our concluded capital provision-direct assets, weighted by realizations, of 2.4 years. Our debt maturity profile is intended to mitigate any significant single-year refinancing risk.

Going forward, we expect to continue to be an opportunistic issuer of debt securities and may issue new debt securities from time to time to, among other reasons, fund our growth or refinance future debt maturities. In addition, depending on our liquidity position, we may purchase or redeem from time to time a portion of our outstanding debt securities. We redeemed in full the remaining $80 million (£62 million) aggregate principal amount of the 2022 Bonds during the six months ended June 30, 2022 and had previously purchased approximately $33 million (£24 million) aggregate principal amount of the 2022 Bonds through a tender offer during the six months ended June 30, 2021 and $5 million (£4 million) on the open market during the second half of 2021 and 2020. We chose to redeem the 2022 Bonds given the cash economics of our approach were more favorable than allowing the 2022 Bonds to remain outstanding until maturity.

Our debt securities that are listed on the ORB at the date of this Interim Report contain one significant financial covenant, which is a leverage ratio requirement that we maintain a level of consolidated net debt (debt less cash and cash equivalents and marketable securities) that is less than 50% of our consolidated tangible assets (defined as total assets less intangible assets). In addition, the indentures governing the 2028 Notes and the 2030 Notes issued through private placement transactions under Rule 144A and Regulation S under the Securities Act contain certain restrictive covenants that, among others, require us to have a Consolidated Indebtedness to Net Tangible Equity Ratio (as defined in the indenture governing the 2028 Notes or the 2030 Notes, as applicable) of less than 1.50 to 1.00, 1.75 to 1.00 or 2.00 to 1.00, as applicable, to undertake specific actions, such as make restricted payments or permitted investments or incur additional indebtedness. At June 30, 2022, we were in compliance with all of the covenants under the trust deeds and the indentures, as applicable.

With respect to the 2028 Notes, at and for the six months ended June 30, 2022, our Unrestricted Subsidiaries (as defined in the indenture governing the 2028 Notes) had total assets of $553 million, no third-party indebtedness and $31 million of total revenues. With respect to the 2030 Notes, at and for the six months ended June 30, 2022, our Unrestricted Subsidiaries (as defined in the indenture governing the 2030 Notes) had total assets of $572 million, no third-party indebtedness and $32 million of total revenues.

Liquidity

A key part of our financial management strategy involves maintaining significant liquidity. We are a growing business that typically invests in assets with an anticipated medium tenor. As a result, if our new deployments in a given period exceed realizations from prior and current periods’ assets, we will be a user of liquidity as we deploy capital into new legal finance assets. If we do not have sufficient liquidity on hand, we would need to either raise incremental funds or curtail outflows. This dynamic is typical for growing companies. However, we believe that reducing new deployments would not maximize shareholder value in the long term. Instead, we have elected to pursue a growth strategy while at

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the same time maintaining a strong liquidity position and making use of private investment funds and our strategic capital arrangement with a sovereign wealth fund.

On a consolidated basis, our cash and cash equivalents and marketable securities increased by 35% to $479 million at June 30, 2022, as compared to $355 million at December 31, 2021. This increase in cash and cash equivalents and marketable securities reflected the benefit of the issuance of the 2030 Notes.

The table below sets forth our consolidated cash and cash equivalents and marketable securities at June 30, 2022 and December 31, 2021.

	At
($ in thousands)	June 30, 2022	December 31, 2021
Cash and cash equivalents	353,157	180,255
Marketable securities	125,678	175,336
Total	478,835	355,591

On a Burford-only basis, our cash and cash equivalents and marketable securities increased by 37% to $430 million at June 30, 2022, as compared to $315 million at December 31, 2021. On a Burford-only basis, cash and cash equivalents were $304 million and marketable securities were $126 million, for a total liquidity position of $430 million, at June 30, 2022, as compared to cash and cash equivalents of $140 million and marketable securities of $175 million, for a total liquidity position of $315 million, at December 31, 2021.

Our marketable securities consist of short-duration and generally investment-grade fixed income assets, the bulk of which are held in separately managed accounts managed by a third-party asset manager which specializes in short-duration and money market investments and trades those positions actively. Our strong liquidity position at June 30, 2022 reflects our preference to maintain liquidity balances since the timing of cash inflows in our business is somewhat unpredictable, and we typically have greater visibility into our deployments, especially those against discretionary new commitments, which we can decide not to pursue at any point. Our liquidity position enables us to continue to deploy capital into the financing of attractive new legal finance assets. However, our current liquidity position reflects our recent fundraising; we do not believe we need to maintain our liquidity at these levels on a regular basis.

We anticipate that our primary sources of funds will be available cash and cash from operations, which includes proceeds from our capital provision assets. We may also issue additional debt securities from time to time. See “—Debt” for additional information with respect to our debt securities. We believe that these sources of funds will be adequate to fund our operations and future growth, satisfy our working capital requirements, meet obligations under our debt securities, pay dividends and meet other liquidity requirements for the foreseeable future.

Cash receipts (non-GAAP financial measure)

Cash receipts provide a measure of the cash that our capital provision and other assets generate during a given period as well as cash from certain other fees and income. See “Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—Non-GAAP financial measures” for additional information with respect to our cash receipts.

The following table sets forth the components of our cash receipts from operations and net cash available after general recurring activities for the six months ended June 30, 2022 and 2021 on a Burford-only basis.

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	For the six months
	ended June 30,
($ in millions)	2022	2021
Cash receipts from capital provision-direct	82	50
Cash receipts from capital provision-indirect	6	-
Cash receipts asset management and other services and other corporate cash income	12	13
Cash receipts from operations	100	63
General operating expenses, excluding incentive compensation accruals and costs ineligible to be capitalized	(44)	(43)
Finance costs	(32)	(20)
Net cash remaining	24	-

On a Burford-only basis, our cash receipts from operations increased by 57% to $100 million for the six months ended June 30, 2022, as compared to $63 million for the six months ended June 30, 2021. This increase in cash receipts from operations reflected primarily realizations from our capital provision-direct assets, including cash receipts from due from settlement of capital provision assets. We have a consistent history of generating cash receipts and, therefore, have cash available for redeployment.

See “—Reconciliations—Cash receipts reconciliation” for a reconciliation of cash receipts to proceeds from capital provision assets, the most comparable measure calculated in accordance with US GAAP.

Capital expenditures

At June 30, 2022 and December 31, 2021, we had $2 million in carrying value relating to leasehold improvements, fixtures, fittings and equipment, computer software and hardware. Our London office lease will end in June 2023, and we are in the process of securing alternative office space in London. We did not incur any expenses in connection with this anticipated relocation during the six months ended June 30, 2022.

Contractual obligations

See note 22 (Financial commitments and contingent liabilities) to our condensed consolidated financial statements for information with respect to our contractual obligations at June 30, 2022 and December 31, 2021. Note 22 (Financial commitments and contingent liabilities) to our condensed consolidated financial statements does not include our undrawn financing commitments. See “—Portfolio—Undrawn commitments” for information with respect to our undrawn commitments.

Off-balance sheet arrangements

At both June 30, 2022 and December 31, 2021, we had off-balance sheet arrangements relating to legal finance assets with structured entities that aggregate claims from multiple parties in the amount of $6 million. See note 17 (Variable interest entities) to our condensed consolidated financial statements for additional information with respect to structured entities.

Research and development, patents and licenses, etc.

We do not spend material amounts on research and development, nor do we own any patents or licenses.

Dividends

The table below sets forth our dividend payments during the year ended December 31, 2021 and the six months ended June 30, 2022.

($ in cents)	Cash dividend per share	Record date
2021 year
First half	6.25	November 12, 2021
Second half	6.25	May 27, 2022
Total for the year ended December 31, 2021	12.50

2022 year
First half	6.25	November 4, 2022

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At the annual general meeting held in May 2022, our shareholders approved a regular final dividend of 6.25¢ per ordinary share that was paid on June 17, 2022 to shareholders of record on May 27, 2022. On August 8, 2022, we declared an interim dividend of 6.25¢ per ordinary share, payable on December 1, 2022, to shareholders of record on November 4, 2022. As a result, the dividend paid in the year ending December 31, 2022 will be 12.50¢ per ordinary share.

We expect to maintain a total annual dividend of 12.50¢ per ordinary share in the future, with one-half payable as an interim dividend and one-half payable as a final dividend. Given the demand for our capital in the legal finance industry and the tax inefficiency of dividend payments, especially to US investors, we do not anticipate regular increases in our level of annual dividends, but rather we expect to review our level of annual dividends with shareholders and the board of directors from time to time.

Portfolio

Overview

We count each of our contractual relationships as an “asset” although many such relationships are composed of multiple underlying litigation matters that are often cross collateralized rather than reliant on the performance of a single matter. At June 30, 2022, our Burford-only portfolio consisted of 190 assets held directly and two other assets held indirectly.

At June 30, 2022, our consolidated portfolio was $4.7 billion, including deployed cost, net unrealized gain and undrawn commitments, while our Group-wide portfolio was $5.5 billion of which $3.5 billion was attributable to Burford-only. See “—Reconciliations—Portfolio reconciliations” for the reconciliations of our portfolio from a consolidated basis to a Group-wide basis.

The tables below set forth the reconciliations of our portfolio on a Burford-only basis to a Group-wide basis at June 30, 2022 and December 31, 2021.

	At June 30, 2022
($ in millions)	Burford-only		Other funds	BOF-C	Group-wide
Capital provision-direct assets:
Deployed cost	1,318		506	329	2,153
Plus: Fair value adjustments	937		89	45	1,071
Carrying value	2,255		595	374	3,224
Plus: Undrawn commitments	1,217		198	382	1,797
Total capital provision-direct assets	3,472		793	756	5,021

Capital provision-indirect assets:
Carrying value	15	(1)	8	-	23
Plus: Undrawn commitments	5		25	-	30
Total capital provision-indirect assets	20		33	-	53

Post-settlement:
Deployed cost	-		287	-	287
Plus: Fair value adjustments	-		71	-	71
Carrying value	-		358	-	358
Plus: Undrawn commitments	-		37	-	37
Total post-settlement	-		395	-	395

Total portfolio	3,492		1,221	756	5,469
1.	The $15 million carrying value for the Burford-only capital provision-indirect assets does not include an additional $7 million for the Burford-only portion of due from settlement receivable of capital provision assets on concluded assets in the Strategic Value Fund, for a total of $22 million carrying value for Burford-only capital provision-indirect assets as noted in the table under “—Reconciliations—Portfolio reconciliations”.

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	At December 31, 2021
($ in millions)	Burford-only		Other funds	BOF-C	Group-wide
Capital provision-direct assets:
Deployed cost	1,251		508	274	2,033
Plus: Fair value adjustments	887		82	28	997
Carrying value	2,138		590	302	3,030
Plus: Undrawn commitments	1,132		217	359	1,708
Total capital provision-direct assets	3,270		807	661	4,738

Capital provision-indirect assets:
Carrying value	11	(1)	2	-	13
Plus: Undrawn commitments	-		-	-	-
Total capital provision-indirect assets	11		2	-	13

Post-settlement:
Deployed cost	-		275	-	275
Plus: Fair value adjustments	-		56	-	56
Carrying value	-		331	-	331
Plus: Undrawn commitments	-		12	-	12
Total post-settlement	-		343	-	343

Total portfolio	3,281		1,152	661	5,094
1.	The $11 million carrying value for the Burford-only capital provision-indirect assets does not include an additional $10 million for the Burford-only portion of due from settlement receivable of capital provision assets on concluded assets in the Strategic Value Fund, for a total of $21 million carrying value for Burford-only capital provision-indirect assets as noted in the table under “—Reconciliations—Portfolio reconciliations”.

The Group-wide portfolio grew at a compound annual growth rate of 20% over the four and a half years ending June 30, 2022. The Group-wide portfolio grew by 7% during the six months ended June 30, 2022. On a Burford-only basis, capital provision assets increased by 6% to $3.5 billion at June 30, 2022, as compared to $3.3 billion at December 31, 2021.

Fair value of capital provision assets

We record capital provision assets at initial fair value, which is equivalent to deployed cost. When there is an objective event in the underlying litigation that would cause a change in fair value, we reflect the positive or negative impact of such objective event through a fair value adjustment. For the vast majority of our capital provision assets, the objective events considered under our valuation policy relate to the litigation process. When the objective event is a court ruling, we discount the potential impact of such court ruling commensurate with the remaining litigation risk. We updated our valuation policy during the six months ended June 30, 2022 to further remove discretionary ranges. The policy assigns valuation changes in prescribed percentages based on the type of case (e.g., commercial litigation or patent, geography and case milestone) which could include, among others:

▪	A significant positive ruling or other objective event prior to any trial court judgment
▪	A favorable trial court judgment
▪	A favorable judgment on the first appeal
▪	The exhaustion of as-of-right appeals
▪	In arbitration cases, where there are limited opportunities for appeal, issuance of a tribunal award
▪	An objective negative event at various stages in the litigation process

When an objective milestone described in the valuation policy occurs, we apply the percentage change in valuation prescribed in the valuation policy for that milestone. The move in value, in turn, is based on our deployed costs and our contractual entitlement as follows. When a reduction in fair value is appropriate based on the valuation policy, for example if there is an adverse court ruling, we reduce the deployed cost by the percentage set forth in the valuation policy for the pertinent milestone. When an increase in fair value is appropriate based on the valuation policy, for example if there is a favorable court ruling, we apply the percentage of our expected return set forth in the valuation policy for the pertinent milestone and add that value to our deployed cost. We apply the percentage to our entire return, including any preferred return and any variable return, if a reasonable damages estimate would support sufficient proceeds to pay our return. Where there is a settlement offer or a damages finding or damages are otherwise undisputed, and that amount would be sufficient to pay our entire return, we use that amount instead of an estimate of damages to calculate the adjustment on the assumption that that amount will be available to pay our return. If the

20    Burford Capital Interim Report 2022

available amount (based on our estimate, a settlement offer, a damages finding or undisputed damages) would not be sufficient to pay our entire return, we will apply the appropriate percentage to the partial return we would expect to receive.

The aggregate carrying value of our capital provision assets was $3.1 billion at June 30, 2022. Of those capital provision assets, 23% were held at cost, 37% were valued based on market transactions and 40% were valued based on case milestones. The capital provision assets valued based on market transactions consisted entirely of the YPF-related assets. See “—Fair value of YPF-related assets” for additional information with respect to the fair value of the YPF-related assets. With respect to the 40% of capital provision assets valued based on case milestones, 77% of carrying value represented the cost basis of such capital provision assets and 23% represented the net fair value adjustment. The aggregate carrying value of our capital provision assets was $2.9 billion at December 31, 2021. Of those capital provision assets, 23% were held at cost, 40% were valued based on market transactions and 37% were valued based on case milestones. The capital provision assets valued based on market transactions consisted entirely of the YPF-related assets. With respect to the 37% of capital provision assets valued based on case milestones, 81% of carrying value represented the cost basis of such capital provision assets and 19% represented the net fair value adjustment.

On a Burford-only basis, the aggregate fair value adjustments on our capital provision-direct portfolio, excluding the YPF-related assets, was $212 million, or 14% of the aggregate carrying value excluding the YPF-related assets, at June 30, 2022, as compared to $160 million excluding the YPF-related assets, or 12% of the aggregate carrying value excluding the YPF-related assets, at December 31, 2021.

Fair value of YPF-related assets

The fair value of our YPF-related assets—our financing of the Petersen and Eton Park claims—is reflective of a robust secondary sale of a portion of the Petersen claim in June 2019. This sale was part of a $148 million placement to a number of institutional investors, of which we sold $100 million and other third-party holders sold the remaining portion. Given the size of this sale and the participation of a meaningful number of third-party institutional investors, we concluded that this market evidence should be factored into our valuation process of the YPF-related assets. Less robust trading of portions of the Petersen claim have not, and in the future may not, be factored into our valuation process of the YPF-related assets.

On a Burford-only basis, the carrying value of the YPF-related assets (both Petersen and Eton Park combined) increased to $779 million at June 30, 2022 from $777 million at December 31, 2021, due solely to ongoing legal expense spending in the YPF-related matters. Our cost basis increased by $4 million and our unrealized gain decreased by $2 million to $54 million and $725 million, respectively, because $2 million of the $4 million in costs deployed during the six months ended June 30, 2022 are recoverable. Otherwise, we did not recognize any income on the YPF-related assets for the six months ended June 30, 2022.

The tables below set forth the deployed cost, unrealized gain and carrying value of the components of our total capital provision assets at June 30, 2022 and December 31, 2021 on a Burford-only basis.

Burford-only	At June 30, 2022
($ in millions)	Deployed cost	Unrealized gain	Carrying value
Capital provision-direct assets:
YPF-related assets	54	725	779
Other assets	1,264	212	1,476
Total capital provision-direct assets	1,318	937	2,255
Capital provision-indirect assets	18	4	22
Total capital provision assets	1,336	941	2,277

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Burford-only	At December 31, 2021
($ in millions)	Deployed cost	Unrealized gain	Carrying value
Capital provision-direct assets:
YPF-related assets	50	727	777
Other assets	1,201	160	1,361
Total capital provision-direct assets	1,251	887	2,138
Capital provision-indirect assets	18	3	21
Total capital provision assets	1,269	890	2,159

Gains from capital provision-direct portfolio

On a Burford-only basis, realized gains on the capital provision-direct portfolio decreased by 65% to $27 million for the six months ended June 30, 2022, as compared to $77 million for the six months ended June 30, 2021, given the Akhmedov case success in 2021. We recorded $3 million in realized losses on cases concluded during the six months ended June 30, 2022, as compared to $5 million in realized losses on cases concluded during the six months ended June 30, 2021. As a percentage of average capital provision-direct assets at cost during the period, this represented an annualized 0.5% at June 30, 2022 compared to 0.8% for the year ended December 31, 2021.

On a Burford-only basis, unrealized gains on the capital provision-direct portfolio increased to $58 million for the six months ended June 30, 2022, as compared to $11 million for the six months ended June 30, 2021. This increase in unrealized gains reflects the reopening of courts and the resumption of cases. These unrealized gains were offset by $6 million in Burford-only unrealized gains on the capital provision-direct portfolio from prior periods that were transferred to realized gains during the six months ended June 30, 2022, as assets concluded and became realizations, compared to transfers of previously recognized unrealized gains of $20 million for the six months ended June 30, 2021.

Undrawn commitments

Our portfolio includes amounts deployed as well as commitments that have not been funded and, therefore, are expected to become deployments at some future date. Our undrawn commitments can be divided into two categories: discretionary and definitive. Discretionary commitments are those where we retain a considerable degree of discretion over whether to advance capital and generally would not suffer an adverse financial consequence from failing to do so. Definitive commitments are those commitments where we are contractually obligated to fund incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in our returns or the loss of our funded capital in a case). We have significant visibility into, and control over, our deployments, as a significant portion of our commitments is discretionary. Deployments on discretionary commitments are entirely within our control as we can decline to make the commitment if we do not want to deploy capital at that time. At June 30, 2022, our consolidated undrawn commitments were $1.6 billion, our Burford-only undrawn commitments were $1.2 billion and our Group-wide total undrawn commitments were $1.9 billion.

The tables below set forth the reconciliations of the components of our total undrawn commitments from a Burford-only basis to a Group-wide basis at June 30, 2022 and December 31, 2021.

	At June 30, 2022
							Group-
($ in millions)	Burford-only		Other funds		BOF-C		wide
Capital provision-direct	1,217	68%	198	11%	382	21%	1,797
Capital provision-indirect	5	17%	25	83%	-	0%	30
Post-settlement	-	0%	37	100%	-	0%	37
Total undrawn commitments	1,222	66%	260	14%	382	20%	1,864

	At December 31, 2021
							Group-
($ in millions)	Burford-only		Other funds		BOF-C		wide
Capital provision-direct	1,132	66%	217	13%	359	21%	1,708
Capital provision-indirect	-	0%	-	0%	-	0%	-
Post-settlement	-	0%	12	100%	-	0%	12
Total undrawn commitments	1,132	66%	229	13%	359	21%	1,720

22    Burford Capital Interim Report 2022

At June 30, 2022, we had $1.2 billion of Burford-only undrawn commitments, which were primarily attributable to the capital provision-direct portfolio. Other undrawn commitments are the responsibility of our private funds and other capital pools, which plan separately and have other sources of liquidity to be able to meet those undrawn commitments, typically by calling capital from their investors. Of the $1.2 billion of Burford-only undrawn commitments at June 30, 2022, $75 million was attributable to legal risk management, none of which we expect to need to fund and none of which can be drawn on any sort of accelerated basis. The remaining $1.1 billion of Burford-only undrawn commitments related to existing legal finance arrangements. As our funding commitments may not be deployed for a variety of reasons, they are considered undrawn. See note 22 (Financial commitments and contingent liabilities) to our condensed consolidated financial statements for additional information with respect to undrawn commitments.

The table below sets forth the components of our total capital provision-direct undrawn commitments at June 30, 2022 and December 31, 2021 on a Burford-only basis.

Burford-only	At
($ in millions)	June 30, 2022	% of total	December 31, 2021	(1)	% of total
Definitive undrawn commitments	553	48%	523		50%
Discretionary undrawn commitments	588	52%	527		50%
Total legal finance undrawn commitments	1,142	100%	1,050		100%
Legal risk undrawn commitments	75		82
Total capital provision-direct undrawn commitments	1,217		1,132
Capital provision-indirect undrawn commitments	5		-
Total capital provision undrawn commitments	1,222		1,132
1.	The Burford-only undrawn commitment at December 31, 2021 included approximately $63 million of interests in assets that were warehoused for other funds, including a $13 million asset warehoused for BOF-C and a $50 million asset warehoused for the Advantage Fund, which were reflected as capital provision-indirect assets post-transfer. After giving effect to these transfers, Burford-only undrawn commitments for capital provision-direct assets at December 31, 2021 would have been $987 million, of which $460 million were definitive and $527 million were discretionary, as well as $8 million of undrawn commitments in capital provision-indirect assets and $82 million undrawn commitments in legal risk assets.

See “—Reconciliations—Reconciliations of consolidated financial statements to Burford-only financial statements—Reconciliations of capital provision-direct undrawn commitments” for the reconciliations of the consolidated capital provision-direct definitive and discretionary undrawn commitments and legal risk (definitive) undrawn commitments to Burford-only capital provision-direct definitive and discretionary undrawn commitments and legal risk (definitive) undrawn commitments, in each case, at June 30, 2022 and December 31, 2021.

We believe that we have good visibility into the timing of when definitive commitments will be drawn, partly because many of our agreements structure future draws on an explicit timetable or with reference to case events and partly because we have insight into the timing of individual legal actions. Because of the longer-term nature of such deployments, our aggregate deployments on undrawn commitments remain gradual, with a median over the last four years (which four years include activity for the six months ended June 30, 2022 annualized) of 16% of undrawn commitments at prior period end funded in the following 12 months. In addition, the incidence of settlement means that not all of our commitments will be drawn. Historically, the median deployment in the initial year from commitment was 41%, increasing to 70% by the third year. On average, we have deployed 86% of our commitments on fully and partially concluded matters, although it can take many years to reach that level.

Portfolio concentrations

The claims underlying our capital provision-direct assets are generally diverse, as are our relationships with corporate and law firm clients.

The table below sets forth the respective percentages of our commitments to corporate, law firm and other clients at June 30, 2022 and December 31, 2021 on a Group-wide basis.

	At
	June 30, 2022	December 31, 2021
Corporates	54%	56%
Law firms	41%	40%
Other	5%	4%

At June 30, 2022, our largest commitment to a corporate position on a Group-wide basis was $350 million ($213 million on a Burford-only basis), which accounted for 8% of our Group-wide commitments (8% on a Burford-only basis) and represented hundreds of underlying cases. This commitment has a structure that would make a complete loss of our capital highly unlikely.

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Our largest relationship with a single law firm consisted of (i) financing arrangements between us and the law firm, where the law firm seeks to monetize the risk that the law firm has taken with some of its clients, (ii) direct financing arrangements with counterparties that elect to hire the law firm where our financing funds the law firm’s legal fees and (iii) direct financing arrangements with counterparties that have hired the law firm but where our financing is used for other corporate purposes than for funding the law firm’s fees. This law firm is one of the 50 largest law firms in the United States based on revenue according to The American Lawyer, with more than 500 lawyers and more than 20 offices around the world. At June 30, 2022, our portfolio of matters with this law firm included over 35 different litigation matters handled by more than 65 different partners in 15 different offices. Taken together, at June 30, 2022, these arrangements accounted for approximately $367 million on a Group-wide basis ($220 million on a Burford-only basis), or 8% of our Group-wide commitments (7% on a Burford-only basis) (December 31, 2021: 9% Group-wide, 9% Burford-only).

Portfolio tenor

The timing of realizations is difficult to forecast and is rarely a matter that we control. The reality of litigation is that a majority of cases settle and pay proceeds in a relatively short period of time, and a minority of cases goes on to adjudication, which takes longer. Adjudication timing is subject to a myriad of factors, including delaying tactics by litigation opponents and court dockets and schedules, and the Covid-19 pandemic has added to this uncertainty. We believe that the Covid-19 delaying of trial dates also has caused a delay in settlement timing, as an impending trial often can be a catalyst for a settlement. We do not believe there is a correlation between asset life and asset quality and generally structure our asset pricing to compensate us if assets take longer to resolve.

We provide extensive data about the weighted average life (“WAL”) of our concluded portfolio; however, this data may not be predictive of the ultimate WAL of our existing portfolio. The WAL of our concluded cases may lengthen over time if the longer-tenor assets in our existing portfolio account for a greater share of future concluded cases. Conversely, if our larger, more recently originated cases conclude relatively quickly, the WAL of our concluded cases could decrease. The partial realization of one of our largest investments is likely to reduce the overall WAL.

In calculating our portfolio WAL, we compute a weighted average of the individual asset WALs. On that basis, we assess the weighted average lives (beginning at the point of average deployment) of the concluded capital provision-direct portfolio, weighted both by deployed cost and realizations. Weighting by deployed cost provides a view on how long on average a dollar of capital is deployed, while weighting by realizations provides a view on how long on average it takes to recover a dollar of return.

The WALs (weighted by deployments and realizations) of the Burford-only concluded portfolio lengthened very modestly at June 30, 2022 to 2.0 years and 2.4 years, respectively, as compared to 1.9 years and 2.3 years at December 31, 2021, respectively.

The table below sets forth the WALs weighted by deployments and realizations of the concluded portfolio at June 30, 2022 and December 31, 2021 on a Burford-only basis.

	At
(in years)	June 30, 2022	December 31, 2021
WAL deployments	2.0	1.9
WAL realizations	2.4	2.3

Returns on concluded portfolio

At June 30, 2022, concluded assets in our Burford-only capital provision-direct portfolio had generated, on a cumulative basis, an ROIC of 92% and an IRR of 30% since our inception.

The table below sets forth our ROIC, IRR and cumulative realizations since inception at June 30, 2022 and December 31, 2021 on a Burford-only basis.

	At
($ in millions)	June 30, 2022	December 31, 2021
ROIC	92%	93%
IRR	30%	30%
Cumulative realizations	1,931	1,861

We do not believe it makes sense to exclude our highest-returning assets from our return metrics in a business where we are currently originating new assets with the potential to generate outsized returns. Nonetheless, we have in the

24    Burford Capital Interim Report 2022

past provided our returns data excluding our Petersen realizations and, at June 30, 2022, excluding proceeds from our sales of Petersen participations, our capital provision-direct ROIC since inception would have been 70% and our IRR 24% (December 31, 2021: ROIC: 70% and IRR: 24%).

We do not consider cases to be concluded (and therefore part of these returns on concluded portfolio statistics) until there is no longer any litigation risk remaining. Our returns on concluded portfolio statistics do not include fair value adjustments, either positive or negative. As a result, these return figures do not include the impact, positive or negative, of developments on matters while they remain pending.

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Summary of capital provision-direct portfolio

The table below sets forth a summary by vintage of every asset that we have funded in our capital provision-direct portfolio at June 30, 2022 since our inception on a Burford-only basis.

	At June 30, 2022
	Number of	Commitment	Deployed	Realized	Concluded (fully and partially)
($ in millions)	assets	amount(1)(2)	costs(1)	proceeds(1)	ROIC	IRR	WAL – D(3)	WAL – R(4)
Concluded	3	12	12	40	251%	32%	3.3	4.8
Partially realized - concluded	—	—	—	—
Partially realized - ongoing	—	—	—	—
Ongoing	—	—	—	—
2009 Total	3	12	12	40

Concluded	14	95	81	183	125%	21%	3.0	4.5
Partially realized - concluded	—	—	—	—
Partially realized - ongoing	—	—	—	—
Ongoing	2	23	23	—
2010 Total	16	118	104	183

Concluded	12	107	79	78	(2)%	0%	3.6	2.5
Partially realized - concluded	—	—	—	—
Partially realized - ongoing	—	—	—	—
Ongoing	2	16	16	—
2011 Total	14	123	95	78

Concluded	9	64	57	116	103%	41%	2.3	2.1
Partially realized - concluded	—	—	—	—
Partially realized - ongoing	—	—	—	—
Ongoing	—	—	—	—
2012 Total	9	64	57	116

Concluded	10	33	32	62	93%	22%	2.8	3.6
Partially realized - concluded	—	6	6	10
Partially realized - ongoing	2	3	—	—
Ongoing	—	—	—	—
2013 Total	12	42	38	72

Concluded	16	86	64	98	53%	27%	2.0	2.0
Partially realized - concluded	—	25	25	37
Partially realized - ongoing	5	36	29	—
Ongoing	2	18	16	—
2014 Total	23	165	134	135

Concluded	16	109	87	112	268%	137%	1.5	2.7
Partially realized - concluded	—	12	9	241
Partially realized - ongoing	3	199	87	—
Ongoing	1	5	5	—
2015 Total	20	325	188	353

Concluded	12	231	199	277	37%	17%	1.8	2.1
Partially realized - concluded	—	13	13	14
Partially realized - ongoing	8	175	65	—
Ongoing	6	64	61	—
2016 Total	26	483	338	291

Concluded	8	76	73	117	53%	30%	1.6	1.9
Partially realized - concluded	—	49	47	67
Partially realized - ongoing	6	173	97	—
Ongoing	11	238	122	—
2017 Total	25	536	339	184

26    Burford Capital Interim Report 2022

	Number of		Commitment	Deployed	Realized	Concluded (fully and partially)
($ in millions)	assets		amount(1)(2)	cost(1)	proceeds(1)	ROIC	IRR	WAL – D(3)	WAL – R(4)
Concluded	8		66	58	137	106%	45%	1.8	1.9
Partially realized - concluded	—		42	39	63
Partially realized - ongoing	15		118	86	—
Ongoing	16		197	90	—
2018 Total	39		423	273	200

Concluded	12		83	77	202	162%	139%	1.1	1.1
Partially realized - concluded	—		14	13	35
Partially realized - ongoing	10		157	86	—
Ongoing	25		223	91	—
2019 Total	47		477	267	237

Concluded	4		22	4	4	3%	4%	0.8	0.9
Partially realized - concluded	—		32	32	33
Partially realized - ongoing	3		25	25	—
Ongoing	22		178	82	—
2020 Total	29		257	143	37

Concluded	—		—	—	—	245%	412%	0.8	0.7
Partially realized - concluded	—		1	1	5
Partially realized - ongoing	2		17	3	—
Ongoing	35		510	315	—
2021 Total	37		528	319	5

Concluded	—		—	—	—	0%	0%	—	—
Partially realized - concluded	—		—	—	—
Partially realized - ongoing	—		—	—	—
Ongoing	14		224	37	—
2022 Total	14		224	37	—

Total portfolio:
Concluded	124		984	823	1,426
Partially realized – concluded portion	54	(5)	194	185	505
Total capital provision-direct - concluded portion	178		1,178	1,008	1,931	92%	30%	2.0	2.4
Ongoing	136		1,696	858	-
Partially realized – ongoing portion	54	(5)	903	478	-
Total capital provision-direct - ongoing portion	190		2,599	1,336	-
Total capital provision-direct portfolio	314		3,777	2,344	1,931
1.	Amounts in currencies other than US dollars are reported in this table at the foreign exchange rates in effect at the time of the historical transaction, i.e., when the commitment or deployment was made or when proceeds were realized. Amounts related to those transactions (such as unfunded commitments or deployed costs) reflected elsewhere in this “Financial and operational review” or in our condensed consolidated financial statements may be reported based on the foreign exchange rates in effect at the end of the applicable period and, therefore, may differ from the amounts in this table.
2.	A portion of some ongoing assets’ unfunded commitments are no longer an obligation. This table presents an asset’s gross original commitments, so it does not reflect a reduction in commitment for the portion that is no longer an obligation. This will result in a difference when compared to undrawn commitments in note 22 (Financial commitments and contingent liabilities) to our condensed consolidated financial statements.
3.	WAL of the vintage weighted by deployments and is inclusive of concluded and partially concluded assets in each vintage.
4.	WAL of the vintage weighted by realizations and is inclusive of concluded and partially concluded assets in each vintage.
5.	At June 30, 2022, there were 54 capital provision assets with partial realizations. We repeat the number with partial realizations in total capital provision-direct concluded and total capital provision-direct ongoing.

Summary of capital provision-indirect portfolio

Capital provision-indirect, the category in our capital provision segment comprising our balance sheet’s participations in one of our private funds, consisted entirely of the Strategic Value Fund through December 31, 2021. The Advantage Fund is included in our capital provision-indirect category at June 30, 2022, and in future periods. The Advantage Fund closed and began deploying capital during the six months ended June 30, 2022. There were no new commitments or deployments made to the Strategic Value Fund in the six months ended June 30, 2002.

Burford Capital Interim Report 2022    27

New commitments

During the period, we restructured our relationship with our sovereign wealth fund partner such that we now take 75% of eligible assets for the Burford balance sheet and the sovereign wealth fund, through BOF-C, takes 25%. That strategically desirable change resulted in an increased uptake by the Burford balance sheet in the period, such that we saw an increase in Burford-only commitments to $295 million (2021: $284 million). Moreover, if one disregards the outsized deal done in the first half of 2021, Burford-only new capital provision direct commitments more than doubled compared to the prior period.

We provide Group-wide new commitment data as a data point for overall activity, but the widely varying profitability of non-Burford balance sheet business makes that data point otherwise irrelevant. For the six months ended June 30, 2022, Group-wide new commitments were $445 million, including $377 million within capital provision-direct and $68 million relating to our post-settlement funds. While those numbers are below the numbers for the six months ended June 30, 2021, that period included a single $277 million matter which was not replicated during the six months ended June 30, 2022. New commitments for capital provision-direct assets for the six months ended June 30, 2021 included a new matter to which we committed and deployed $277 million, comprised of $138 million on our balance sheet and $139 million for the sovereign wealth fund between BOF-C and a sidecar managed by us and with the same ultimate sovereign wealth fund investor as BOF-C. In comparison, our largest deal during the six months ended June 30, 2022 was $125 million. Excluding the outsized deal in 2021, new capital provision-direct commitments increased by 67% period-over-period.

The tables below set forth the reconciliations of the components of our new commitments for the six months ended June 30, 2022 and 2021 from a Burford-only to a Group-wide basis. For accuracy, our new commitments at June 30, 2022 are exclusive of any transfers that occurred due to the warehoused assets as described in the Annual Report.

	For the six months ended June 30, 2022
							Group-
($ in millions)	Burford-only		Other funds		BOF-C		wide
Capital provision-direct	295	78%	1	0%	81	22%	377
Capital provision-indirect	-	0%	-	0%	-	0%	-
Post-settlement	-	0%	68	100%		0%	68
Total new commitments	295	66%	69	15%	81	19%	445

	For the six months ended June 30, 2021
							Group-
($ in millions)	Burford-only		Other funds		BOF-C		wide
Capital provision-direct	284	56%	101	20%	118	24%	503
Capital provision-indirect	-	0%	-	0%	-	0%	-
Post-settlement	-	0%	24	100%	-	0%	24
Total new commitments	284	54%	125	24%	118	22%	527

Deployments

On a Group-wide basis, total deployments for the six months ended June 30, 2022 were $260 million, including $197 million within capital provision-direct, compared to $398 million within capital provision-direct for the six months ended June 30, 2021. As noted under “—New commitments”, deployments for the six months ended June 30, 2021 included an outsized deal to which we deployed $277 million, comprised of $138 million on our balance sheet and $139 million for the sovereign wealth fund between BOF-C and a sidecar managed by us and with the same ultimate sovereign wealth fund investor as BOF-C. Excluding the outsized deal in 2021, capital provision-direct deployments increased by 63% period-over-period.

On a Burford-only basis, capital provision-direct deployments were $122 million for the six months ended June 30, 2022, compared to $214 million for the six months ended June 30, 2021. Excluding the outsized deal in 2021, Burford-only capital provision-direct deployments increased by 61% period-over-period.

At June 30, 2022, there exists a law firm portfolio commitment, where we expect a near term deployment in the second half of 2022. The deployment is contractually required subject to the satisfaction of certain funding conditions.

28    Burford Capital Interim Report 2022

Through the Advantage Fund, we have resumed making deployments in our capital provision-indirect portfolio in 2022 totaling $20 million during the six months ended June 30, 2022. All deployments in our capital provision-indirect portfolio during the six months ended June 30, 2022 represented activity in the Advantage Fund, and we continued to refrain from making new deployments in the Strategic Value Fund.

On a Group-wide basis, deployments in our post-settlement strategy increased to $43 million for the six months ended June 30, 2022 from $35 million for the six months ended June 30, 2021; our new post-settlement fund, BAIF II, closed on June 13, 2022.

The tables below set forth the reconciliations of the components of our deployments for the six months ended June 30, 2022 and 2021 from a Burford-only basis to a Group-wide basis.

	For the six months ended June 30, 2022
							Group-
($ in millions)	Burford-only		Other funds		BOF-C		wide
Capital provision-direct	122	62%	15	8%	60	30%	197
Capital provision-indirect	3	15%	17	85%	-	0%	20
Post-settlement	-	0%	43	100%	-	0%	43
Total new deployments	125	48%	75	29%	60	23%	260

	For the six months ended June 30, 2021
								Group-
($ in millions)	Burford-only			Other funds		BOF-C		wide
Capital provision-direct	214	54%		120	30%	64	16%	398
Capital provision-indirect	1	100%	(1)	-	0%	-	0%	1
Post-settlement	-	0%		35	100%	-	0%	35
Total new deployments	215	50%		155	36%	64	14%	434
1.	Represents capital calls for expenses rather than cash invested into assets.

See “—Reconciliations—Deployments reconciliations” for the reconciliations of the consolidated deployments to Burford-only deployments for the six months ended June 30, 2022 and 2021.

Realizations

We consider a legal finance asset to be concluded where there is no longer any litigation risk remaining, generally because of an agreed settlement or a final judgment. Upon conclusion, we record the legal finance asset, including both capital and return, as having been realized. At that point, we book the amount due to us for our capital and return as either cash or a due from settlement receivable. Cash from realizations net of any change in due from settlement receivables comprises our cash proceeds for a period.

Realizations were again modest for the six months ended June 30, 2022, still due in part to continuing court delays caused by the Covid-19 pandemic impacting the pace and progression of matters in our portfolio. On a Group-wide basis, capital provision-direct realizations were $107 million across more than 30 different assets for the six months ended June 30, 2022, down from $163 million across more 30 different assets for the six months ended June 30, 2021.

On a Burford-only basis, capital provision-direct realizations were $70 million for the six months ended June 30, 2022 compared to $141 million for the six months ended June 30, 2021. Realizations for the six months ended June 30, 2021 included $103 million related to the Akhmedov judgment enforcement matter on a Group-wide and Burford-only basis.

We were very pleased to see a post-period positive development in one of our larger matters, the $251 million portfolio with equity risk initiated in 2021. This impacted roughly half of the matter and should generate over $50 million in profit on a consolidated basis to our second half performance as things stand presently, generating a projected IRR in excess of 35% on the impacted portion. Given this occurred following June 30, none of this resolution activity was included in our first half numbers, not even in fair value.

The following tables set forth the reconciliations of the components of our realizations for the six months ended June 30, 2022 and 2021 from a Burford-only basis to a Group-wide basis.

Burford Capital Interim Report 2022    29

	For the six months ended June 30, 2022
							Group-
($ in millions)	Burford-only		Other funds		BOF-C		wide
Capital provision-direct	70	65%	25	24%	12	11%	107
Capital provision-indirect	6	25%	18	75%	-	0%	24
Post-settlement	-	0%	38	100%	-	0%	38
Total realizations	76	45%	81	48%	12	7%	169

	For the six months ended June 30, 2021
							Group-
($ in millions)	Burford-only		Other funds		BOF-C		wide
Capital provision-direct	141	87%	16	10%	6	3%	163
Capital provision-indirect	26	39%	41	61%	-	0%	67
Post-settlement	-	0%	51	100%	-	0%	51
Total realizations	167	60%	108	38%	6	2%	281

Since inception, we have generated $1.9 billion in realizations from concluded or partially concluded assets from Burford-only capital provision-direct assets, which had a deployed cost of $1.0 billion, yielding $923 million in realized gains. At June 30, 2022, we had $1.3 billion (at original exchange rates) in capital deployed in ongoing assets.

We expect to see significant realizations over time; however, period-to-period volatility is characteristic of our business, and the timing of realizations is uncertain. We can neither predict nor control the timing of the generation of returns on our legal finance assets.

See “—Reconciliations—Realizations reconciliations” for the reconciliations of our consolidated realizations to Group-wide realizations for the six months ended June 30, 2022 and 2021 and our consolidated realizations to Burford-only realizations for the six months ended June 30, 2022 and 2021.

Asset management

At June 30, 2022, we operated nine private funds and three “sidecar” funds as an investment adviser registered with, and regulated by, the SEC. At June 30, 2022 and December 31, 2021, our total AUM was $3.4 billion and $2.8 billion, respectively.

Between an initial close in late 2021 and a final close in March 2022, we launched the Advantage Fund with $300 million in external investor commitments plus an additional investment of $60 million from our balance sheet. The Advantage Fund focuses on lower risk, lower return pre-settlement litigation investments than we include in our core legal finance portfolio, targeting matters expected to produce returns in the 12-20% IRR range.

In May 2022, we agreed to extend our arrangement with our sovereign wealth fund strategic partner through December 31, 2023, resulting in the extension of BOF-C’s investment period by one year until that date.

In June 2022, we closed BAIF II, our $350 million new private fund focused on post-settlement investments that is the successor to BAIF I, whose investment period ended in April 2022. BAIF II invests in settled litigation matters, monetizing a claimant’s settlement and other associated legal receivables. BAIF II began deploying capital in June 2022, and its investment period runs until September 11, 2025, with a multi-year harvest period thereafter.

30    Burford Capital Interim Report 2022

The table below sets forth key statistics for each of our private funds at June 30, 2022.

		Investor	Asset	Asset		Fee structure(1)
At June 30, 2022		commitments	commitments	deployments		(management/		Investment
($ in millions)	Strategy	closed	to date	to date	AUM	performance)	Waterfall	period (end)

BCIM Partners II LP (Partners II)(2)	Litigation finance	260	253	181	166	Class B: 0%/50%	European	12/15/2015
BCIM Partners III LP (Partners III)	Litigation finance	412	446	314	443	2%/20%	European	1/1/2020(3)
Burford Opportunity Fund LP & Burford Opportunity Fund B LP (BOF)	Litigation finance	300	387	255	353	2%/20%	European	12/31/2021(4)
BCIM Credit Opportunities LP (COLP)	Post-settlement	488	699	695	438	1% on undrawn/ 2% on funded and 20% incentive	European	9/30/2019(3)
Burford Alternative Income Fund LP (BAIF)(2)	Post-settlement	327	672	658	403	1.5%/10%	European	4/4/2022
Burford Alternative Income Fund II LP (BAIF II)	Post-settlement	350	49	23	350	1.5%/12.5%	European	9/11/2025
BCIM Strategic Value Master Fund LP (Strategic Value)(5)	Complex strategies	500	1,199	1,199	32	2%/20%	American	Evergreen
Burford Advantage Master Fund LP	Litigation finance	360	50	20	361	Profit split(7)	American	12/24/2024
Burford Opportunity Fund C LP (BOF-C)(2)	Litigation finance	766	868	457	813	Expense reimbursement + profit share	Hybrid	12/31/2023(6)
Totals		3,763	4,623	3,802	3,359
1.	Management fees are paid to BCIM for investment management and advisory services provided to our private funds. The management fee rates set forth in the table above are annualized and applied to an asset or commitment base which typically varies between a fund’s investment period and any subsequent periods in the fund term. At June 30, 2022, BCIM Partners II, LP, BCIM Partners III, LP and BCIM Credit Opportunities, LP are no longer earning management fees. Performance fees represent carried interest applied to distributions to a private fund’s limited partners after the return of capital contributions and preferred returns.
2.	Includes amounts related to “sidecar” funds.
3.	Ceased commitments to new investments in the fourth quarter of 2018 due to capacity.
4.	Ceased commitments to new investments in the fourth quarter of 2020 due to capacity.
5.	Includes amounts related to BCIM SV SMA I, LLC which invests alongside the Strategic Value Fund.
6.	In May 2022, BOF-C’s investment period was extended by one year through December 31, 2023.
7.	The Advantage Fund does not have a traditional management and performance fee structure, but instead provides the first 10% of annual simple returns to the fund investors while we retain any excess return. However, if the fund produces super-normal returns for this level of risk, a level of sharing with fund investors would kick in, but we do not expect that to occur.

On a Burford-only basis, asset management income increased by 45% to $17 million for the six months ended June 30, 2022, as compared to $12 million for the six months ended June 30, 2021. This increase reflected primarily an increase in income from BOF-C, as assets related to BOF-C continued to season during the six months ended June 30, 2022. Management fees decreased to $4 million for the six months ended June 30, 2022, as compared to $5 million for the six months ended June 30, 2021. For the six months ended June 30, 2022, we earned management fees primarily from BAIF and BOF, because we typically earn management fees only during a private fund’s investment period. We recognized performance fee income of $2 million relating to BAIF for the six months ended June 30, 2022 with no comparable performance fee income recognized for the six months ended June 30, 2021.

The table below sets forth the components of the asset management income for the six months ended June 30, 2022 and 2021 on a Burford-only basis.

	For the six months
	ended June 30,
($ in thousands)	2022	2021
Management fee income	3,931	5,402
Performance fee income	1,795	-
Income from BOF-C	11,296	6,320
Total Burford-only asset management income	17,022	11,722

See “—Reconciliations—Reconciliations of consolidated financial statements to Burford-only financial statements—Reconciliations of asset management income” for the reconciliations of our consolidated asset management income to Burford-only asset management income for the six months ended June 30, 2022 and 2021.

Critical accounting estimates

The preparation of our condensed consolidated financial statements in accordance with US GAAP requires our management to make estimates, judgments and assumptions that affect the reported amounts of (i) capital provision assets, (ii) goodwill and (iii) deferred tax assets. Our management bases these estimates and judgments on available information, historical experience and other assumptions that we believe are reasonable under the circumstances.

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However, these estimates, judgments and assumptions are often subjective and may be impacted negatively based on changing circumstances or changes in our analyses. We believe that our critical accounting policies could potentially produce materially different results if we were to change underlying estimates, judgments and/or assumptions.

See “Financial and operational review—Critical accounting estimates” in the Annual Report for a discussion of our critical accounting policies. See note 2 (Summary of significant accounting policies) to our condensed consolidated financial statements and note 2 (Summary of significant accounting policies) to our consolidated financial statements in the Annual Report for additional information relating to our critical accounting policies and other significant accounting policies.

Reconciliations

Reconciliations of consolidated financial statements to Burford-only financial statements

The tables below set forth the reconciliations of (i) the consolidated statements of operations to Burford-only statements of operations for the six months ended June 30, 2022 and 2021 and (ii) the consolidated statements of financial position to Burford-only statements of financial position at June 30, 2022 and December 31, 2021. The presentation of financial information on a Burford-only basis is intended to provide a view of Burford as a stand-alone business (i.e., eliminating the impact of the managed funds) by furnishing information on a non-GAAP basis that eliminates the effect of consolidating some of the limited partner interests in funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. See “Basis of presentation of financial information—Non-GAAP financial measures relating to our business structure” for additional information with respect to presentation of financial information on a Burford-only basis.

The first column in the tables below sets forth our results of operations on a consolidated basis as reported in our condensed consolidated financial statements. These results of operations include investments in a number of entities that are not wholly owned subsidiaries of Burford Capital Limited and, therefore, contain third-party capital, including the Strategic Value Fund, BOF-C, Colorado and the Advantage Fund. The presentation of our results of operations on a consolidated basis requires a line-by-line consolidation of 100% of each non-wholly owned entity’s assets and liabilities as well as components of income and expense. The portion of the net assets and the associated profit or loss that is attributable to the third-party interests are then presented separately as single line items within the condensed consolidated statements of financial position and the condensed consolidated statements of operations and comprehensive income, respectively. We believe it is helpful to exclude the interests of investors other than Burford in our discussion of our results of operations, and we have therefore, as an alternative presentation, excluded from our presentation of our results of operations the non-Burford portion of the individual assets and liabilities as well as components of income and expense relating to such third-party capital. The reconciliations eliminate the line-by-line consolidation of all of the applicable entities’ individual assets and liabilities required by US GAAP to present Burford’s investment in the non-wholly owned entities and Burford’s share of the profit or loss earned on such investment.

The tables below set forth the elimination adjustments separately for the Strategic Value Fund, BOF-C, Colorado and, if applicable, the Advantage Fund as well as a number of other entities, in which Burford holds a portion of its capital provision assets through special purpose vehicles (an “SPV”) and has minority partners in the SPV, in an additional column titled “Other”. Because Burford controls and owns a significant portion of these SPVs, they are consolidated in our financial statements prepared in accordance with US GAAP. In each case, the elimination adjustments are fully reversing the amounts reported as “Gain relating to third-party interest in capital provision assets” and “Third-party interests in consolidated entities” against the applicable components required in the US GAAP line-by-line consolidation to leave Burford’s gain or loss on its investment in the entities reported in “Capital provision income” and the fair value of its investment in the entities reported in “Capital provision assets”.

32    Burford Capital Interim Report 2022

Reconciliations of consolidated statements of operations to Burford-only statements of operations

The tables below set forth the reconciliations of consolidated statements of operations to Burford-only statements of operations for the six months ended June 30, 2022 and 2021.

	For the six months ended June 30, 2022
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Revenues
Capital provision income	110,278	(2,277)	(24,822)	1,368	(820)	(9,952)	73,775
Asset management income	5,508	218	11,296	-	-	-	17,022
Insurance (loss)/income	(2,297)	-	-	-	-	-	(2,297)
Services income	389	-	-	-	-	-	389
Marketable securities (loss)/income and bank interest	(8,971)	-	-	-	-	(6)	(8,977)
Gain relating to third-party interests in capital provision assets	1,005	-	-	(1,380)	-	375	-
Total revenues	105,912	(2,059)	(13,526)	(12)	(820)	(9,583)	79,912

Operating expenses
Compensation and benefits
Salaries and benefits	17,416	-	-	-	-	-	17,416
Annual incentive compensation	7,143	-	-	-	-	-	7,143
Equity compensation	4,869	-	-	-	-	-	4,869
Legacy asset recovery incentive compensation including accruals	1,690	-	-	-	-	-	1,690
Long-term incentive compensation including accruals	4,672	-	-	-	-	-	4,672
General, administrative and other	14,735	(282)	62	(12)	(70)	(105)	14,328
Case-related expenditures ineligible for inclusion in asset cost	3,663	(420)	-	-	(171)	-	3,072
Total operating expenses	54,188	(702)	62	(12)	(241)	(105)	53,190

Operating income	51,724	(1,357)	(13,588)	-	(579)	(9,478)	26,722

Other expenses
Finance costs	36,561	-	-	-	-	-	36,561
Loss on debt extinguishment	916	-	-	-	-	-	916
Foreign currency transactions losses	3,024	-	-	-	-	(3)	3,021
Total other expenses	40,501	-	-	-	-	(3)	40,498

Income/(loss) before income taxes	11,223	(1,357)	(13,588)	-	(579)	(9,475)	(13,776)

Provision for income taxes	(7,725)	-	-	-	-	-	(7,725)
Net income/(loss)	3,498	(1,357)	(13,588)	-	(579)	(9,475)	(21,501)

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	For the six months ended June 30, 2021
		Elimination of third-party interests
		Strategic
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Other		Burford-only
Revenues
Capital provision income	84,428	(4,015)	(11,762)	1,698	(3,916)		66,433
Asset management income	4,329	1,073	6,320	-	-		11,722
Insurance income	799	-	-	-	-		799
Services income	682	-	-	-	-		682
Marketable securities income and bank interest	1,256	-	-	-	(1)		1,255
Gain relating to third-party interests in capital provision assets	395	-	434	(1,698)	869		-
Total revenues	91,889	(2,942)	(5,008)	-	(3,048)		80,891

Operating expenses
Compensation and benefits
Salaries and benefits	17,633	-	-	-	-		17,633
Annual incentive compensation	6,544	-	-	-	-		6,544
Equity compensation	4,272	-	-	-	-		4,272
Legacy asset recovery incentive compensation including accruals	34,083	-	-	-	-		34,083
Long-term incentive compensation including accruals	5,122	-	-	-	-		5,122
General, administrative and other	14,458	(308)	(56)	-	(2)		14,092
Case-related expenditures ineligible for inclusion in asset cost	2,532	(1,896)	-	-	-		636
Total operating expenses	84,644	(2,204)	(56)	-	(2)		82,382

Operating income	7,245	(738)	(4,952)	-	(3,046)		(1,491)

Other expenses
Finance costs	25,646	-	-	-	-		25,646
Loss on debt extinguishment	1,616	-	-	-	-		1,616
Foreign currency transactions losses	396	-	-	-	-		396
Total other expenses	27,658	-	-	-	-		27,658

Loss before income taxes	(20,413)	(738)	(4,952)	-	(3,046)	-	(29,149)

Benefit from income taxes	559	-	-	-	-		559
Net loss	(19,854)	(738)	(4,952)	-	(3,046)		(28,590)

34    Burford Capital Interim Report 2022

Reconciliations of consolidated statements of financial position to Burford-only statements of financial position

The tables below set forth the reconciliations of consolidated statements of financial position to Burford-only statements of financial position at June 30, 2022 and December 31, 2021.

	At June 30, 2022
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Assets
Cash and cash equivalents	353,157	(4,800)	(31,182)	(25)	(8,106)	(4,511)	304,533
Marketable securities	125,678	-	-	-	-	-	125,678
Other assets	39,781	75	22,227	106	-	27	62,216
Due from settlement of capital provision assets	67,921	(13,218)	-	-	-	(2,340)	52,363
Capital provision assets	3,114,970	5,651	(390,778)	(381,878)	(7,593)	(63,716)	2,276,656
Property and equipment	9,748	-	-	-	-	-	9,748
Goodwill	133,919	-	-	-	-	-	133,919
Deferred tax asset	166	-	-	-	-	-	166
Total assets	3,845,340	(12,292)	(399,733)	(381,797)	(15,699)	(70,540)	2,965,279

Liabilities
Debt interest payable	17,035	-	-	-	-	-	17,035
Other liabilities	115,035	(255)	-	(32)	(131)	(653)	113,964
Debt payable	1,253,417	-	-	-	-	-	1,253,417
Financial liabilities relating to third-party interests in capital provision assets	397,581	-	(4,098)	(381,765)	-	(11,718)	-
Deferred tax liability	30,453	-	-	-	-	-	30,453
Total liabilities	1,813,521	(255)	(4,098)	(381,797)	(131)	(12,371)	1,414,869
Total shareholders' equity	2,031,819	(12,037)	(395,635)	-	(15,568)	(58,169)	1,550,410

	At December 31, 2021
		Elimination of third-party interests
		Strategic
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Other	Burford-only
Assets
Cash and cash equivalents	180,255	(1,561)	(38,983)	-	(33)	139,678
Marketable securities	175,336	-	-	-	-	175,336
Other assets	35,173	(266)	16,322	81	26	51,336
Due from settlement of capital provision assets	86,311	(22,864)	-	-	-	63,447
Capital provision assets	2,900,465	8,706	(306,479)	(383,246)	(59,993)	2,159,453
Property and equipment	13,069	-	-	-	-	13,069
Goodwill	134,019	-	-	-	-	134,019
Deferred tax asset	78	-	-	-	-	78
Total assets	3,524,706	(15,985)	(329,140)	(383,165)	(60,000)	2,736,416

Liabilities
Debt interest payable	13,918	-	-	-	-	13,918
Other liabilities	126,057	(769)	-	(21)	(5)	125,262
Debt payable	1,022,557	-	-	-	-	1,022,557
Financial liabilities relating to third-party interests in capital provision assets	398,595	-	(4,001)	(383,144)	(11,450)	-
Deferred tax liability	22,889	-	-	-	-	22,889
Total liabilities	1,584,016	(769)	(4,001)	(383,165)	(11,455)	1,184,626
Total shareholders' equity	1,940,690	(15,216)	(325,139)	-	(48,545)	1,551,790

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Reconciliations of capital provision assets

The tables below set forth the reconciliations of components of the consolidated capital provision assets at the beginning and end of period and unrealized fair value at end of period to Burford-only capital provision-direct and capital provision-indirect assets at the beginning and end of period and unrealized fair value at end of period, in each case, for the six months ended June 30, 2022 and 2021.

	For the six months ended June 30, 2022
				Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	2,900,465	(741,087)	2,159,378	2,137,817	21,561
Deployments	203,742	(74,948)	128,794	124,506	4,288
Realizations	(88,446)	12,257	(76,189)	(70,610)	(5,579)
Income for the period	114,957	(34,774)	80,183	79,051	1,132
Foreign exchange gains/(losses)	(15,748)	154	(15,594)	(15,594)	-
At end of period	3,114,970	(838,398)	2,276,572	2,255,170	21,402

Unrealized fair value at end of period	1,385,375	(444,047)	941,328	937,500	3,828

	For the six months ended June 30, 2021
				Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	2,564,742	(658,551)	1,906,191	1,862,976	43,215
Deployments	378,784	(162,799)	215,985	215,071	914
Realizations	(213,715)	71,461	(142,254)	(142,254)	-
Income for the period	(10,000)	-	(10,000)	(10,000)	-
Prepaid proceeds	87,190	(18,181)	69,009	68,218	791
Transfer to investment subparticipation	-	5,156	5,156	5,156	-
Foreign exchange gains/(losses)	(4,914)	187	(4,727)	(4,727)	-
At end of period	2,802,087	(762,727)	2,039,360	1,994,440	44,920

Unrealized fair value at end of period	1,317,041	(410,435)	906,606	905,988	618

Reconciliations of capital provision income

The tables below set forth the reconciliations of components of the consolidated capital provision income to Burford-only capital provision-direct and capital provision-indirect income for the six months ended June 30, 2022 and 2021.

	For the six months ended June 30, 2022
				Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
Realized gains/(losses) relative to cost	34,040	(6,565)	27,475	26,601	874
Previous unrealized (gains)/losses transferred to realized gains/(losses)	(5,965)	(874)	(6,839)	(5,965)	(874)
Fair value adjustment during the period	86,882	(27,335)	59,547	58,415	1,132
Income on capital provision assets	114,957	(34,774)	80,183	79,051	1,132
Interest and other income	1,888	(1,888)	-	-	-
Foreign exchange losses	(6,567)	281	(6,286)	(6,286)	-
Loss on investment subparticipation	-	(122)	(122)	(122)
Total capital provision income	110,278	(36,503)	73,775	72,643	1,132

36    Burford Capital Interim Report 2022

	For the six months ended June 30, 2021
				Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
Realized gains/(losses) relative to cost	87,048	(9,572)	77,476	77,476	-
Previous unrealized (gains)/losses transferred to realized gains/(losses)	(20,188)	147	(20,041)	(20,041)	-
Fair value adjustments during the period	20,330	(8,756)	11,574	10,783	791
Income on capital provision assets	87,190	(18,181)	69,009	68,218	791
Impairment of other asset	(500)	-	(500)	(500)	-
Foreign exchange gains/(losses)	(2,262)	186	(2,076)	(2,076)	-
Total capital provision income	84,428	(17,995)	66,433	65,642	791

Reconciliations of due from settlement of capital provision assets

The tables below set forth the reconciliations of components of the consolidated due from settlement of capital provision assets at the beginning and end of period to Burford-only due from settlement of capital provision-direct and capital provision-indirect assets at the beginning and end of period for the six months ended June 30, 2022 and 2021.

	For the six months ended June 30, 2022
				Burford-only
		Elimination of		Capital	Capital
		third-party		provision-	provision-
($ in thousands)	Consolidated	interests	Burford-only	direct	indirect
At beginning of period	86,311	(22,864)	63,447	63,447	-
Transfer of realizations from capital provision assets	88,446	(12,257)	76,189	70,610	5,579
Interest and other income	1,888	(1,888)	-	-	-
Proceeds received	(108,541)	21,451	(87,090)	(81,511)	(5,579)
Foreign exchange gain/(losses)	(183)	-	(183)	(183)	-
At end of period	67,921	(15,558)	52,363	52,363	-

	For the six months ended June 30, 2021
				Burford-only
		Elimination of		Capital	Capital
		third-party		provision-	provision-
($ in thousands)	Consolidated	interests	Burford-only	direct	indirect
At beginning of period	30,708	-	30,708	30,708	-
Transfer of realizations from capital provision assets	213,715	(71,461)	142,254	142,254	-
Proceeds received	(45,204)	5,216	(39,988)	(39,988)	-
Assets received in-kind	(3,290)	2,256	(1,034)	(1,034)	-
Foreign exchange losses	(532)	-	(532)	(532)	-
At end of period	195,397	(63,989)	131,408	131,408	-

Reconciliations of asset management income

The tables below set forth the reconciliations of components of the consolidated asset management income to Burford-only asset management income for the six months ended June 30, 2022 and 2021.

	For the six months ended June 30, 2022
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Management fee income	3,713	218	3,931
Performance fee income	1,795	-	1,795
Income from BOF-C	-	11,296	11,296
Total asset management income	5,508	11,514	17,022

Burford Capital Interim Report 2022    37

	For the six months ended June 30, 2021
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Management fee income	4,329	1,073	5,402
Income from BOF-C	-	6,320	6,320
Total asset management income	4,329	7,393	11,722

Reconciliations of capital provision-direct undrawn commitments

The tables below set forth the reconciliations of the consolidated capital provision-direct definitive and discretionary undrawn commitments and legal risk (definitive) undrawn commitments to Burford-only capital provision-direct definitive and discretionary undrawn commitments and legal risk (definitive) undrawn commitments, in each case, at June 30, 2022 and December 31, 2021.

	At June 30, 2022
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Definitive	752,475	(199,102)	553,373
Discretionary	767,017	(178,589)	588,428
Total legal finance undrawn commitments	1,519,492	(377,691)	1,141,801
Legal risk (definitive)	80,555	(5,731)	74,824
Total capital provision-direct undrawn commitments	1,600,047	(383,422)	1,216,625
Capital provision-indirect undrawn commitments	29,584	(24,667)	4,917
Total capital provision undrawn commitments	1,629,631	(408,089)	1,221,542

	At December 31, 2021
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only(1)
Definitive	703,417	(180,591)	522,826
Discretionary	701,107	(173,684)	527,423
Total legal finance undrawn commitments	1,404,524	(354,275)	1,050,249
Legal risk (definitive)	88,260	(6,233)	82,027
Total capital provision undrawn commitments	1,492,784	(360,508)	1,132,276

1.	The Burford-only undrawn commitment at December 31, 2021 included approximately $63 million of interests in assets that were warehoused for other funds, including a $13 million asset warehoused for BOF-C and a $50 million asset warehoused for the Advantage Fund, which were reflected as capital provision-indirect assets post-transfer. After giving effect to these transfers, Burford-only undrawn commitments for capital provision-direct assets at December 31, 2021 would have been $987 million, of which $460 million were definitive and $527 million were discretionary, as well as $8 million of undrawn commitments in capital provision-indirect assets and $82 million undrawn commitments in legal risk assets.

38    Burford Capital Interim Report 2022

Cash receipts reconciliations

The tables below set forth the reconciliations of cash receipts to proceeds from capital provision assets, the most comparable measure calculated in accordance with US GAAP, for the six months ended June 30, 2022 and 2021. See “Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—Non-GAAP financial measures” for additional information with respect to cash receipts.

For the six months ended June 30, 2022
($ in thousands)		Comment
Consolidated proceeds received:
Proceeds from capital provision assets	108,541	Line item "proceeds from capital provision assets" in the condensed consolidated statements of cash flows
Less: Elimination of third-party interests	(21,451)	"Proceeds received" in the table under "reconciliations— reconciliations of due from settlement of capital provision assets"
Burford-only total	87,090	“Burford-only—proceeds received” in the table under "—reconciliations—reconciliations of due from settlement of capital provision assets"
Proceeds received:
Capital provision-direct	81,511	“Burford-only—capital provision-direct—proceeds received” in the table under "—reconciliations—reconciliations of due from settlement of capital provision assets"
Capital provision-indirect	5,579	“Burford-only—capital provision-indirect—proceeds received” in the table under "—reconciliations—reconciliations of due from settlement of capital provision assets"
Asset management income	5,508	Line item "Total asset management income" in note 8 (asset management income) to the condensed consolidated financial statements
Plus: Eliminated income from funds	11,514	"Total asset management income" in the table under reconciliations— reconciliation of condensed consolidated statements of operations
Less: Increase in receivable	(6,806)	Non-cash portion of Burford-only asset management income
Asset recovery cash receipts	577	Line item "proceeds from asset recovery fee for services" in condensed consolidated statements of cash flows
Marketable security interest and dividend cash income	967	Line item "interest and dividend income" in Note 11 (marketable securities) to the condensed consolidated financial statements
Insurance cash receipts	413	Burford-only income statement, adjusted by the decrease in receivables
Other corporate	191	Burford-only income statement, adjusted by the decrease in receivable
Asset management and other services and other corporate cash income	12,364	"Cash receipts from operations" in the table under "Financial and operational review— cash receipts (non-GAAP financial measure)"
Cash receipts	99,454	"Cash receipts from operations" in the table under "Financial and operational review—cash receipts (non-GAAP financial measure)"

Burford Capital Interim Report 2022    39

For the six months ended June 30, 2021
($ in thousands)		Comment
Consolidated proceeds received:
Proceeds from capital provision assets	45,204	Line item "Proceeds from capital provision assets" in condensed consolidated statements of cash flows
Less: Elimination of third-party interests	(5,216)	"Proceeds received" in the table under reconciliations— reconciliations of due from settlement of capital provision assets"
Burford-only total	39,988	“Burford-only— proceeds received” in the table under "—Reconciliations—Reconciliations of due from settlement of capital provision assets"
Proceeds received:
Capital provision-direct	39,988	“Burford-only—Capital provision-direct—Proceeds received” in the table under "—Reconciliations—Reconciliations of due from settlement of capital provision assets"
Prepaid proceeds	10,000	“Prepaid proceeds” in the table under "—Reconciliations—Reconciliations of capital provision assets"
Adjusted capital provision-direct proceeds:	49,988	"Cash receipts from capital provision-direct" in the table under FOR section Cash receipts
Capital provision-indirect	-	“Burford-only—Capital provision-indirect—Proceeds received” in the table under "—Reconciliations—Reconciliations of due from settlement of capital provision assets"
Asset management income	4,329	Line item "Total asset management income" in note 8 (asset management income) to the condensed consolidated financial statements
Plus: Eliminated income from funds	7,393	"Total asset management income" in the table under reconciliations— reconciliation of condensed consolidated statements of operations
Less: Increase in receivable	(2,340)	Non-cash portion
Cash from asset recovery services	1,619	Line item "proceeds from asset recovery fee for services" in condensed consolidated statements of cash flows
Insurance income	1,102	Burford-only income statement, adjusted by the decrease in receivable
Cash management and bank interest	1,128	Burford-only income statement, adjusted for FV movement from FS note 11
Asset management and other services and other corporate cash income	13,231	"Cash receipts from operations" in the table under "Financial and operational review— cash receipts (non-GAAP financial measure)"
Cash receipts	63,219	"Cash receipts from operations" in the table under "Financial and operational review—cash receipts (non-GAAP financial measure)"

Portfolio reconciliations

Consolidated portfolio to Group-wide portfolio reconciliations

The tables below set forth the reconciliations of consolidated portfolio to Group-wide portfolio at June 30, 2022 and December 31, 2021.

	At June 30, 2022
			Capital
			provision-	Post-
			direct	settlement
			Non-	Non-
			consolidated	consolidated	Third-party
($ in millions)	Consolidated		funds(1)	funds(1)	interests	Group-wide
Deployed cost	1,730	(2)	472	280	(21)	2,461
Plus: Fair value adjustments	1,385	(4)	69	67	(377)	1,144
Carrying value	3,115	(4)	541	347	(398)	3,605
Plus: Undrawn commitments	1,630	(5)	197	37	—	1,864
Total	4,745	(6)	738	384	(398)	5,469	(3)
1.	Amounts represent the non-consolidated managed funds.
2.	Derived by subtracting fair value adjustments from carrying value at period end.
3.	Table under "—Portfolio—Overview".
4.	Note 6 (Capital provision assets) to our condensed consolidated financial statements.
5.	Amounts in this table represent the sum of total undrawn commitments for capital provision and legal risk set forth in note 22 (Financial commitments and contingent liabilities) to our condensed consolidated financial statements. Undrawn commitments are considered off-balance sheet arrangements under US GAAP.
6.	Amount represents a non-GAAP figure.

40    Burford Capital Interim Report 2022

	At December 31, 2021
			Capital
			provision-	Post-
			direct	settlement
			Non-	Non-
			consolidated	consolidated	Third-party
($ in millions)	Consolidated		funds(1)	funds(1)	interests	Group-wide
Deployed cost	1,594	(2)	480	268	(21)	2,321
Plus: Fair value adjustments	1,306	(4)	73	52	(378)	1,053
Carrying value	2,900	(4)	553	320	(399)	3,374
Plus: Undrawn commitments	1,493	(5)	215	12	—	1,720
Total	4,393	(6)	768	332	(399)	5,094	(3)
1.	Amounts represent the non-consolidated managed funds.
2.	Derived by subtracting fair value adjustments from carrying value at period end.
3.	Table under "—Portfolio—Overview".
4.	Note 6 (Capital provision assets) to our condensed consolidated financial statements.
5.	Amounts in this table represent the sum of total undrawn commitments for capital provision and legal risk set forth in note 22 (Financial commitments and contingent liabilities) to our condensed consolidated financial statements. Undrawn commitments are considered off-balance sheet arrangements under US GAAP.
6.	Amount represents a non-GAAP figure.

Consolidated portfolio to Group-wide capital provision-direct and capital provision-indirect portfolios

The tables below set forth the reconciliations of consolidated portfolio to Group-wide capital provision-direct and capital provision-indirect portfolios at June 30, 2022 and December 31, 2021. [The column titled “Other funds” in the tables under “—Portfolio—Overview” includes certain consolidated and non-consolidated funds, which are presented in separate columns in the tables below.] When the consolidated funds are added to the “Burford-only” and “BOF-C” columns in the tables under “—Portfolio—Overview”, the sum corresponds to the consolidated amounts reported in note 6 (Capital provision assets) to our condensed consolidated financial statements. Furthermore, when the non-consolidated funds are added to this sum, the total sum represents our Group-wide portfolio amounts, which include both consolidated and non-consolidated funds. The amounts of undrawn commitments in the tables under “—Portfolio—Overview” correspond to the amounts reported in note 22 (Financial commitments and contingent liabilities) to our condensed consolidated financial statements.

	At June 30, 2022
			Capital provision-direct								Capital provision-indirect
								Third-party
					Consolidated			interests in			Strategic		Advantage
($ in millions)	Consolidated		Burford-only		funds(1)	BOF-C		Colorado	Total		Value Fund		Fund	Total
Deployed cost	1,730	(2)	1,318	(3)	41	329	(3)	21	1,709		11		10	21
Plus: Fair value adjustments	1,385	(4)	937	(3)	24	45	(3)	377	1,383		2		-	2
Carrying value	3,115	(4)	2,255	(3)	65	374	(3)	398	3,092		13	(3)	10	23
Plus: Undrawn commitments	1,630	(5)	1,217	(3)	1	382	(3)	-	1,600	(5)	-		30	30
Total	4,745	(6)	3,472	(3)	66	756	(3)	398	4,692		13	(3)	40	53
1.	The sum of the amounts in the “Capital provision-direct—Consolidated funds” column in the table above and the “Capital provision-direct—Non-consolidated funds” column in the table under “—Consolidated portfolio to Group-wide portfolio reconciliations” is equal to the amounts in the “Other funds” column of the “Capital provision-direct assets” section in the table under “—Portfolio—Overview”.
2.	Derived by subtracting fair value adjustments from carrying value at period end.
3.	Table under "—Portfolio—Overview".
4.	Note 6 (Capital provision assets) to our condensed consolidated financial statements.
5.	Amounts in this table represent the sum of total undrawn commitments for capital provision and legal risk set forth in note 22 (Financial commitments and contingent liabilities) to our condensed consolidated financial statements. Undrawn commitments are considered off-balance sheet arrangements under US GAAP.
6.	Amount represents a non-GAAP figure.

Burford Capital Interim Report 2022    41

	At December 31, 2021
			Capital provision-direct								Capital provision-indirect
								Third-party
					Consolidated			interests in			Strategic
($ in millions)	Consolidated		Burford-only		funds(1)	BOF-C		Colorado	Total		Value Fund		Total
Deployed cost	1,594	(2)	1,251	(3)	37	274	(3)	21	1,583		11		11
Plus: Fair value adjustments	1,306	(4)	887	(3)	11	28	(3)	378	1,304		2		2
Carrying value	2,900	(4)	2,138	(3)	48	302	(3)	399	2,887		13	(3)	13
Plus: Undrawn commitments	1,493	(5)	1,132	(3)	2	359	(3)	-	1,493	(5)	-		-
Total	4,393	(6)	3,270	(3)	50	661	(3)	399	4,380		13	(3)	13
1.	The sum of the amounts in the “Capital provision-direct—Consolidated funds” column in the table above and the “Capital provision-direct—Non-consolidated funds” column in the table under “—Consolidated portfolio to Group-wide portfolio reconciliations” is equal to the amounts in the “Other funds” column of the “Capital provision-direct assets” section in the table under “—Portfolio—Overview”.
2.	Derived by subtracting fair value adjustments from carrying value at period end.
3.	Note 6 (Capital provision assets) to our condensed consolidated financial statements.
4.	Amounts in this table represent the sum of total undrawn commitments for capital provision and legal risk set forth in note 22 (Financial commitments and contingent liabilities) to our condensed consolidated financial statements. Undrawn commitments are considered off-balance sheet arrangements under US GAAP.
5.	Amount represents a non-GAAP figure.

Consolidated total undrawn commitments to Burford-only and Group-wide total undrawn commitments reconciliations

The tables below set forth the reconciliations of the components of consolidated total undrawn commitments to Burford-only and Group-wide total undrawn commitments, in each case, at June 30, 2022 and December 31, 2021.

	At June 30, 2022
		Elimination of
		third-party
($ in millions)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct:
Legal finance	1,520	(378)	1,142	181	376	1,699
Legal risk management	80	(5)	75	17	6	98
Capital provision-indirect:
Strategic Value Fund	-	-	-	-	-	-
Advantage Fund	30	(25)	5	25	-	30
Post-settlement:
Post-settlement funds	-	-	-	37	-	37
Total undrawn commitments	1,630	(408)	1,222	260	382	1,864

	At December 31, 2021
		Elimination of
		third-party
($ in millions)	Consolidated	interests	Burford-only		Other funds	BOF-C	Group-wide
Capital provision-direct:
Legal finance	1,405	(355)	1,050	(1)	199	353	1,602
Legal risk management	88	(6)	82		18	6	106
Capital provision-indirect:
Strategic Value Fund	-	-	-		-	-	-
Post-settlement:
Post-settlement funds	-	-	-		12	-	12
Total undrawn commitments	1,493	(361)	1,132	(1)	229	359	1,720
1.	The Burford-only undrawn commitment figure for 2021 includes approximately $63 million interests in commitments that were warehoused for our funds at December 31, 2021, including a $13 million commitment warehoused for BOF-C and a $50 million asset warehoused for the Advantage Fund. The undrawn commitment table reflects the allocation in place at December 31, 2021, and does not reflect the transfer to other funds at December 31, 2021, which occurred in early 2022. After giving effect to these transfers, Burford-only undrawn commitments for capital provision-direct assets at December 31, 2021, would have been $1,069.

See “Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—APMs” and “Certain terms used in this Interim Report” for additional information with respect to certain terms useful for the understanding of our portfolio and undrawn commitments information and “—Portfolio” for additional information with respect to our portfolio and undrawn commitments.

42    Burford Capital Interim Report 2022

Deployments reconciliations

The tables below set forth the reconciliations of the components of consolidated deployments to Burford-only deployments for the six months ended June 30, 2022 and 2021.

For the six months ended June 30, 2022
($ in thousands)		Comment
Condensed consolidated cash flows:
New funding of capital provision assets	203,742	Line item "funding of capital provision assets" in the condensed consolidated statements of cash flows
Plus: Elimination of third-party interests	(74,948)	"Deployments" in the table under reconciliations— reconciliations of capital provision assets"

Burford-only total deployments	128,794	"Burford-only—deployments” in the table under "—reconciliations—reconciliations of capital provision assets"
Deployments:
Capital provision-direct	124,506	“Burford-only— capital provision-direct—deployments” in the table under "—reconciliations—reconciliations of capital provision assets"
Less: Reported deployments held at fund level	(1,968)	Burford-only capital deployed but not yet invested
less: Advantage Fund-type deal transferred out	(408)	Transferred out Advantage Fund-type deal to the Advantage Fund
Capital provision-direct deployments	122,130	"Burford-only— capital provision-direct" in the table under "financial and operating review — deployments"
Capital provision-indirect	4,288	“Burford-only— capital provision-indirect—deployments” in the table under "—reconciliations—reconciliations of capital provision assets"
Less: Reported deployments held at fund level	(888)	Burford-only capital deployed to fund level but not yet invested
Adjusted capital provision-indirect deployments	3,400	"Burford-only— capital provision-indirect" in the table under "financial and operating review — deployments"
Total balance sheet deployments	125,530	"Burford-only—total new deployments" in the table under "financial and operating review— deployments"

For the six months ended June 30, 2021
($ in thousands)		Comment
Condensed consolidated cash flows:
New funding of capital provision assets	378,784	"Deployments" in the table under reconciliations— reconciliations of capital provision assets"
Plus: Elimination of third-party interests	(162,799)	"Deployments" in the table under reconciliations— reconciliations of capital provision assets"

Burford-only total deployments	215,985	"Burford-only—deployments” in the table under "—reconciliations—reconciliations of capital provision assets"
Deployments:
Capital provision-direct	215,071	“Burford-only— capital provision-direct—deployments” in the table under "—reconciliations—reconciliations of capital provision assets"
Less: Distributed in-kind asset	(1,034)	Line item "contributions paid in-kind" in the supplemental disclosures to the condensed consolidated statements of cash flows
Capital provision-direct deployments:	214,037	"Burford-only— capital provision-direct" in the table under "financial and operating review — deployments"
Capital provision-indirect	914	"Burford-only— capital provision-indirect" in the table under "financial and operating review — deployments"
Total balance sheet deployments	214,951	"Burford-only—total new deployments" in the table under "financial and operating review— deployments"

See “Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—APMs” and “Certain terms used in this Interim Report” for additional information with respect to certain terms useful for the understanding of our deployments information and “—Deployments” for additional information with respect to our deployments.

Burford Capital Interim Report 2022    43

Realizations reconciliations

The table below sets forth the reconciliation of our consolidated realizations to Group-wide realizations for the six months ended June 30, 2022 and 2021.

	For the six months
	ended June 30,
($ in millions)	2022		2021
Consolidated realizations	88	(1)	214
Capital provision non-consolidated funds	43		16
Post-settlement non-consolidated funds	38		51
Group-wide realizations	169		281
1.	See note 6 (Capital provision assets) to our condensed consolidated financial statements.

The tables below set forth the reconciliations of the components of consolidated realizations to Burford-only realizations for the six months ended June 30, 2022 and 2021.

For the six months ended June 30, 2022
($ in thousands)		Comment
Consolidated realizations:
Capital provision assets	88,446	"Realizations" in note 6 (capital provision assets) to the condensed consolidated financial statements
Less: Elimination of third-party interests	(12,257)	"Realizations" in the table under reconciliations— reconciliations of capital provision assets"
Burford-only total realizations	76,189	"Burford-only—realizations” in the table under "—reconciliations—reconciliations of capital provision assets"

Capital provision-direct realizations	70,610	“Burford-only Capital provision-direct—Realizations” in the table under "—Data reconciliations—Capital provision assets"
Less: Advantage Fund-type deal transferred out	(408)	Transferred out Advantage Fund-type deal to the Advantage Fund
Capital provision-direct realizations	70,202	"Burford-only— capital provision-direct" in the table under "financial and operating review — deployments"
Capital provision-indirect realizations	5,579	“Burford-only— capital provision-indirect—deployments” in the table under "—reconciliations—reconciliations of capital provision assets"
Plus: 2022 reported realizations held at fund level and not yet distributed	520	Proceeds held at the fund level pending distribution
Adjusted capital provision-indirect realizations	6,099	"Burford-only— capital provision-indirect" in the table under "financial and operating review — realizations"
Total balance sheet realizations	76,301	"Burford-only—total new realizations" in the table under "financial and operating review— realizations"

For the six months ended June 30, 2021
($ in thousands)		Comment
Consolidated realizations:
Capital provision assets	213,715	"Realizations" in note 6 (capital provision assets) to the condensed consolidated financial statements
Less: Elimination of third-party interests	(71,461)	"Realizations" in the table under reconciliations— reconciliations of capital provision assets"
Burford-only total realizations	142,254	"Burford-only—realizations” in the table under "—reconciliations—reconciliations of capital provision assets"
Capital provision-direct realizations	142,254	“Burford-only Capital provision-direct—Realizations” in the table under "—Data reconciliations—Capital provision assets"
Less: Distributed in-kind asset	(1,034)	Line item "contributions paid in-kind" in the supplemental disclosures to the condensed consolidated statements of cash flows
Capital provision-direct realizations	141,220	"Burford-only— capital provision-direct" in the table under "financial and operating review — deployments"
Capital provision-indirect realizations	—	Note 6 (Capital provision assets) to condensed consolidated financial statements
Plus: Burford-only portion of due from settlement receivable on concluded asset in the SV fund	26,061	Burford-only portion of due from settlement receivable on concluded asset in the SV fund
Adjusted capital provision-indirect realizations	26,061	"Burford-only— capital provision-indirect" in the table under "financial and operating review — realizations"
Total balance sheet realizations	167,281	"Burford-only—total new realizations" in the table under "financial and operating review— realizations"

44    Burford Capital Interim Report 2022

See “Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—APMs” and “Certain terms used in this Interim Report” for additional information with respect to certain terms useful for the understanding of our realizations information and “—Realizations” for additional information with respect to our realizations.

Tangible book value attributable to Burford Capital Limited per ordinary share reconciliations

The tables below set forth the reconciliations of tangible book value attributable to Burford Capital Limited per ordinary share to total Burford Capital Limited equity, the most comparable measure calculated in accordance with US GAAP, at June 30, 2022 and December 31, 2021. See “Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—Non-GAAP financial measures” for additional information with respect to tangible book value attributable to Burford Capital Limited per ordinary share.

At June 30, 2022
($ in thousands, except share data)		Comment
Total Burford Capital Limited equity	1,550,410	Condensed consolidated statements of financial position
less: Goodwill	(133,919)	Condensed consolidated statements of financial position
Tangible book value attributable to Burford Capital Limited	1,416,491

Basic ordinary shares outstanding	218,581,877	Condensed consolidated statements of financial position

Tangible book value attributable to Burford Capital Limited per ordinary share	6.48	Tangible book value attributable to Burford Capital Limited divided by basic weighted average ordinary shares outstanding

At December 31, 2021
($ in thousands, except share data)		Comment
Total Burford Capital Limited equity	1,551,790	Condensed consolidated statements of financial position
less: Goodwill	(134,019)	Condensed consolidated statements of financial position
Tangible book value attributable to Burford Capital Limited	1,417,771

Basic ordinary shares outstanding	219,049,877	Condensed consolidated statements of financial position

Tangible book value attributable to Burford Capital Limited per ordinary share	6.47	Tangible book value attributable to Burford Capital Limited divided by basic weighted average ordinary shares outstanding

Burford Capital Interim Report 2022    45

Condensed consolidated interim financial statements (unaudited)
Contents
47	Condensed consolidated statements of operations for the six months ended June 30, 2022 and 2021
48	Condensed consolidated statements of comprehensive income for the six months ended June 30, 2022 and 2021
49	Condensed consolidated statements of financial position at June 30, 2022 and December 31, 2021
50	Condensed consolidated statements of cash flows for the six months ended June 30, 2022 and 2021
52	Condensed consolidated statements of changes in equity for the six months ended June 30, 2022 and 2021
53	Notes to the condensed consolidated interim financial statements

46    Burford Capital Interim Report 2022

Condensed consolidated statements of operations

		For the six months
		ended June 30,
		2022	2021
($ in thousands, except share data)	Notes	(Unaudited)	(Unaudited)
Revenues
Capital provision income	6	110,278	84,428
Asset management income	8	5,508	4,329
Insurance (loss)/income	9	(2,297)	799
Services income		389	682
Marketable securities (loss)/income and bank interest	11	(8,971)	1,256
Gain relating to third-party interests in capital provision assets		1,005	395
Total revenues		105,912	91,889

Operating expenses
Compensation and benefits
Salaries and benefits		17,416	17,633
Annual incentive compensation		7,143	6,544
Equity compensation		4,869	4,272
Legacy asset recovery incentive compensation including accruals		1,690	34,083
Long-term incentive compensation including accruals		4,672	5,122
General, administrative and other		14,735	14,458
Case-related expenditures ineligible for inclusion in asset cost		3,663	2,532
Total operating expenses		54,188	84,644

Operating income		51,724	7,245

Other expenses
Finance costs	14	36,561	25,646
Loss on debt extinguishment		916	1,616
Foreign currency transactions losses		3,024	396
Total other expenses		40,501	27,658

Income/(loss) before income taxes		11,223	(20,413)

(Provision for)/benefit from income taxes	4	(7,725)	559
Net income/(loss)		3,498	(19,854)

Net income attributable to non-controlling interests		24,999	8,736
Net loss attributable to Burford Capital Limited shareholders		(21,501)	(28,590)

Net loss attributable to Burford Capital Limited per ordinary share
Basic	21	(0.10)	(0.13)
Diluted	21	(0.10)	(0.13)

Weighted average ordinary shares outstanding
Basic	21	218,935,492	219,049,877
Diluted	21	218,935,492	219,049,877

See accompanying notes to the condensed consolidated interim financial statements.

Burford Capital Interim Report 2022    47

Condensed consolidated statements of comprehensive income

		For the six months
		ended June 30,
		2022	2021
($ in thousands)	Notes	(Unaudited)	(Unaudited)

Net income/(loss)		3,498	(19,854)
Other comprehensive income/(loss)
Foreign currency translation adjustment		35,343	(9,466)
Comprehensive income/(loss)		38,841	(29,320)

Less: Comprehensive income attributable to non-controlling interests		24,999	8,736
Comprehensive income/(loss) attributable to Burford Capital Limited shareholders		13,842	(38,056)

See accompanying notes to the condensed consolidated interim financial statements.

48    Burford Capital Interim Report 2022

Condensed consolidated statements of financial position

		At
		June 30,	December 31,
		2022	2021
($ in thousands)	Notes	(Unaudited)	(Audited)
Assets
Cash and cash equivalents		353,157	180,255
Marketable securities	11	125,678	175,336
Other assets	12	39,781	35,173
Due from settlement of capital provision assets	7	67,921	86,311
Capital provision assets	6	3,114,970	2,900,465
Property and equipment	10	9,748	13,069
Goodwill	15	133,919	134,019
Deferred tax asset	4	166	78
Total assets		3,845,340	3,524,706

Liabilities
Debt interest payable	14	17,035	13,918
Other liabilities	13	115,035	126,057
Debt payable	14	1,253,417	1,022,557
Financial liabilities relating to third-party interests in capital provision assets		397,581	398,595
Deferred tax liability	4	30,453	22,889
Total liabilities		1,813,521	1,584,016

Commitments and contingencies	22

Shareholders' equity
Ordinary shares, no par value; unlimited shares authorized; 219,049,877 ordinary shares issued and 218,581,877 ordinary shares outstanding at June 30, 2022 and 219,049,877 ordinary shares issued and outstanding at December 31, 2021	19	598,813	598,813
Additional paid-in capital		25,328	26,366
Accumulated other comprehensive income		39,451	4,108
Treasury shares of 468,000 at $8.01 cost	19	(3,749)	-
Retained earnings		890,567	922,503
Total Burford Capital Limited equity		1,550,410	1,551,790
Non-controlling interests		481,409	388,900
Total shareholders' equity		2,031,819	1,940,690
Total liabilities and shareholders' equity		3,845,340	3,524,706

See accompanying notes to the condensed consolidated interim financial statements.

The condensed consolidated interim financial statements on pages 47 to 77 of this Interim Report were approved by the board of directors on August 9, 2022 and were signed on its behalf by:

/s/ Charles Parkinson

Charles Parkinson

Director

August 9, 2022

Burford Capital Interim Report 2022    49

Condensed consolidated statements of cash flows

		For the six months
		ended June 30,
		2022	2021
($ in thousands)	Notes	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net (loss)/income		3,498	(19,854)

Adjustments to reconcile net (loss)/income to net cash provided by/(used in) operating activities:
Income on capital provision assets	6	(114,957)	(87,190)
Interest and other income from capital provision assets	6	(1,888)	-
Asset recovery fee for services income		(389)	(682)
Loss/(income) on marketable securities		9,814	(430)
Decrease/(increase) in other assets		(4,912)	(1,099)
Increase/(decrease) in other liabilities		10,681	28,359
Amortization and depreciation of debt issuance costs and property and equipment		2,003	511
Deferred tax expense/(benefit)		(8,109)	(1,096)
Share-based compensation		3,593	3,967
Other non-cash, including exchange rate movement		15,987	2,596
Proceeds from capital provision assets	3	108,541	45,204
Prepaid proceeds		-	10,000
Proceeds from asset recovery fee for services		577	1,619
Net decrease/(increase) on financial liability to third-party investment		(1,014)	(432)
Net cash provided by/(used in) operating activities before funding of operating activities		23,425	(18,527)

Funding of operating activities
Net proceeds/(funding) of marketable securities	11	39,540	(249,841)
Funding of capital provision assets	3	(203,742)	(377,750)
Net cash used in operating activities		(140,777)	(646,118)

Cash flows from investing activities:
Purchases of property and equipment		(52)	(187)
Net cash used in investing activities		(52)	(187)

Cash flows from financing activities:
Acquisition of ordinary shares to meet share-based payment obligations		(1,395)	(1,141)
Issuance of debt, net of original issue discount	14	357,271	400,000
Debt issuance costs		(7,882)	(7,797)
Redemption of debt		(79,911)	(33,687)
Dividends paid on ordinary shares		(13,671)	(27,381)
Payments for treasury stock purchases		(3,749)	-
Third-party net capital contribution		67,510	184,840
Net cash provided by/(used in) financing activities		318,173	514,834

Net increase/(decrease) in cash and cash equivalents		177,344	(131,471)

The table below sets forth the changes in cash and cash equivalents at the beginning and end of the relevant reporting periods.

		For the six months
		ended June 30,
		2022	2021
($ in thousands)	Notes	(Unaudited)	(Unaudited)
Cash and cash equivalents at beginning of period		180,255	322,085
Increase/(decrease) in cash and cash equivalents		177,344	(131,471)
Effect of exchange rate changes on cash and cash equivalents		(4,442)	160
Cash and cash equivalents at end of period		353,157	190,774

50    Burford Capital Interim Report 2022

Condensed consolidated interim statements of cash flows

continued

The table below sets forth supplemental disclosures to our statement of consolidated cash flows.

	For the six months
	ended June 30,
	2022	2021
($ in thousands)	(Unaudited)	(Unaudited)
Cash received from interest and dividend income	1,035	1,128
Cash paid for debt interest	(31,564)	(19,736)
Cash received from income tax refund	774	-
Cash paid for income taxes	(636)	(547)
Assets received in-kind(1)	-	3,290
Contributions paid in-kind(1)	-	(1,034)
1.	A consolidated entity, in which Burford had a limited partnership interest, liquidated during the six months ended June 30, 2021 and distributed in-kind a capital provision asset in the amount of ($3,290), of which ($1,034) were held directly by Burford and the remaining ($2,256) were held by other limited partners of the liquidated entity.

See accompanying notes to the condensed consolidated interim financial statements.

Burford Capital Interim Report 2022    51

Condensed consolidated statements of changes in equity

	For the six months ended June 30, 2022 (unaudited)
	Shares		Amount
							Accumulated
	Number of	Number of			Additional		other	Total Burford	Non-	Total
($ in thousands,	Ordinary	Treasury	Ordinary	Treasury	paid-in	Retained	comprehensive	Capital Limited	controlling	shareholders’
except share data)	shares	shares	shares	shares	capital	earnings	income/(loss)	equity	interests	equity
At beginning of period	219,049,877	-	598,813	-	26,366	922,503	4,108	1,551,790	388,900	1,940,690
Net (loss)/income	-	-	-	-	-	(21,501)	-	(21,501)	24,999	3,498
Foreign currency translation adjustment	-	-	-	-	-	-	35,343	35,343	-	35,343
Ordinary shares repurchased and held in treasury	-	(468,000)	-	(3,749)	-	-	-	(3,749)	-	(3,749)
Ordinary shares purchased by the Burford Capital Limited Employee Benefit Trust	-	-	-	-	(1,395)	-	-	(1,395)	-	(1,395)
Ordinary shares distributed by the Burford Capital Limited Employee Benefit Trust	-	-	-	-	-	(1,276)	-	(1,276)	-	(1,276)
Transfer LTIP awards on vesting	-	-	-	-	(4,512)	4,512	-	-	-	-
Share-based compensation	-	-	-	-	4,869	-	-	4,869	-	4,869
Dividends paid	-	-	-	-	-	(13,671)	-	(13,671)	-	(13,671)
Net contributions	-	-	-	-	-	-	-	-	67,510	67,510
At end of period	219,049,877	(468,000)	598,813	(3,749)	25,328	890,567	39,451	1,550,410	481,409	2,031,819

	For the six months ended June 30, 2021 (unaudited)
	Shares	Amount
					Accumulated
	Number of		Additional		other	Total Burford		Total
($ in thousands, except	ordinary	Ordinary	paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
share data)	shares	shares	capital	earnings	income/(loss)	equity	interests	equity
At beginning of period	219,049,877	598,813	22,529	1,034,319	6,551	1,662,212	243,282	1,905,494
Net (loss)/income	-	-	-	(28,590)	-	(28,590)	8,736	(19,854)
Foreign currency translation adjustment	-	-	-	-	(9,466)	(9,466)	-	(9,466)
Ordinary shares purchased by the Burford Capital Limited Employee Benefit Trust	-	-	(1,141)	-	-	(1,141)	-	(1,141)
Ordinary shares distributed by the Burford Capital Limited Employee Benefit Trust	-	-	-	(323)	-	(323)	-	(323)
Transfer LTIP awards on vesting	-	-	(1,902)	1,902	-	-	-	-
Share-based compensation	-	-	4,290	-	-	4,290	-	4,290
Dividends paid	-	-	-	(27,381)	-	(27,381)	-	(27,381)
Net contributions	-	-	-	-	-	-	187,883	187,883
At end of period	219,049,877	598,813	23,776	979,927	(2,915)	1,599,601	439,901	2,039,502

See accompanying notes to the condensed consolidated interim financial statements.

52    Burford Capital Interim Report 2022

Notes to the condensed consolidated interim financial statements

1. Organization

Burford Capital Limited (the “Company”) and its consolidated subsidiaries (collectively with the Company, the “Group”) provide legal finance products and services, comprising (i) core legal finance and (ii) alternative strategies, and are engaged in the asset management business.

The Company was incorporated as a company limited by shares under the Companies (Guernsey) Law, 2008, as amended (the “Guernsey Companies Law”), on September 11, 2009. The Company has a single class of ordinary shares, which commenced trading on AIM in October 2009 and on the New York Stock Exchange in October 2020, in each case, under the symbol “BUR”. The Company’s subsidiaries have issued bonds that are traded on the Main Market of the London Stock Exchange and unlisted bonds in private placement transactions pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended.

2. Summary of significant accounting policies

Basis of presentation

The Company’s unaudited condensed consolidated interim financial statements at and for the six months ended June 30, 2022 have been prepared in accordance with US GAAP and reflect all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for the fair presentation of the results for the interim period. The Company’s previously unaudited reported condensed consolidated financial statements at and for the six months ended June 30, 2021 were prepared in accordance with IFRS and, therefore, the comparative data at and for the six months ended June 30, 2021 contained in this Interim Report may differ from the historical data previously prepared in accordance with IFRS and included in the Company’s prior reports. See “Financial and operational review—Conversion to US GAAP” in the Annual Report for additional information with respect to the differences between US GAAP and the IFRS. Certain disclosures included in the consolidated financial statements at and for the year ended December 31, 2021 included in the Annual Report have been condensed in, or omitted from, the unaudited condensed consolidated financial statements at and for the six months ended June 30, 2022 included in this Interim Report. The unaudited condensed consolidated financial statements at and for the six months ended June 30, 2022 should be read in conjunction with the audited consolidated financial statements and accompanying notes thereto for the year ended December 31, 2021 included in the Annual Report. The results for the six months ended June 30, 2022 are not necessarily indicative of the results for the full year.

Use of estimates

The preparation of the Company’s condensed consolidated financial statements requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the condensed consolidated financial statements, the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amount of revenues and expenses during the reporting periods. Such estimates include, among other things, the valuation of capital provision assets and other financial instruments, the measurement of deferred tax balances (including valuation allowances) and the accounting for goodwill. Actual results could differ from those estimates, and such differences could be material.

Consolidation

The condensed consolidated financial statements include the accounts of (i) the Company, (ii) its wholly owned or majority-owned subsidiaries, (iii) the consolidated entities that are considered to be variable interest entities (“VIEs”) and for which the Company is considered the primary beneficiary and (iv) certain entities that are not considered VIEs but that the Company controls through a majority voting interest.

In connection with investment funds and other related entities where the Group does not own 100% of the relevant entity, the Group makes judgments about whether it is required to consolidate such entities by applying the factors set forth in US GAAP for VIEs or voting interest entities under Accounting Standards Codification 810—Consolidation.

VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, (ii) have equity investors that (A) do not have the ability to make significant decisions relating to the entity’s operations through voting rights, (B) do not have the obligation to absorb the expected losses or (C) do not have the right to receive the residual returns of the entity or (iii) have equity investors’ voting rights that are not proportional to the economics, and substantially all of the activities of the entity

Burford Capital Interim Report 2022    53

Notes to the condensed consolidated interim financial statements

continued

either involve or are conducted on behalf of an investor that has disproportionately few voting rights. An entity is deemed to be the primary beneficiary of the VIE if such entity has both (i) the power to direct the activities that most significantly impact the VIE’s economic performance and (ii) the right to receive benefits from the VIE or the obligation to absorb losses of the VIE that could be significant to the VIE.

In determining whether the Group is the primary beneficiary of a VIE, the Group considers both qualitative and quantitative factors regarding the nature, size and form of its involvement with the VIE, such as its role establishing the VIE and its ongoing rights and responsibilities, the design of the VIE, its economic interests, servicing fees and servicing responsibilities and certain other factors. The Group performs ongoing reassessments to evaluate whether changes in the entity’s capital structure or changes in the nature of its involvement with the entity result in a change to the VIE designation or a change to its consolidation conclusion.

The most significant judgments relate to the assessment of the Group’s exposure or rights to variable returns in BOF-C, the Strategic Value Fund, the Advantage Fund and Colorado. The Group has assessed that its economic interest in the income generated from BOF-C and its investment as a limited partner in the Strategic Value Fund and the Advantage Fund, coupled with its power over the relevant activities as the fund manager, require the consolidation of BOF-C, the Strategic Value Fund and the Advantage Fund in the condensed consolidated financial statements. Similarly, the Group has assessed that its shareholding in Colorado, coupled with its power over the relevant activities of Colorado through contractual agreements, requires the consolidation of Colorado in the condensed consolidated financial statements.

The Group is deemed to have a controlling financial interest in VIEs in which it is the primary beneficiary and in other entities in which it owns more than 50% of the outstanding voting shares and other shareholders do not have substantive rights to participate in management.

For entities the Group controls but does not wholly own, the Group generally records a non-controlling interest within shareholders’ equity for the portion of the entity’s equity attributed to the non-controlling ownership interests. Accordingly, third-party share of net income or losses relating to non-controlling interests in consolidated entities is treated as a reduction or increase, respectively, of net income in the condensed consolidated statements of operations and comprehensive income. With respect to Colorado, an entity the Group controls but does not wholly own, the Group records a financial liability within financial liabilities related to third-party interests in capital provision assets for the portion of the entity’s equity held by third parties. The third-party share of income or losses is included in gain relating to third-party interests in capital provision assets in the condensed consolidated statements of operations and comprehensive income. All significant intercompany balances, transactions and unrealized gains and losses on such transactions are eliminated in consolidation.

Covid-19 pandemic and global economic market conditions

The Covid-19 pandemic and restrictions on certain non-essential businesses have caused disruption in the United States and global economies. Although an economic recovery is partially underway, it continues to be gradual, uneven and characterized by meaningful dispersion across sectors and regions. The estimates and assumptions underlying the condensed consolidated financial statements at and for the six months ended June 30, 2022 are based on the information available at June 30, 2022, including judgments about the financial markets and economic conditions which may change over time. As a result of the Russian Federation’s invasion of Ukraine in February 2022 (the “Ukraine War”), various nations, including the United States, have instituted economic sanctions and other responsive measures, which have resulted in an increase level of global economic and political uncertainty. At and for the six months ended June 30, 2022, the effects of the Ukraine War have not had a material impact on the condensed consolidated interim financial statements.

Recently issued or adopted accounting pronouncements

There have been no recently issued or adopted accounting pronouncements that had a material impact on the condensed consolidated financial statements at and for the six months ended June 30, 2022 and related disclosures.

54    Burford Capital Interim Report 2022

Notes to the condensed consolidated interim financial statements

continued

3. Supplemental cash flow data

The tables below set forth supplemental information with respect to the cash inflows and outflows for capital provision-direct and capital provision-indirect assets for the six months ended June 30, 2022 and 2021.

For the six months ended June 30, 2022	Capital provision-	Capital provision-
($ in thousands)	direct assets	indirect assets	Total
Proceeds	84,979	23,562	108,541
Increase in payable for capital provision assets	412	-	412
Funding	(183,566)	(20,176)	(203,742)

For the six months ended June 30, 2021	Capital provision-	Capital provision-
($ in thousands)	direct assets	indirect assets	Total
Proceeds	45,204	-	45,204
Prepaid proceeds	10,000	-	10,000
Decrease in payable for capital provision assets	(256)	-	(256)
Funding	(377,750)	-	(377,750)

Capital provision-direct assets represent those assets in which the Group has provided financing directly to a client or to fund a principal position in a legal finance asset. BOF-C is included in capital provision-direct assets because the Group does not invest any capital in BOF-C. Capital provision-indirect assets represent those assets in which the Group’s capital is provided through a fund as a limited partner contribution. At June 30, 2022, the Group had increased deployments in capital provision-indirect assets through the Advantage Fund, which closed during the six months ended June 30, 2022, whereas at June 30, 2021, capital provision-indirect assets consisted entirely of assets held through the Strategic Value Fund.

4. Income taxes

The Company qualifies for exemption from income tax in Guernsey under the Income Tax (Exempt Bodies) (Guernsey) Ordinance, 1989, as amended. This exemption has to be applied for annually and has been applied for, and granted, with respect to the year ending December 31, 2022.

The Company’s operating subsidiaries in Australia, Ireland, Singapore, the United Kingdom and the United States are subject to taxation in such jurisdictions as determined in accordance with relevant tax legislation. In certain cases, an operating subsidiary of the Company may elect a transaction structure that could be subject to income tax in a country related to the transaction creating the capital provision asset.

The effective tax rates were a 69% tax expense and a 3% tax benefit for the six months ended June 30, 2022 and 2021, respectively. The tax expense was primarily due to recording a full valuation allowance for a deferred tax asset relating to interest expense deductions. The effective tax rate also differs from the statutory tax rate as taxable profits and losses arising in various jurisdictions are taxed at different rates.

Gross deferred tax assets and liabilities were $44 million and $45 million, respectively at June 30, 2022 and $37 million and $39 million, respectively, at December 31, 2021. In addition, the Company has recorded valuation allowances of $29 million and $21 million at June 30, 2022 and December 31, 2021, respectively, which results in an overall net deferred tax liability position for the Company of $30 million and $23 million at June 30, 2022 and December 31, 2021, respectively. The valuation allowance primarily related to foreign and state net operating loss carryforwards, interest expense and other deferred tax assets. The Company has performed an assessment of positive and negative evidence, including the nature, frequency, and severity of cumulative financial reporting losses in recent years, the future reversal of existing temporary differences, predictability of future taxable income exclusive of reversing temporary differences of the character necessary to realize the asset, relevant carryforward periods, taxable income in carry-back years if carry-back is permitted under tax law, and prudent and feasible tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax asset that would otherwise expire. Although realization is not assured, based on the Company’s assessment, the Company has concluded that it is more likely than not that the remaining gross deferred tax asset will be realized and, as such, no additional valuation allowance has been provided.

Notes to the condensed consolidated interim financial statements

continued

5. Segment reporting

Management considers that there are two operating business segments and a corporate segment: (i) capital provision, which comprises provision of capital to the legal industry or in connection with legal matters, both directly and through investment in the Group’s managed funds; (ii) asset management and other services, which includes the provision of services to the legal industry, including litigation insurance; and (iii) other corporate. Management considers income/(loss) before income taxes as the measure of segment profitability.

The tables below set forth financial data for the Group’s reportable business segments for the six months ended June 30, 2022 and 2021.

	For the six months ended June 30, 2022
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Capital provision income	73,775	-	-	73,775	36,503	110,278
Management fee income	-	3,931	-	3,931	(218)	3,713
Performance fee income	-	1,795	-	1,795	-	1,795
Income from BOF-C	-	11,296	-	11,296	(11,296)	-
Other services income	-	(1,908)	(8,977)	(10,885)	6	(10,879)
Gain relating to third-party interests in capital provision assets	-	-	-	-	1,005	1,005
Total revenues*	73,775	15,114	(8,977)	79,912	26,000	105,912

Operating expenses	26,874	10,482	15,834	53,190	998	54,188

Other expenses
Finance costs	33,033	838	2,690	36,561	-	36,561
Loss on debt extinguishment	828	21	67	916	-	916
Foreign currency transactions losses	-	-	3,021	3,021	3	3,024
Total other expenses	33,861	859	5,778	40,498	3	40,501

Income/(loss) before income taxes	13,040	3,773	(30,589)	(13,776)	24,999	11,223
*Includes the following revenue from contracts with customers for services transferred over time	-	15,114	-	15,114	-	15,114
(1)
1.	Adjusted for third-party interests in non-wholly owned consolidated entities which include BOF-C, the Strategic Value Fund, the Advantage Fund, Colorado and several other entities in which Burford holds investments and there is a third-party partner in, or owner of, those entities.

56    Burford Capital Interim Report 2022

Notes to the condensed consolidated interim financial statements

continued

	For the six months ended June 30, 2021
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Capital provision income	66,433	-	-	66,433	17,995	84,428
Management fee income	-	5,402	-	5,402	(1,073)	4,329
Income from BOF-C	-	6,320	-	6,320	(6,320)	-
Other services income	-	1,481	1,255	2,736	1	2,737
Gain relating to third-party interests in capital provision assets	-	-	-	-	395	395
Total revenues*	66,433	13,203	1,255	80,891	10,998	91,889

Operating expenses	74,886	5,363	2,133	82,382	2,262	84,644

Other expenses
Finance costs	22,764	205	2,677	25,646	-	25,646
Loss on debt extinguishment	1,434	13	169	1,616	-	1,616
Foreign currency transactions losses	-	-	396	396	-	396
Total other expenses	24,198	218	3,242	27,658	-	27,658

(Loss)/income before income taxes	(32,651)	7,622	(4,120)	(29,149)	8,736	(20,413)
*Includes the following revenue from contracts with customers for services transferred over time	-	13,203	-	13,203	-	13,203

1.	Adjusted for third-party interests in non-wholly owned consolidated entities which include BOF-C, the Strategic Value Fund, Colorado and several other entities in which Burford holds investments and there is a third-party partner in, or owner of, those entities.

The tables below set forth the Group’s assets and liabilities by reporting segment at June 30, 2022 and December 31, 2021.

	At June 30, 2022
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Assets:
Cash and cash equivalents	204,794	9,965	89,774	304,533	48,624	353,157
Marketable securities	-	-	125,678	125,678	-	125,678
Due from settlement of capital provision assets	52,363	-	-	52,363	15,558	67,921
Capital provision assets	2,276,656	-	-	2,276,656	838,314	3,114,970
Other	145,318	57,967	2,764	206,049	(22,435)	183,614
Total assets	2,679,131	67,932	218,216	2,965,279	880,061	3,845,340

Liabilities:
Debt interest payable	15,391	391	1,253	17,035	-	17,035
Debt payable	1,132,463	28,715	92,239	1,253,417	-	1,253,417
Financial liabilities relating to third-party interests in capital provision assets	-	-	-	-	397,581	397,581
Other	106,293	28,035	10,088	144,417	1,071	145,488
Total liabilities	1,254,147	57,141	103,580	1,414,869	398,652	1,813,521

1.	Adjusted for third-party interests in non-wholly owned consolidated entities which include BOF-C, the Strategic Value Fund, Colorado and several other entities in which Burford holds investments and there is a third-party partner in, or owner of, those entities.

Burford Capital Interim Report 2022    57

Notes to the condensed consolidated interim financial statements

continued

	At December 31, 2021
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Assets:
Cash and cash equivalents	90,497	9,446	39,735	139,678	40,577	180,255
Marketable securities	-	-	175,336	175,336	-	175,336
Due from settlement of capital provision assets	63,447	-	-	63,447	22,864	86,311
Capital provision assets	2,159,453	-	-	2,159,453	741,012	2,900,465
Other	137,913	53,997	6,592	198,502	(16,163)	182,339
Total assets	2,451,310	63,443	221,663	2,736,416	788,290	3,524,706

Liabilities:
Debt interest payable	12,468	323	1,127	13,918	-	13,918
Debt payable	916,017	23,708	82,832	1,022,557	-	1,022,557
Financial liabilities relating to third-party interests in capital provision assets	-	-	-	-	398,595	398,595
Other	100,622	26,719	20,810	148,151	795	148,946
Total liabilities	1,029,107	50,750	104,769	1,184,626	399,390	1,584,016

1.	Adjusted for third-party interests in non-wholly owned consolidated entities which include BOF-C, the Strategic Value Fund, Colorado and several other entities in which Burford holds investments and there is a third-party partner in, or owner of, those entities.

6. Capital provision assets

Capital provision assets are financial assets held at fair value through profit or loss that relate to the provision of capital in connection with legal finance. Capital provision-direct assets represent those assets in which the Group has provided financing directly to a client or to fund a principal position in a legal finance asset. BOF-C is included in capital provision-direct assets because the Group does not invest any capital in BOF-C. Capital provision-indirect assets represent those assets in which the Group’s capital is provided through a fund as a limited partner contribution. At June 30, 2022, the Group had increased deployments in capital provision-indirect assets through the Advantage Fund, which closed during the six months ended June 30, 2022, whereas at June 30, 2021, capital provision-indirect assets consisted entirely of assets held through the Strategic Value Fund.

The table below sets forth the changes in capital provision assets at the beginning and end of the relevant reporting periods.

	For the six months
	ended June 30,
($ in thousands)	2022	2021
At beginning of period	2,900,465	2,564,742
Deployments	203,742	378,784
Realizations	(88,446)	(213,715)
Prepaid proceeds	-	(10,000)
Income for the period	114,957	87,190
Foreign exchange losses	(15,748)	(4,914)
At end of period	3,114,970	2,802,087

Capital provision-direct assets	3,091,625	2,776,105
Capital provision-indirect assets	23,345	25,982
Total capital provision assets	3,114,970	2,802,087

Unrealized fair value at end of period	1,385,375	1,317,041

58    Burford Capital Interim Report 2022

Notes to the condensed consolidated interim financial statements

continued

The table below sets forth the components of the capital provision income for the six months ended June 30, 2022 and 2021.

	For the six months
	ended June 30,
($ in thousands)	2022	2021
Realized gains/(losses) relative to cost	34,040	87,048
Previous unrealized (gains)/losses transferred to realized gains/(losses)	(5,965)	(20,188)
Fair value adjustment during the period	86,882	20,330
Income on capital provision assets	114,957	87,190
Interest and other income	1,888	-
Impairment of other asset	-	(500)
Foreign exchange gains/(losses)	(6,567)	(2,262)
Total capital provision income as reported on the consolidated statements of operations	110,278	84,428

Foreign exchange gains/(losses) on capital provision assets are reported in either capital provision income or foreign currency transactions gains/(losses) in the condensed consolidated statements of operations. Exchange differences arising from non-US Dollar denominated capital provision assets held by US Dollar functional currency entities are recognized in capital provision income in the condensed consolidated statements of operations. All other foreign exchange translation differences arising from capital provision assets held by non-US Dollar functional currency entities are recognized in other comprehensive income in the consolidated statements of comprehensive income.

The Group generally relies on objective events and privileged information, which along with other information, may be used to determine its asset valuations. As a result, the Group is precluded from disclosing individual asset valuations publicly. However, the Group’s sale of a part of its entitlement to proceeds in the YPF-related Petersen matter during the year ended December 31, 2019 was uniquely of such a size and breadth (including third-party sales organized by the Group’s financial adviser as part of the same transaction, resulting in the total sale of 15% of the entitlement to proceeds) that it was appropriate to use the sale price alone, without consideration of privileged information, to set the Group’s valuation of its YPF-related assets during the year ended December 31, 2019, which remained the same during the six months ended June 30, 2022 and 2021. The carrying value of the YPF-related assets (both Petersen and Eton Park combined) on the Group’s consolidated balance sheet was $1.2 billion with $1.1 billion of unrealized gains at June 30, 2022 and December 31, 2021, respectively. There have been no transfers of unrealized to realized gains, so the fair value adjustment remains $1.1 billion at June 30, 2022.

On a consolidated basis, the capital provision-indirect assets represent equity securities and related claims in the Strategic Value Fund and litigation finance assets in the Advantage Fund.

7. Due from settlement of capital provision assets

Amounts due from settlement of assets relate to the recovery of capital provision assets that have successfully concluded and where there is no longer any litigation risk remaining. The settlement terms and duration vary by capital provision asset. The majority of settlement balances are received shortly after the period end in which the capital provision assets have concluded, and all settlement balances are generally expected to be received within 12 months after the capital provision assets have concluded.

Burford Capital Interim Report 2022    59

Notes to the condensed consolidated interim financial statements

continued

The table below sets forth the changes in due from settlement of capital provision assets and the breakdown between current and non-current due from settlement of capital provision assets at the beginning and end of the relevant reporting periods.

	For the six months
	ended June 30,
($ in thousands)	2022	2021
At beginning of period	86,311	30,708
Transfer of realizations from capital provision assets	88,446	213,715
Interest and other income	1,888	-
Proceeds received	(108,541)	(45,204)
Assets received in-kind	-	(3,290)
Foreign exchange gains/(losses)	(183)	(532)
At end of period	67,921	195,397

Current assets	64,171	191,647
Non-current assets	3,750	3,750
Total due from settlement of capital provision assets	67,921	195,397

8. Asset management income

The Group receives regular management fees on its managed funds, calculated as a percentage of capital committed by the fund investors or as a percentage of capital committed by the fund, depending on the status of the fund. In addition, the Group receives performance fees from the managed funds. The Group’s managed funds (other than BOF-C, the Strategic Value Fund and the Advantage Fund) use a so-called “European” structure for the payment of performance fees, whereby the manager is not paid any performance fees until fund investors have had their entire capital investment repaid. This contrasts with a so-called “American” structure for the payment of performance fees, whereby the performance fees are paid on profitable resolutions as they occur. The impact of the “European” structure is to delay the receipt of the performance fees. As a result, while many fund assets have already successfully and profitably concluded, few of the related performance fees have been paid to the Group. Performance fees are recognized when a reliable estimate of the performance fee can be made, and it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

The table below sets forth the components of the asset management income for the six months ended June 30, 2022 and 2021.

	For the six months
	ended June 30,
($ in thousands)	2022	2021
Management fee income	3,713	4,329
Performance fee income	1,795	-
Total asset management income	5,508	4,329

9. Liabilities and income from insurance contracts

The tables below set forth the balances related to the Group’s insurance activity at June 30, 2022 and December 31, 2021.

	At June 30, 2022
($ in thousands)	Gross	Reinsurance	Net
Unearned premiums	6,058	(6,054)	4
Claims incurred but not reported reserves	17,247	(12,870)	4,377
Total	23,305	(18,924)	4,381

	At December 31, 2021
($ in thousands)	Gross	Reinsurance	Net
Unearned premiums	10,138	(8,315)	1,823
Claims incurred but not reported reserves	4,292	(3,410)	882
Total	14,430	(11,725)	2,705

60    Burford Capital Interim Report 2022

Notes to the condensed consolidated interim financial statements

continued

The table below sets forth the components of total insurance income for the six months ended June 30, 2022 and 2021.

	For the six months
	ended June 30,
($ in thousands)	2022	2021
Gross premiums written	-	2,118
Gross ceded reinsurance premiums	(2,022)	(1,672)
Change in net unearned premiums	825	(157)
Net premiums earned	(1,197)	289
Change in insurance claims reserves	(1,721)	(279)
Net income on insurance contracts	(2,918)	10
Insurance underwriting commissions	621	186
Insurance administrator commissions	-	603
Total insurance income	(2,297)	799

There were no claims reported during the six months ended June 30, 2022 and 2021 or outstanding loss reserve relating to reported claims at June 30, 2022 and December 31, 2021.

10. Property and equipment

The table below sets forth the components of property and equipment and property and equipment, net of accumulated depreciation, at June 30, 2022 and December 31, 2021.

	For the period ended
	June 30,	December 31,
($ in thousands)	2022	2021
Leasehold improvements	2,620	2,620
Fixtures, fittings and equipment	3,024	3,024
Computer hardware and software	339	287
Right-of-use assets (property leases)	15,163	15,163
Property and equipment	21,146	21,094
Accumulated depreciation	(11,398)	(8,025)
Property and equipment, net	9,748	13,069

11. Marketable securities

The table below sets forth the changes in marketable securities at the beginning and end of the relevant reporting periods.

	For the six months
	ended June 30,
($ in thousands)	2022	2021
At beginning of period	175,336	16,594
Purchases	39,621	485,440
Proceeds on disposal	(79,161)	(235,599)
Net realized gains/(losses) on disposal	(1,142)	(167)
Fair value movement	(8,987)	295
Change in accrued interest	315	302
Foreign exchange gains/(losses)	(304)	26
At end of period	125,678	266,891

Burford Capital Interim Report 2022    61

Notes to the condensed consolidated interim financial statements

continued

The table below sets forth the components of the total marketable securities income and bank interest for the six months ended June 30, 2022 and 2021.

	For the six months
	ended June 30,
($ in thousands)	2022	2021
Net realized gains/(losses) on disposal	(1,142)	(167)
Changes in fair value	(8,987)	295
Interest and dividend income	967	1,123
Bank interest income	191	5
Total marketable securities income and bank interest	(8,971)	1,256

12. Other assets

The table below sets forth the components of total other assets at June 30, 2022 and December 31, 2021.

	At
	June 30,	December 31,
($ in thousands)	2022	2021
Reinsurance assets	18,924	11,725
Prepayments	906	1,192
Tax receivables	1,685	2,161
Other receivables	18,266	20,095
Total other assets	39,781	35,173

13. Other liabilities

The table below sets forth the components of total other liabilities at June 30, 2022 and December 31, 2021.

	At
	June 30,	December 31,
($ in thousands)	2022	2021
Audit fees payable	2,951	3,372
Payable for capital provision assets	412	-
General expenses payable	25,238	42,474
Lease liabilities	8,983	11,896
Insurance liabilities	23,305	14,430
Long-term incentive compensation including accruals	44,708	41,270
Legacy asset recovery incentive compensation including accruals	9,438	12,615
Total other liabilities	115,035	126,057

The table below sets forth the changes in lease liabilities at the beginning and end of the relevant reporting periods.

	For the period ended
	June 30,	December 31,
($ in thousands)	2022	2021
At beginning of period	11,896	13,520
Disposals	-	-
Interest expense on lease liabilities	(1,440)	864
Payments on lease liabilities	(1,206)	(2,456)
Exchange differences	(267)	(32)
At end of period	8,983	11,896

14. Debt issued

The table below sets forth certain information with respect to the Group’s indebtedness outstanding at June 30, 2022 and December 31, 2021. The table below sets forth certain information with respect to our debt securities at June 30, 2022 and December 31, 2021. Debt securities denominated in UK Sterling have been converted to US Dollars using GBP/USD exchange rates of $1.2143 at June 30, 2022 and $1.3477 at December 31, 2021.

62    Burford Capital Interim Report 2022

Notes to the condensed consolidated interim financial statements

continued

	Principal amount			Carrying value (at amortized cost) at		Fair value(1) at
	USD	Outstanding	Outstanding
	equivalent	at June 30,	at June 30,
	face value	2022 (in local	2022	June 30,	December 31,	June 30,	December 31,
($ in thousands)	at issuance	currency)	(in USD)	2022	2021	2022	2021
Burford Capital PLC
6.500% Bonds due 2022	$143,176	£-	$	$-	$83,396	$-	$85,560
6.125% Bonds due 2024	$144,020	£100,000	$121,430	$120,919	$134,092	$122,499	$140,430
5.000% Bonds due 2026	$225,803	£175,000	$212,503	$211,119	$234,153	$199,391	$236,909

Burford Capital Finance LLC
6.125% Bonds due 2025	$180,000	$180,000	$180,000	$178,904	$178,728	$171,144	$185,855

Burford Capital Global Finance LLC
6.250% Senior Notes due 2028	$400,000	$400,000	$400,000	$392,809	$392,188	$355,772	$422,872
6.875% Senior Notes due 2030	$360,000	$360,000	$360,000	$349,666	-	$314,593	-
Total debt				$1,253,417	$1,022,557	$1,163,399	$1,071,626
1.	The Group’s outstanding indebtedness is held at amortized cost on the condensed consolidated financial statements and these values represent the fair value equivalent amounts.

The table below sets forth a summary of the changes in the outstanding indebtedness due to cash flows and non-cash changes at the beginning and end of the relevant reporting periods.

	For the period ended
($ in thousands)	June 30, 2022	June 30, 2021
At beginning of period	1,036,476	677,370
Debt issued, net of original issue discount	357,271	400,000
Debt issuance costs	(7,882)	(7,797)
Finance costs	36,561	25,646
Interest paid	(31,564)	(19,736)
Foreign exchange (gain)/loss	(40,499)	6,345
Debt extinguishment	(79,911)	(33,687)
At end of period	1,270,452	1,048,141

Debt issued	1,253,417	1,034,233
Debt interest payable	17,035	13,908
Total debt issued	1,270,452	1,048,141

The table below sets forth unamortized issuance costs of the outstanding indebtedness at June 30, 2022 and December 31, 2021.

	At
	June 30,	December 31,
($ in thousands)	2022	2021
6.500% Bonds due 2022	-	199
6.125% Bonds due 2024	511	678
6.125% Bonds due 2025	1,096	1,272
5.000% Bonds due 2026	1,384	1,695
6.250% Senior Notes due 2028	7,191	7,812
6.875% Senior Notes due 2030	7,677	-

The table below sets forth the components of total finance costs of the outstanding indebtedness for the six months ended June 30, 2022 and 2021.

	For the six months
	ended June 30,
(S in thousands)	2022	2021
Debt interest expense	35,010	24,784
Debt issuance costs incurred as finance costs	1,551	862
Total finance costs	36,561	25,646

Burford Capital Interim Report 2022    63

Notes to the condensed consolidated interim financial statements

continued

Issuance of 2030 Notes

On April 11, 2022, Burford Capital Global Finance LLC issued $360 million aggregate principal amount of 6.875% senior notes due 2030 (the “2030 Notes”). The 2030 Notes have an interest rate of 6.875% payable semi-annually in arrears on April 15 and October 15 of each year, commencing on October 15, 2022.

The 2030 Notes were issued under an indenture by and among Burford Capital Global Finance LLC, as issuer, Burford Capital Limited, as parent guarantor, the other guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as trustee. The 2030 Notes (i) are senior unsecured obligations of Burford Capital Global Finance LLC, (ii) rank equal in right of payment with all existing and future unsecured indebtedness of Burford Capital Global Finance LLC that is not expressly subordinated in right of payment to the 2030 Notes, and are senior in right of payment to all existing and future indebtedness of Burford Capital Global Finance LLC expressly subordinated in right of payment to the 2030 Notes and (iii) are fully and unconditionally guaranteed on a senior and unsecured basis by Burford Capital Limited, Burford Capital Finance LLC and Burford Capital PLC. Each restricted subsidiary of Burford Capital Limited (other than Burford Capital Global Finance LLC) that (i) incurs or guarantees any indebtedness under the notes outstanding at the issue date of the 2030 Notes or (ii) incurs other indebtedness for borrowed money or guarantees other indebtedness for borrowed money of Burford Capital Global Finance LLC or any guarantor of the 2030 Notes in an aggregate principal amount in excess of $5 million, is required to guarantee the 2030 Notes.

Burford Capital Global Finance LLC may redeem some or all of the 2030 Notes on or after April 15, 2025 at the redemption prices set forth in the indenture governing the 2030 Notes, plus accrued and unpaid interest. Burford Capital Global Finance LLC may redeem some or all of the 2030 Notes at any time before April 15, 2025, at a redemption price equal to 100% of the aggregate principal amount of the 2030 Notes redeemed, plus a make-whole premium and accrued and unpaid interest. In addition, prior to April 15, 2025, Burford Capital Global Finance LLC may redeem at its option up to 40% of the aggregate principal amount of the 2030 Notes with the proceeds of certain equity offerings at the redemption price set forth in the indenture governing the 2030 Notes, provided that at least 50% of the aggregate principal amount of the 2030 Notes remains outstanding. Furthermore, Burford Capital Global Finance LLC will be required to make an offer to repurchase all of the 2030 Notes upon the occurrence of certain events constituting a Change of Control Triggering Event (as defined in the indenture governing the 2030 Notes) at a price equal to 101% of the principal amount of the 2030 Notes, plus accrued and unpaid interest. If Burford Capital Global Finance LLC sells certain assets and the net cash proceeds are not applied as permitted under the indenture governing the 2030 Notes, Burford Capital Global Finance LLC may be required to use such proceeds to offer to purchase some of the 2030 Notes at 100% of the aggregate principal amount of the 2030 Notes repurchased, plus accrued and unpaid interest.

The indenture governing the 2030 Notes contains certain customary covenants, including restrictions on the ability of Burford Capital Limited and its restricted subsidiaries to (i) incur or guarantee additional indebtedness, (ii) pay cash dividends or make other cash distributions in respect of, or repurchase or redeem, capital stock or make other restricted payments (including restricted investments), (iii) create or incur certain liens, (iv) merge or consolidate with another company or sell all or substantially all of their assets and (v) enter into transactions with affiliates. The 2030 Notes are governed by the laws of the State of New York.

Redemption of 2022 Bonds

On May 25, 2022, Burford Capital PLC redeemed in full the remaining aggregate outstanding principal amount of the 6.500% bonds due 2022 (the “2022 Bonds”) at a redemption price of 101.050% per £100 principal amount of the 2022 Bonds, plus any accrued but unpaid interest on the 2022 Bonds up to (but excluding) the redemption date.

64    Burford Capital Interim Report 2022

Notes to the condensed consolidated interim financial statements

continued

15. Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the purchase consideration over the fair value of the Group’s share of the assets acquired and the liabilities assumed on the acquisition date. The Group’s goodwill primarily relates to the acquisition of BCIM Holdings LLC on December 14, 2016.

The tables below set forth the allocation of the carrying value of goodwill to each of the Group’s operating business segments at the beginning and end of the relevant reporting periods.

	For the six months ended June 30, 2022
		Asset
		management
	Capital	and other	Other
($ in thousands)	provision	services	corporate	Total
At beginning of period	107,991	25,020	1,008	134,019
Foreign exchange losses	-	-	(100)	(100)
At end of period	107,991	25,020	908	133,919

	For the six months ended June 30, 2021
		Asset
		management
	Capital	and other	Other
($ in thousands)	provision	services	corporate	Total
At beginning of period	107,991	25,020	1,021	134,032
Foreign exchange gains	-	-	13	13
At end of period	107,991	25,020	1,034	134,045

Management has determined there was no evidence of goodwill impairment at June 30, 2022 and December 31, 2021, respectively.

Burford Capital Interim Report 2022    65

Notes to the condensed consolidated interim financial statements

continued

16. Fair value of assets and liabilities

Valuation methodology

The table below sets forth the fair value of financial instruments grouped by the fair value level at June 30, 2022.

	At June 30, 2022
($ in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Capital provision assets
Derivative financial assets
Single case	-	-	669,355	669,355
Portfolio	-	-	1,654,434	1,654,434
Portfolio with equity risk	-	-	208,715	208,715
Legal risk management	-	-	2,874	2,874
Non-derivative financial assets
Joint ventures and equity method investments	-	-	155,489	155,489
Single case with equity risk	11,899	-	-	11,899
Other	-	-	-	-
Assets of consolidated investment companies
Complex strategies (Strategic Value Fund)	-	-	12,657	12,657
Litigation finance (BOF-C)	11,899	-	376,960	388,859
Litigation finance (Advantage fund)	-	-	10,688	10,688
Due from settlement of capital provision assets	-	-	67,921	67,921
Marketable securities
Asset-backed securities	-	30,859	-	30,859
Corporate bonds	-	81,992	-	81,992
Mutual funds	7,111	-	-	7,111
US treasuries and commercial paper	2,598	-	-	2,598
Government Bonds	-	3,118	-	3,118
Total assets	33,507	115,969	3,159,093	3,308,569

Liabilities:
Financial liabilities related to third-party interests in capital provision assets	-	-	397,581	397,581
Total liabilities	-	-	397,581	397,581
Net total	33,507	115,969	2,761,512	2,910,988

The Group has elected the fair value option for certain equity method investments, marketable securities, due from settlements of capital provision assets and financial liabilities relating to third-party interests in capital provision assets in order to provide a consistent fair value measurement approach for all capital provision related activity. Interest and dividend income on these assets are recognized as income when they are earned. There were no gains or losses recognized in the condensed consolidated statements of comprehensive income with respect to these assets and liabilities.

The key risk and sensitivity across all of the capital provision assets relates to the underlying litigation associated with each case that is underwritten and financed. The sensitivity to this Level 3 input is therefore considered to be similar across the different types of capital provision assets and is expressed as a portfolio-wide stress.

66    Burford Capital Interim Report 2022

Notes to the condensed consolidated interim financial statements

continued

The table below sets forth the fair value of financial instruments grouped by the fair value level at December 31, 2021.

	At December 31, 2021
($ in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Capital provision assets
Derivative financial instruments
Single case	-	-	617,088	617,088
Portfolio	-	-	1,618,963	1,618,963
Portfolio with equity risk	-	-	200,484	200,484
Legal risk management	-	-	2,550	2,550
Non-derivative financial assets
Joint ventures and equity method investments	-	-	139,964	139,964
Other	-	-	2,083	2,083
Assets of consolidated investment companies
Complex strategies (Strategic Value Fund)	-	-	12,855	12,855
Litigation finance (BOF-C)	-	-	306,478	306,478
Due from settlement of capital provision assets	-	-	86,311	86,311
Marketable securities
Asset-backed securities	-	56,285	-	56,285
Corporate bonds	-	84,003	-	84,003
Mutual funds	10,636	8,912	-	19,548
US treasuries and commercial paper	15,500	-	-	15,500
Total assets	26,136	149,200	2,986,776	3,162,112

Liabilities:
Financial liabilities related to third-party interests in capital provision assets	-	-	398,595	398,595
Total liabilities	-	-	398,595	398,595
Net total	26,136	149,200	2,588,181	2,763,517

Movements in Level 3 fair value assets and liabilities

The table below sets forth the analysis of the movements in the level 3 financial assets and liabilities for the six months ended June 30, 2022.

	For the six months ended June 30, 2022
			Transfers				Foreign	At
	At beginning	Transfers	between			Income for	exchange	end of
($ in thousands)	of period	into level 3	types	Deployments	Realizations	the period	gains/(losses)	period
Single case	617,088	-	-	55,935	(17,545)	19,823	(5,946)	669,355
Portfolio	1,618,963	-	-	49,367	(47,495)	37,240	(3,641)	1,654,434
Portfolio with equity risk	200,484	-	-	184	-	8,047	-	208,715
Legal risk management	2,550	-	-	130	-	408	(214)	2,874
Joint ventures and equity method investments	139,964	-	-	2,665	(5,388)	23,767	(5,519)	155,489
Complex strategies (Strategic Value Fund)	12,855	-	-	184	(1,847)	1,465	-	12,657
Litigation finance (BOF-C)	306,478	-	-	46,887	(3,469)	27,064	-	376,960
Litigation finance (Advantage Fund)	-	-	-	20,400	(10,619)	907	-	10,688
Other	2,083	-	-	-	(2,083)	-	-	-
Total capital provision assets	2,900,465	-	-	175,752	(88,446)	118,721	(15,320)	3,091,172
Due from settlement of capital provision assets	86,311	-	-	88,446	(108,541)	1,888	(183)	67,921
Total level 3 assets	2,986,776	-	-	264,198	(196,987)	120,609	(15,503)	3,159,093
Financial liabilities for third-party interests in capital provision assets	398,595	-	-	29	(38)	(1,005)	-	397,581
Total level 3 liabilities	398,595	-	-	29	(38)	(1,005)	-	397,581

Burford Capital Interim Report 2022    67

Notes to the condensed consolidated interim financial statements

continued

The table below sets forth the analysis of the movements in the level 3 financial assets and liabilities for the six months ended June 30, 2021.

	For the six months ended June 30, 2021
			Transfers				Foreign	At
	At beginning	Transfers	between			Income for	exchange	end of
($ in thousands)	of period	into level 3	types	Deployments	Realizations	the period	gains/(losses)	period
Single case	594,502	-	(1,949)	47,946	(131,920)	63,638	879	573,096
Portfolio	1,581,794	-	1,949	27,459	(21,766)	6,485	(1,426)	1,594,495
Legal risk management	2,213	-	-	156	-	100	(78)	2,391
Portfolio with equity risk	-	-	-	137,587	-	-	-	137,587
Joint ventures and equity method investments	130,557	-	-	2,337	(824)	399	(4,289)	128,180
Other	2,083	-	-	-	-	-	-	2,083
Complex strategies	85,166	-	-	-	(63,990)	4,806	-	25,982
Litigation finance (BOF-C)	168,427	-	-	163,299	(5,215)	11,762	-	338,273
Total capital provision assets	2,564,742	-	-	378,784	(223,715)	87,190	(4,914)	2,802,087
Due from settlement of capital provision assets	30,708			213,715	(48,494)		(532)	195,397
Total level 3 assets	2,595,450	-	-	592,499	(272,209)	87,190	(5,446)	2,997,484
Financial liabilities for third-party interests in capital provision assets	400,660			-	(37)	(395)	-	400,228
Total level 3 liabilities	400,660	-	-	-	(37)	(395)	-	400,228

All transfers into and out of Level 3 are recognized as if they have taken place at the beginning of each reporting period. There were no transfers into Level 3 during the six months ended June 30, 2022 and 2021.

Sensitivity of Level 3 valuations

For the vast majority of the Group’s legal finance assets, valuation relates to objective events in the litigation process. If there have been no objective events, the Group typically assesses the fair value of its legal finance assets to be equivalent to the cost of the assets in line with its valuation policy and the absence of an objective event impacting valuation assessment. The valuation policy assigns valuation changes based on these objective milestones. When an objective milestone described in the valuation policy occurs, we apply the percentage change in valuation prescribed in the valuation policy for that milestone. The move in value, in turn, is based on our deployed costs and our contractual entitlement as follows. When a reduction in fair value is appropriate based on the valuation policy, for example if there is an adverse court ruling, we reduce the deployed cost by the percentage set forth in the valuation policy for the pertinent milestone. When an increase in fair value is appropriate based on the valuation policy, for example if there is a favorable court ruling, we apply the percentage of our expected return set forth in the valuation policy for the pertinent milestone and add that value to our deployed cost. We apply the percentage to our entire return, including any preferred return and any variable return, if a reasonable damages estimate would support sufficient proceeds to pay our return. Where there is a settlement offer or a damages finding or damages are otherwise undisputed, and that amount would be sufficient to pay our entire return, we use that amount instead of an estimate of damages to calculate the adjustment on the assumption that that amount will be available to pay our return. If the available amount (based on our estimate, a settlement offer, a damages finding or undisputed damages) would not be sufficient to pay our entire return, we will apply the appropriate percentage to the partial return we would expect to receive.

The valuation policy discounts the impact of the objective events commensurate with the remaining litigation risk, including both the likelihood of a positive outcome and the time required to reach that outcome. Because the Group’s legal finance assets are typically relatively short in tenor (two to three years), no additional discounting explicitly for the time value of money is usually applied. Instead, the potential impact of timing is encompassed in the applicable value range. In a small number of instances, the Group has the benefit of a secondary sale of a portion of an asset. When that occurs, the market evidence is factored into the valuation process, and results on portfolios with multiple fair value factors are presented based on whether the portfolios are in an overall positive or negative fair value position. The more robust the market testing of value is, the more weight that is accorded to the market price.

68    Burford Capital Interim Report 2022

Notes to the condensed consolidated interim financial statements

continued

The tables below set forth a stratification of the Group’s capital provision-direct and capital provision-indirect Level 3 assets into different categories of fair valuation factors (reflecting the objective litigation events) that underlie the valuation of those assets and the carrying value, cost and unrealized gain of the Group’s capital provision-direct and capital provision-indirect Level 3 assets, in each case, at June 30, 2022 and December 31, 2021.

		At June 30, 2022
		Positive fair value adjustments							Negative fair value adjustments
							Weighted							Weighted
		Total		Aggregate			average	(1)	Total		Aggregate			average	(2)
	Unobservable	carrying		fair value			fair value		carrying		fair value			fair value
($ in thousands)	inputs	value	Cost	adjustments	Range		adjustment %	(3)	value	Cost	adjustments	Range		adjustment %	(4)
Market transactions(5)	Litigation risk	1,160,840	61,143	1,099,697	NA	(6)	NA	(6)	-	-	-	NA	(6)	NA	(6)
Ruling or other objective pre-trial event	Litigation risk	344,089	263,346	80,743	10% to 40%		21%		9,157	12,243	(3,086)	-10% to -47%		(25)%
Trial court judgment or tribunal award	Litigation risk	127,813	76,522	51,291	50% to 60%		59%		3,941	9,853	(5,912)	-60% to -60%		(60)%
Appeal judgment	Litigation risk	121,668	61,344	60,324	20% to 60%		52%		-	2,403	(2,403)	-100% to -100%		(100)%
Settlements	Litigation risk	105,796	52,037	53,759	40% to 80%		78%		9,694	23,680	(13,986)	-4% to -67%		(59)%
Held at cost	Litigation risk	676,327	676,327	-	0%		0%		-	-	-	0%	(6)	0%	(6)
Portfolios with multiple fair value factors(7)	Litigation risk	229,561	134,820	94,741	-100% to 80%		49%		31,218	59,341	(28,123)	-40% to -100%		(75)%
Priced at cost plus accrued interest	Litigation risk	23,345	21,458	1,887	NA	(6)	NA	(6)	-	-	-	NA	(6)	NA	(6)
Discounted cash flow	Discount rate	-	-	-	0%		0%		244,849	250,797	(5,948)	17.2%		17.2%
Discounted cash flow	Resolution timing	-	-	-	0%		0%		-	-	-	3 to 63 months		28 months
Discounted cash flow	Conversion ratio	-	-	-	0%		0%		-	-	-	5.4		5.4
Other	Litigation risk	2,874	-	2,874	100% to 100%		100%		-	2,826	(2,826)	-100% to -100%		(100)%
Total capital provision assets		2,792,313	1,346,997	1,445,316					298,859	361,143	(62,284)
Due from settlement of capital provision assets		67,921	67,921	-					-	-	-
Total level 3 assets		2,860,234	1,414,918	1,445,316					298,859	361,143	(62,284)
1.	Weighted by fair value of asset.
2.	Weighted by cost of asset.
3.	As percentage of expected recovery above cost.
4.	As percentage of cost
5.	Although market transactions are a significant input into the valuation of these assets, the nature of these market transactions and the influence of other factors on valuation causes these assets to be characterized as Level 3 rather than Levels 1 or 2.
6.	Not valued based on a percentage of expected recovery.
7.	Portfolios where the underlying cases have multiple FV factors: If a portfolio’s cases have only one FV factor, the portfolio is categorized with that factor. FV adjustment statistics for portfolios represent the weighted average, maximum and minimum adjustments for the underlying cases in those portfolios.

	At June 30, 2022
($ in thousands)	Cost	Unrealized gain	Carrying value
Capital provision-direct	1,686,682	1,381,145	3,067,827
Capital provision-indirect	21,458	1,887	23,345
Total capital provision level 3 assets	1,708,140	1,383,032	3,091,172

Burford Capital Interim Report 2022    69

Notes to the condensed consolidated interim financial statements

continued

		At December 31, 2021
		Positive fair value adjustments							Negative fair value adjustments
							Weighted							Weighted
		Total		Aggregate			average	(1)	Total		Aggregate			average	(2)
	Unobservable	carrying		fair value			fair value		carrying		fair value			fair value
($ in thousands)	inputs	value	Cost	adjustments	Range		adjustment %	(3)	value	Cost	adjustments	Range		adjustment %	(4)
Market transactions(5)	Litigation risk	1,160,354	57,128	1,103,226	NA	(6)	NA	(6)	-	-	-	NA	(6)	NA	(6)
Ruling or other objective pre-trial event	Litigation risk	243,301	206,166	37,135	10% to 30%		16%		6,253	9,804	(3,551)	-32% to -60%		(36)%
Trial court judgment or tribunal award	Litigation risk	146,126	66,337	79,789	50% to 60%		51%		196	980	(784)	-80% to -80%		(80)%
Appeal judgment	Litigation risk	27,329	18,677	8,652	20% to 60%		24%		-	2,403	(2,403)	-100% to -100%		(100)%
Settlements	Litigation risk	90,216	59,022	31,194	10% to 80%		41%		9,653	23,898	(14,245)	-9% to -70%		(62)%
Held at cost	Litigation risk	668,484	668,484	-	0%		0%		-	-	-	0%		0%
Portfolios with multiple fair value factors(7)	Litigation risk	289,179	199,221	89,958	-100% to 80%		53%		8,261	16,732	(8,471)	-60% to -79%		(63)%
Priced at cost plus accrued interest	Litigation risk	12,855	11,156	1,699	NA	(6)	NA	(6)	-	-	-	NA	(6)	NA	(6)
Discounted cash flow	Discount rate				0%		0%		235,212	250,797	(15,585)	12.9%		12.9%
Discounted cash flow	Resolution timing				0%		0%		-	-	-	9 to 69 months		38 months
Discounted cash flow	Conversion ratio				0%		0%		-	-	-	5.4		5.4
Other	Litigation risk	2,551	-	2,551	100% to 100%		100%		495	3,280	(2,785)	-85% to -85%		(85)%
Total capital provision assets		2,640,395	1,286,191	1,354,204					260,070	307,894	(47,824)
Due from settlement of capital provision assets		86,311	86,311
Total level 3 assets		2,726,706	1,372,502	1,354,204					260,070	307,894	(47,824)

Note: The comparative data in the December 31, 2021 table above has been amended to correct for immaterial classification differences.

1.	Weighted by fair value of asset.
2.	Weighted by cost of asset.
3.	As percentage of expected recovery above cost.
4.	As percentage of cost
5.	Although market transactions are a significant input into the valuation of these assets, the nature of these market transactions and the influence of other factors on valuation causes these assets to be characterized as Level 3 rather than Levels 1 or 2.
6.	Not valued based on a percentage of expected recovery.
7.	Portfolios where the underlying cases have multiple FV factors: If a portfolio’s cases have only one FV factor, the portfolio is categorized with that factor. FV adjustment statistics for portfolios represent the weighted average, maximum and minimum adjustments for the underlying cases in those portfolios.

	At December 31, 2021
($ in thousands)	Cost	Unrealized gain	Carrying value
Capital provision-direct	1,582,929	1,304,681	2,887,610
Capital provision-indirect	11,156	1,699	12,855
Total capital provision level 3 assets	1,594,085	1,306,380	2,900,465

Following origination, the Group engages in a review of each capital provision asset’s fair value in connection with the preparation of the condensed consolidated financial statements. Should the value of those instruments have been 10% higher or lower than provided for in the Group’s fair value estimation, while all other variables remained constant, the Group’s income and net assets would have increased or decreased, respectively, by $276 million at June 30, 2022 and $259 million at December 31, 2021. The sensitivity impact has been provided on a pre-tax basis on both income and net assets as the Group considers the fluctuation in the Group’s effective tax rate from period to period could indicate changes in sensitivity not driven by the valuation that are difficult to follow and detract from the comparability of this information.

Reasonably possible alternative assumptions

The determination of fair value for capital provision assets, derivative financial liabilities and asset subparticipations involves significant judgments and estimates. While the potential range of outcomes for the assets is wide, the Group’s fair value estimation is its best assessment of the current fair value of each asset or liability. Such estimate is

70    Burford Capital Interim Report 2022

Notes to the condensed consolidated interim financial statements

continued

inherently subjective, being based largely on an assessment of how individual events have changed the possible outcomes of the asset and their relative probabilities and hence the extent to which the fair value has altered. The aggregate of the fair values selected falls within a wide range of reasonably possible estimates. In the Group’s opinion, there is no useful alternative valuation that would better quantify the market risk inherent in the portfolio and there are no inputs or variables to which the values of the assets are correlated.

17. Variable interest entities

Consolidated VIEs

Pursuant to US GAAP consolidation guidance, the Group consolidates certain VIEs for which it is considered the primary beneficiary, either directly or indirectly, through a consolidated entity or affiliate. See note 2 (Summary of significant accounting policies—Consolidation) to the Group’s condensed consolidated financial statements for additional information with respect to the Group’s consolidation.

Consolidated VIEs include entities relating to the Group’s investment funds (BOF-C, the Strategic Value Fund and the Advantage Fund), investment vehicles for sale and resale of the participation interests (Colorado) and acquisition of interests in secured promissory notes (Forest Hills Investments LLC).

The purpose of the investment funds is to provide strategy specific investment opportunities for investors in exchange for management- and performance-based fees. The investment strategies of the funds differ by product, but the fundamental risks are similar, including loss of invested capital and loss of management- and performance-based fees.

Colorado is an exempted company established to receive a portion of the Group’s interest in the YPF-related Petersen claims and provide a vehicle for the sale and resale of the participation interests.

The Group, together with BCIM Partners III, LP and BCIM Credit Opportunities, LP acquired interest in certain secured promissory notes through Forest Hills Investments LLC. The secured promissory notes are legal finance investments with proceeds payable out of two underlying litigation matters. This structure provides for the sharing of the economics, interest payments and settlement cash flows among the Group, BCIM Partners III, LP and BCIM Credit Opportunities, LP.

The Group provides revolving credit facilities to certain managed funds for capital calls as required. These revolving credit facilities are entirely discretionary insofar as the Group is not obligated to provide funding under the revolving credit facilities. There was no amount outstanding under the revolving credit facilities at June 30, 2022 and December 31, 2021, respectively.

The table below sets forth assets and liabilities of the consolidated VIEs at June 30, 2022 and December 31, 2021.

	At
	June 30,	December 31,
($ in thousands)	2022	2021
Total assets	952,244	887,719
Total liabilities	(4,128)	(5,199)

The table below sets forth the total revenue and certain information relating to cash flows of the consolidated VIEs for the six months ended June 30, 2022 and 2021.

	For the six months
	ended June 30,
($ in thousands)	2022	2021
Total revenue	26,354	13,363
Cash flows:
(Proceeds)	4,935	(7,303)
Funding	62,848	163,697
Cash balance	67,441	52,086

Unconsolidated VIEs

The Group’s maximum exposure to loss from the unconsolidated VIEs is the sum of capital provision assets, fee receivables, accrued income and loans to the unconsolidated VIEs and was $22 million at June 30, 2022 and $23 million at December 31, 2021.

Burford Capital Interim Report 2022    71

Notes to the condensed consolidated interim financial statements

continued

The table below sets forth the Group’s maximum exposure to loss due to its involvement with the unconsolidated VIEs at June 30, 2022 and December 31, 2021.

	At
	June 30,	December 31,
($ in thousands)	2022	2021
Total on-balance sheet exposure	16,077	16,355
Off-balance sheet - undrawn commitments	5,890	6,378
Maximum exposure to loss	21,967	22,733

18. Joint ventures and associate investments

The Group holds certain of its capital provision assets through joint ventures that are accounted for at fair value through profit or loss. See note 16 (Fair value of assets and liabilities) to the Group’s condensed consolidated financial statements for additional information with respect to the Group’s valuation of its capital provision assets. The total fair value of the Group’s interest in such joint ventures was $153 million at June 30, 2022 and $138 million at December 31, 2021 and was included in capital provision assets in the consolidated statement of financial position. The total fair value of the Group’s interest in companies with associate investments was $2 million at June 30, 2022 and $2 million at December 31, 2021 and was included in capital provision assets in the consolidated statement of financial position. None of these joint ventures or equity method investments is individually material to the Group, and there are no significant restrictions on the ability of the joint ventures to make cash distributions or repayment of advances to the Group.

The Group’s share of commitments for these joint ventures and associate investments was $41 million and $15 million, respectively, at June 30, 2022 and $85 million and $16 million respectively, at December 31, 2021 and was included in the commitment amounts relating to asset agreements. See note 22 (Financial commitments and contingent liabilities) to the Group’s condensed consolidated financial statements for additional information with respect to the Group’s commitments and contingencies.

19. Shareholders’ equity

Shareholder rights and dividends

All of the Company’s issued and outstanding ordinary shares are fully paid. Holders of the Company’s ordinary shares do not have conversion or redemption rights. There are no provisions in the Company’s memorandum of incorporation or articles of incorporation discriminating against a shareholder as a result of such shareholder’s ownership of a particular number of the Company’s ordinary shares.

Each holder of the Company’s ordinary shares who is present in person (including any corporation by its duly authorized representative) or by proxy at a general meeting will have one vote on a show of hands and, on a poll, if present in person or by proxy, will have one vote for every ordinary share held by such holder. Ordinary resolutions require approval by a simple majority of the votes at a general meeting at which a quorum is present.

The Board may provide for classes of shares other than ordinary shares, including series of preferred shares. If any preferred shares are issued, the rights, preferences and privileges of the Company’s ordinary shares will be subject to, and may be adversely affected by, the rights of holders of the Company’s preferred shares.

The rights attached to any class of shares may be varied only with the consent in writing of the holders of a majority of the issued shares of such class or with the sanction of an ordinary resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of such class.

If the Company is liquidated, the liquidator may, with the authority of a special resolution, divide among the shareholders, in the form specified, the whole or any part of the Company’s assets. For such purpose, the liquidator may set the value of any assets and determine how the division will be carried out between the shareholders or different classes of shareholders.

The Company's memorandum of incorporation and articles of incorporation do not impose limitations on the rights of persons to own the Company's securities, including rights of non-resident or foreign shareholders to hold or exercise voting rights with respect to the Company’s securities.

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Notes to the condensed consolidated interim financial statements

continued

There are no provisions in the Company’s memorandum of incorporation or articles of incorporation that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

Dividends

Dividends on the Company’s issued and outstanding ordinary shares are payable at the discretion of the Company’s board of directors. Each year, once the prior year’s results of operation are known, the Company’s board of directors reviews the Company’s profits, cash generation and cash needs and recommends a dividend level to shareholders for consideration at the Company’s annual general meeting. The Company may declare dividends by ordinary resolution at a general meeting in accordance with the respective rights of any class of shares. No dividend may exceed the amount recommended by the Company’s board of directors. Subject to the provisions of the Guernsey Companies Law, the Company’s board of directors may, if it thinks fit, from time to time pay interim dividends if it appears to the Company’s board of directors they are justified by the assets of the Company. Subject to rights which may attach to any other class of shares, holders of the Company’s ordinary shares are entitled to receive ratably all dividends, if any, that are declared. Dividends may be paid in any currency that the Company’s board of directors determines. The declaration and payment of dividends and distributions, if any, is subject to the discretion of the Board and the requirements of Guernsey law (including, among others, satisfaction of a statutory solvency test). The timing and amount of any dividends or distributions declared depends on, among others, the Company’s cash flows from operations and available liquidity, its earnings and financial position and any applicable contractual restrictions. Any dividend that has not been claimed after a period of 12 years from the date it became due for payment will, if the Company’s board of directors so resolves, be forfeited.

The table below sets forth dividends and their respective record dates for the years ended December 31, 2022 and 2021.

($ in cents)	Cash dividend per share	Record date
2021 year
First half	6.25	November 12, 2021
Second half	6.25	May 27, 2022
Total for the year ended December 31, 2021	12.50

2022 year
First half	6.25	November 4, 2022

Burford Capital Limited Employee Benefit Trust

The Burford Capital Limited Employee Benefit Trust was established to assist in the Group’s administration of the LTIP. While the Group does not have legal ownership of the Burford Capital Limited Employee Benefit Trust and the Group’s ability to influence the actions of the Burford Capital Limited Employee Benefit Trust is limited by the trust deed, the Burford Capital Limited Employee Benefit Trust is treated as being controlled by the Group for accounting purposes and, therefore, is consolidated. Shares held in the Burford Capital Limited Employee Benefit Trust at the period end are included in issued shares.

Treasury shares

During the six months ended June 30, 2022, the Company purchased a total of 468,000 ordinary shares on the open market in connection with the Company’s future obligations under the Burford employee deferred compensation plan. The Company did not purchase any ordinary shares in connection with the Burford employee deferred compensation plan during the six months ended June 30, 2021. All of the ordinary shares were purchased on the London Stock Exchange throughout the month of May 2022 at an average price of £6.33 ($8.01) per share. The result of these purchases was an increase of $4 million in the treasury balance in the condensed consolidated statement of changes in equity for the six months ended June 30, 2022. These ordinary shares remained in issue and reduced the outstanding number of ordinary shares at June 30, 2022.

Contingent share capital

The acquisition of BCIM Holdings LLC in December 2016 included $15,000,000 of contingent equity consideration. In calculating the fair value of the contingent equity consideration, a discount of 10% was applied for non-performance risk, hence the contingent equity consideration was valued at $13,500,000 at the acquisition date. 2,461,682 ordinary shares will be issued after BCIM Holdings LLC’s investment funds contribute more than $100 million in performance fee

Burford Capital Interim Report 2022    73

Notes to the condensed consolidated interim financial statements

continued

income (and, in certain instances, fee income from new funds or other capital provision income) to the Group. If the $100 million income target is not achieved, no contingent equity consideration will be payable.

20. Share-based compensation

Equity-based awards granted to the employees as compensation are measured based on the grant date fair value of the award. Equity-based awards that do not require future service are expensed immediately. Equity-based awards with service and performance conditions are expensed over the relevant service period to the extent the performance condition is met or deemed probable. Equity-based awards with service and market conditions are expensed over the relevant service period regardless of whether the market condition is met.

Long-term incentive plan

In 2016, shareholders approved the LTIP, which was amended and extended by shareholder approval on May 13, 2020. The LTIP creates alignment between participants in the LTIP and public shareholders and creates a long-term retention vehicle. All of the Group’s employees may be granted awards under the LTIP, and the Group typically makes an initial LTIP grant to each new employee and periodic grants thereafter.

Awards granted under the LTIP generally vest after a three-year service period and may also be subject to the satisfaction of performance- and/or market-based conditions.

During the period since the LTIP’s inception, the Group has issued awards in respect of approximately 3% of the Company’s issued ordinary share capital and, at June 30, 2022, there was a total of approximately 6.3 million awards issued under the LTIP. Awards granted under the LTIP may be satisfied with newly issued shares, a transfer of treasury shares or shares purchased on the open market. At June 30, 2022, approximately 15.6 million ordinary shares remained available for future grants under the LTIP through 2030.

The table below sets forth the LTIP activity for the six months ended June 30, 2022 and the year ended December 31, 2021.

	Number of	Weighted average
	ordinary	grant date fair value
(Ordinary shares in thousands)	shares	per ordinary share

Unvested LTIP awards at beginning of period	2,656	$8.35
Granted	1,895	$8.74
Earned/vested	(156)	$16.24
Forfeited	(301)	$12.22
Unvested LTIP awards at December 31, 2021	4,094	$7.94
Granted	1,196	$8.97
Earned/vested	(305)	$21.51
Forfeited	(85)	$9.30
Unvested LTIP awards at June 30, 2022	4,900	$7.32

The weighted-average remaining contractual term of unvested LTIP awards was 1.6 years at June 30, 2022. The compensation cost related to unvested LTIP awards not yet recognized was $21 million at June 30, 2022 and $19 million at December 31, 2021.

Burford employee deferred compensation plan

The Group maintains the Burford employee deferred compensation plan, under which a specified group of employees can elect to defer a portion of their compensation until future years. Participants may elect to defer base salary, bonuses, payments under the “carry pools” program and/or LTIP awards. The deferral period is a minimum of three years, and deferral distributions may be elected to be received in a lump sum or in annual installments. During the deferral period, the participant’s deferral account is notionally invested in investment funds available under the Burford employee deferred compensation plan. In addition, the Company may in its sole discretion make a matching contribution to the participant’s deferral account to the extent it is notionally invested in the Company’s ordinary shares. Distributions from the Burford employee deferred compensation plan will be made in accordance with the timing and form selected by the individual participant when the deferral is first elected. The Burford employee deferred compensation plan is administered and maintained by an independent third party. The Group has purchased an amount of its own shares which are held in treasury in the condensed consolidated statements of changes in equity in connection with this component of the deferred compensation plan.

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Notes to the condensed consolidated interim financial statements

continued

This company match component of the plan is accounted for as share-based compensation and vests after a two-year service period. For the six months ended June 30, 2022, the Group granted 116,960 unvested shares at a weighted average grant date fair value of $9.10 per ordinary share. The weighted-average remaining contractual term of unvested deferred compensation plan awards was 1.8 years at June 30, 2022. The compensation cost related to unvested deferred compensation plan related awards not yet recognized was $1 million at June 30, 2022.

21. Earnings per ordinary share

The table below sets forth the computation for basic and diluted net income per ordinary share for the six months ended June 30, 2022 and 2021.

	For the six months
	ended June 30,
($ in thousands, except share data)	2022	2021

Net (loss)/income attributable to Burford Capital Limited shareholders	(21,501)	(28,590)

Net (loss) attributable to Burford Capital Limited per ordinary share
Basic	(0.10)	(0.13)
Diluted	(0.10)	(0.13)

Weighted average ordinary shares outstanding:
Basic	218,935,492	219,049,877
Dilutive effect of share-based awards	-	-
Diluted	218,935,492	219,049,877

The dilutive net loss attributable to Burford Capital Limited shareholders for the six months ended June 30, 2022 and 2021 does not include 3.6 million and 2.3 million number of shares, respectively, relating to potential dilutive effect of the Company’s share-based awards, as to do so would be antidilutive to the basic net loss attributable to Burford Capital Limited shareholders.

22. Financial commitments and contingent liabilities

The table below sets forth the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments at June 30, 2022.

	At June 30, 2022
($ in thousands)	Leases	Debt issued	Debt interest payable	Other liabilities	Financial liabilities relating to third-party interests in capital provision assets
Remainder of 2022	1,729	-	39,419	11,127	-
2023	1,730	-	78,838	7,243	-
2024	1,327	121,430	78,838	8,402	-
2025	1,417	180,000	71,400	-	-
2026	1,424	212,503	60,375	-	-
Thereafter	4,393	760,000	118,802	-	-
No contractual maturity date	-	-	-	54,146	397,581
Total undiscounted cash flows	12,020	1,273,933	447,672	80,918	397,581
Lease present value adjustment	(3,037)
Lease liabilities	8,983

Burford Capital Interim Report 2022    75

Table of Contents

Notes to the condensed consolidated financial statements

continued

Commitments to financing arrangements
As a normal part of its business, the Group routinely enters into financing agreements that may require the Group to provide continuing funding over time, whereas other financing agreements provide for the immediate funding of the total commitment. The terms of the former type of financing agreements vary widely—e.g., in cases of discretionary commitments, the Group is not contractually obligated to advance capital and generally would not suffer adverse financial consequences from failing to do so and, therefore, has broad discretion as to each incremental funding of a continuing investment and, in cases of definitive commitments, the Group is contractually obligated to fund incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in the Group’s returns or the loss of the Group’s funded capital in a case).

The Group’s commitments are capped at a fixed amount in its financing agreements. The Group had outstanding commitments of $1.6 billion at June 30, 2022 and $1.4 billion at December 31, 2021. In addition, at June 30, 2022 the Group had $81 million (December 31, 2021: $88 million) of exposure to assets where the Group provided some form of legal risk arrangement pursuant to which the Group does not generally expect to deploy the full committed capital unless there is a failure of the claim, such as providing an indemnity for adverse legal costs (assuming the GBP to USD exchange rate of 1.2143 at June 30, 2022).

Leases

Leases consist primarily of the Group’s leased office space in (i) New York, New York, (ii) Chicago, Illinois, (iii) Washington, DC, (iv) London, United Kingdom, (v) Singapore, Singapore, (vi) Hong Kong, China and (vii) Sydney, Australia, which the Group has determined to be operating leases under US GAAP.

The table below sets forth the components of lease costs for the six months ended June 30, 2022 and 2021.

	For the six months
	ended June 30,
($ in thousands)	2022	2021
Operating lease cost	$1,136	$1,140
Cash paid for amounts included in the measurement of operating lease liabilities	$1,206	$1,230

The table below sets forth right-of-use assets, lease liabilities, weighted average remaining lease term and weighted average discount rate for the operating leases at June 30, 2022 and December 31, 2021.

	At
	June 30,	December 31,
	2022	2021
Right-of-use assets	8,149	10,948
Operating lease liabilities	8,983	11,896
Weighted average remaining lease term (years)	7.0	7.1
Weighted average discount rate	6.7%	6.7%

Litigation

Given the nature of the Group’s business, the Group may from time to time receive claims against it or be subject to inbound litigation. Having considered the legal merits of any relevant claims or progressed litigation and having received relevant legal advice (including any legal advice from external advisers), the Group considers there to be no material contingent liability in respect of any such litigation requiring disclosure in the condensed consolidated financial statements.

23. Related party transactions

The Group holds investments in associates and joint ventures. See note 18 (Joint ventures and equity method investments) to the Group’s condensed consolidated financial statements for additional information with respect to the balances held with associates and joint ventures. For the six months ended June 30, 2022, funding on the investments in associates and joint ventures was $3 million (June 30, 2021: $3 million).

76    Burford Capital Interim Report 2022

Table of Contents

Notes to the condensed consolidated financial statements

continued

24. Credit risk from financial instruments

The Group is exposed to credit risk in various asset structures, most of which involve financing sums recoverable only out of successful capital provision assets with a concomitant risk of loss of invested cost. See note 2 (Summary of significant accounting policies) to the Group’s consolidated financial statements in the Annual Report. Upon becoming contractually entitled to proceeds, depending on the structure of the particular capital provision asset, the Group could be a creditor of, and subject to direct or indirect credit risk from, a claimant, a defendant and/or other parties, or a combination thereof. Moreover, the Group may be indirectly subject to credit risk to the extent a defendant does not pay a claimant immediately notwithstanding successful adjudication of a claim in the claimant’s favor. The Group’s credit risk is uncertain given that its entitlement pursuant to its assets is generally not established until a successful resolution of claims, and its potential credit risk is mitigated by the diversity of its counterparties and indirect creditors.

The Group is also exposed to credit risk in respect of the marketable securities and cash and cash equivalents. The credit risk of the cash and cash equivalents is mitigated as all cash is placed with reputable banks with a sound credit rating (A-2 or higher by S&P and P-2 or higher by Moody’s). Marketable securities principally consist of investment grade corporate bonds and asset-backed securities, as well as investments in investment funds and US treasuries.

In addition, the Group is exposed to credit risk from opponents in litigation insurance. The underwriting process includes an assessment of counterparty credit risk, and there is a large diversification of counterparties.

The maximum credit risk exposure represented by cash, cash equivalents, marketable securities, due from settlement of capital provision assets and capital provision assets is specified in the consolidated statements of financial position.

Further, the Group is exposed to credit risk on financial assets held at amortized cost and receivables in other assets. The maximum credit exposure for such amounts was the carrying value of $16 million at June 30, 2022 and $22 million at December 31, 2021. The Group reviews the lifetime expected credit loss based on historical collection performance, the specific provisions of any settlement agreement and a forward-looking assessment of macro-economic factors. Based on this review, the Group has not identified any material expected credit loss relating to the financial assets held at amortized cost, except for as set forth in note 6 (Capital provision assets) to our condensed consolidated financial statements. The Group recognized no impairment and less than $1 million of impairment for the six months ended June 30, 2022 and 2021, respectively.

The Group is not exposed to concentration of credit risk from a particular region or customer.

25. Subsequent events

On August 8, 2022, we declared an interim dividend of 6.25¢ per ordinary share, payable on December 1, 2022, to shareholders of record on November 4, 2022.

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Further information

Set forth below is certain information relating to our board of directors and various advisors and service providers at the date of this Interim Report.

Directors Hugh Steven Wilson (Chairman) Rukia Baruti Christopher Bogart Robert Gillespie Christopher Halmy Andrea Muller Charles Nigel Kennedy Parkinson John Sievwright	Independent registered public accounting firm Ernst & Young LLP (1438) St. Julian’s Avenue St. Peter Port Guernsey GY1 2HH

Registered office Oak House Hirzel Street St. Peter Port Guernsey GY1 2NP	Advisors to the company on Guernsey law Ogier (Guernsey) LLP Redwood House St. Julian’s Avenue St. Peter Port Guernsey GY1 1WA

Advisors to the company on English law Freshfields Bruckhaus Deringer LLP 100 Bishopsgate London EC2P 2SR United Kingdom	Advisors to the company on US law Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 United States of America

Nominated adviser and joint brokers Numis Securities Ltd 45 Gresham Street London EC2V 7BF United Kingdom	Joint brokers Jefferies International Limited 100 Bishopsgate London EC2N 4JL United Kingdom

Registrar Computershare Investor Services (Guernsey) Limited Tudor House Le Bordage St. Peter Port Guernsey GY1 1DB	Administrator and company secretary Oak Fund Services (Guernsey) Limited Oak House Hirzel Street St. Peter Port Guernsey GY1 3RH

Computershare Investor Services P.O. Box 505005 Louisville, Kentucky 40233-5005

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Equity and debt securities

The table below sets forth certain information relating to our equity and debt securities outstanding at the date of this Interim Report.

Issuer	Security	Exchange	Ticker	ISIN/CUSIP	FIGI	SEDOL/ID

Burford Capital Limited				GG00BMGYLN96
	Ordinary shares	New York Stock Exchange	BUR	G17977110	BBG004FJ52G6	BMHLZ26 US

	Ordinary shares	London Stock Exchange—AIM	BUR	GG00BMGYLN96	BBG000PN88Q7	BMGYLN9 GB

Burford Capital PLC	Bond	London Stock Exchange—Main Market	BUR2	XS1391063424	BBG00CMS9C56	JK7086578
	Bond	London Stock Exchange—Main Market	BUR3	XS1614096425	BBG00GPZLYD7	AN5937551

Burford Capital Finance LLC	Bond	London Stock Exchange—Main Market	BUR4	XS1756325228	BBG00JWN4HQ2	AQ9291818

Burford Capital Global Finance LLC	Bond	Unlisted	N/A	Rule 144A: US12116LAA70 / 12116L AA7 Regulation S: USU1056LAA99 / U1056L AA9	BBG00ZSKX1F2 BBG00ZSKX1P1	BO7730613 BO7730647
	Bond	Unlisted	N/A	Rule 144A: US12116LAC37 / 12116L AC3 Regulation S: USU1056LAB72 / U1056L AB7	BBG016KF3DV3 BBG016KF3G37	BV7236672 BV7236722

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Company website

Our website is located at www.burfordcapital.com. The information on, or that can be accessed through, our website is not incorporated by reference into, and does not form a part of, this Interim Report.

Investor relations inquiries

For all investor relations inquiries about Burford Capital Limited, please contact:

Investor Relations
Burford Capital
Brettenham House
2-19 Lancaster Place
London WC2E 7EN
United Kingdom

Telephone: +44 (0)20 3530 2023

Investor Relations
Burford Capital
350 Madison Avenue
New York, New York 10017
United States

Telephone: +1 (212) 235 6820

Email: IR@burfordcapital.com

Visit the investor relations section of our website located at www.burfordcapital.com/shareholders for investor relations information, including the latest share price, presentations relating to financial position and results of operations and regulatory news. The information on, or that can be accessed through, our website is not incorporated by reference into, and does not form a part of, this Interim Report.

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